   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 17, 1997


                                                      REGISTRATION NO. 333-37461
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   AMENDMENT

                                     NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                    CREDENTIALS SERVICES INTERNATIONAL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                  7320                                 13-3784792
    (STATE OR OTHER JURISDICTION OF           (PRIMARY STANDARD INDUSTRIAL        (I.R.S. EMPLOYER IDENTIFICATION NO.)
     INCORPORATION OR ORGANIZATION)           CLASSIFICATION CODE NUMBER)

                      333 CITY BOULEVARD WEST, 10TH FLOOR
                            ORANGE, CALIFORNIA 92868
                                 (714) 704-6400
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             MR. DAVID C. THOMPSON
                     President and Chief Executive Officer
                    CREDENTIALS SERVICES INTERNATIONAL, INC.
                      333 CITY BOULEVARD WEST, 10TH FLOOR
                            ORANGE, CALIFORNIA 92868
                                 (714) 704-6400
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   Copies to:

     JAMES M. MCLAUGHLIN, JR., ESQ.                MELVIN KATZ, ESQ.                  WILLIAM H. HINMAN, JR., ESQ.
        PATRICIA F. YOUNG, ESQ.                 MALONEY, MEHLMAN & KATZ                   SHEARMAN & STERLING
     PILLSBURY MADISON & SUTRO LLP                405 LEXINGTON AVENUE                   555 CALIFORNIA STREET
     520 MADISON AVENUE, 40TH FLOOR             NEW YORK, NEW YORK 10174            SAN FRANCISCO, CALIFORNIA 94104
        NEW YORK, NEW YORK 10022

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE
     IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION


                 PRELIMINARY PROSPECTUS DATED DECEMBER 17, 1997


                                5,500,000 SHARES

                                      LOGO
                                  COMMON STOCK
                            ------------------------

    Of the 5,500,000 shares of Common Stock offered hereby, 1,050,000 shares are being offered by Credentials Services International, Inc. (the "Company") and 4,450,000 shares are being offered by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. After giving effect to the offering of the Common Stock hereby, CSI Investment Partners II, L.P., one of the Selling Stockholders, will own approximately 35.4% of the Company's outstanding Common Stock, assuming no exercise of the Underwriter's over-allotment option described below. See "Risk Factors -- Control by Affiliates."


    Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently anticipated that the initial public offering price per share of the Common Stock will be between $14.00 and $16.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the trading symbol "CRSR."


      THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

================================================================================================================
                                                         Underwriting                            Proceeds to
                                       Price to         Discounts and        Proceeds to           Selling
                                        Public          Commissions(1)        Company(2)         Stockholders
----------------------------------------------------------------------------------------------------------------
Per Share.......................          $                   $                   $                   $
----------------------------------------------------------------------------------------------------------------
Total...........................          $                   $                   $                   $
----------------------------------------------------------------------------------------------------------------
Total Assuming Full Exercise of
  Over-Allotment Option(3)......          $                   $                   $                   $
================================================================================================================

(1) See "Underwriting."
(2) Before deducting expenses estimated at $1.3 million, which are payable by the Company.
(3) Assuming exercise in full of the 30-day option granted by the Selling Stockholders to the Underwriters to purchase up to 825,000 additional shares, on the same terms, solely to cover over-allotments. See "Underwriting."
                            ------------------------

    The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the Common Stock will be made in New York City on or about
          , 1997.
                            ------------------------

PAINEWEBBER INCORPORATED                                       HAMBRECHT & QUIST
                            ------------------------

               THE DATE OF THIS PROSPECTUS IS            , 1997.

Inside front cover:

                      Credential Services International's
                           Value-Added Business Model

[Graphic depiction of Credentials Services International's Value-Added Business
Model: Membership fees flow from members to the Company; superior credit information and monitoring programs flow from the Company to members; fee-based revenue flows from the Company to the credit bureau; integration of information systems flows from the credit bureau to the Company; commission revenue and customer loyalty flow from the Company to the co-marketer; and brand name endorsement and customer lists flow from the co-marketer to the Company.]

               [Logo of Credentials Services International, Inc.]

     Credentials(R) is a trademark of Credentials Services International, Inc. This prospectus includes trademarks and tradenames of other companies.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, THE PURCHASE OF THE COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and Financial Statements and related notes appearing elsewhere in this Prospectus. Except as set forth in the Financial Statements and notes thereto or as otherwise specified herein, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option, and (ii) reflects a 214.4517-for-1 split of the Common Stock effected prior to the commencement of this offering. See "Description of Capital Stock" and "Underwriting." Investors should carefully consider the information set forth under the heading "Risk Factors."


     This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed under the heading "Risk Factors" below, as well as those discussed elsewhere in this Prospectus.

                                  THE COMPANY

     Credentials Services International, Inc. is a leading direct marketer of credit information and monitoring membership programs to consumers. The Company believes that it provides value-added programs that enable consumers to monitor the accuracy of their personal credit data that is collected and held by credit reporting bureaus. This information allows consumers to respond on an informed basis to credit decisions made by providers of credit such as mortgage lenders, consumer finance companies, auto loan providers, credit card providers, banks and other lending institutions. Through its relationship with Experian Inc., one of the three major credit reporting bureaus, the Company provides this information to its members in a readily understandable, readable format and offers members notification of significant events, such as credit inquiries and the entry of negative credit data in the member's credit file, which might affect their ability to obtain credit.

     The Company markets its membership programs to consumers using direct marketing techniques, consisting of direct mail and telemarketing campaigns conducted through endorsed co-marketing relationships with major credit card issuers that have a large customer base, such as banks, retailers and oil companies. Through its co-marketing relationships, the Company markets its programs to the credit card customer bases of nationally-known organizations such as The Chase Manhattan Bank USA, N.A., Bank One, N.A. and its affiliates (including the recently merged First USA Bank credit card customer base), PNC National Bank, N.A., Service Merchandise and Sun Company, Inc. (Sunoco). During the fiscal year ended September 26, 1997, the Company increased the number of its co-marketers to 29 from 13 at September 27, 1996. During this period, the Company's membership base increased to approximately 1.4 million members from approximately 828,000 members. The Company entered into a new co-marketing agreement with the credit card division of Citibank, N.A. in October 1997 and commenced initial direct marketing activities to Citibank's credit card holders in November 1997. See "Risk Factors -- Dependence on Co-Marketers; Co-Marketer Concentration."

     The consumer credit information and monitoring business conducted by the Company was started in 1986 by a division of TRW, Inc. In October 1994, the Company purchased certain assets of the business from TRW, Inc. In September 1996, TRW, Inc., sold its credit bureau and credit reporting business, and that business was subsequently renamed Experian Inc. At the time of the Company's asset acquisition in 1994, it entered into a ten-year contract with TRW, Inc. pursuant to which the Company has access to Experian Inc.'s credit reports and daily access to the national Experian Inc. credit file. The Company's information systems are integrated with Experian Inc.'s database and systems, enabling the Company to automatically notify a member when an inquiry is made into the member's personal credit file. The Company believes that it is the only company which currently offers this unique feature to consumers and that this feature constitutes a substantial competitive advantage with respect to developing co-marketing relationships and building its membership base.

     The Company seeks to become the leading provider of credit information and monitoring programs to consumers and to continue to build its membership base with its core programs and the introduction of new programs. The key elements of the Company's strategy are as follows:

     Grow and Maintain Membership Base By Offering Premium Quality
Programs. The Company's objective is to build and maintain its membership base by continuing to provide its core value-added consumer credit programs which the Company believes are superior to the programs offered by its competitors.

     Expand Distribution Channels. The Company intends to expand its network of co-marketing relationships to include additional major banks, retailers and oil companies, as well as to aggressively develop innovative new distribution channels. Potential co-marketing partners may include mortgage servicing companies, insurance companies and utility companies, such as regional telephone companies. The Company also believes the World Wide Web may become a viable distribution channel for its membership programs and is exploring that potential distribution opportunity.

     Develop New Programs. The Company intends to continue to develop and market new programs to current and new members. The Company has test marketed and is continuing to develop a program targeted to small businesses which would provide those businesses with credit information and monitoring services to enable them to better evaluate and monitor their own credit as well as the credit of other businesses, particularly their vendors, suppliers and customers. In addition, the Company is presently test marketing a number of other consumer-oriented membership programs.

     Provide Superior Levels of Customer Service. The Company is committed to maintaining what it believes is a superior level of customer service, as reflected by membership renewal rates and satisfaction among members and co-marketers.

     Develop and Use State-of-the-Art Technical Solutions. The Company intends to continue developing and using advanced technological methods to solicit new members, collect and market credit data and provide membership services.

     The Company was incorporated in Delaware in 1993 and commenced operations in October 1994. The Company's executive offices are located at 333 City Boulevard West, 10th Floor, Orange, California 92868, and its telephone number is (714) 704-6400. The Company also maintains a World Wide Web site on the Internet at http://www.credentials-net.com.

                                  THE OFFERING

Common Stock Offered by the Company..........  1,050,000 shares
Common Stock Offered by the Selling
  Stockholders...............................  4,450,000 shares
Common Stock to be Outstanding after the
  Offering...................................  10,666,667 shares(1)
Use of Proceeds..............................  The net proceeds to the Company from the offering are estimated to be approximately
                                               $13.3 million. The Company intends to apply
                                               the net proceeds of the offering to repay
                                               certain outstanding indebtedness in the
                                               aggregate principal amount of approximately
                                               $12.9 million, plus accrued interest. The
                                               balance of the net proceeds of the offering,
                                               if any, will be used for general corporate
                                               purposes. The Company will not receive any
                                               proceeds from the sale of shares by the
                                               Selling Stockholders. See "Use of Proceeds."
Proposed Nasdaq National Market Symbol.......  CRSR

---------------
(1) Based upon the number of shares of Common Stock outstanding at November 21, 1997. See "Capitalization" and "Principal and Selling Stockholders." Excludes 655,000 shares of Common Stock issuable upon exercise of options that the Company intends to grant under the Company's 1997 Stock Option Plan immediately prior to the commencement of this offering at an exercise price equal to the initial public offering price per share of the Common Stock being offered hereby. See "Management -- Stock Option Plan."

                         SUMMARY FINANCIAL INFORMATION

     The following summary financial information for each of the three fiscal years in the period ended September 26, 1997 and at September 26, 1997 has been derived from the financial statements of the Company that have been audited by Coopers & Lybrand L.L.P., independent auditors, and included herein. The summary financial information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes included elsewhere in this Prospectus.

                                                                          FISCAL YEARS
                                                                       ENDED SEPTEMBER(1)
                                                             --------------------------------------
                                                                1995         1996          1997
                                                             ----------   -----------   -----------
                                                                (IN THOUSANDS, EXCEPT PER SHARE
                                                                 AMOUNTS AND NUMBER OF MEMBERS)
STATEMENT OF OPERATIONS DATA:
Revenues...................................................  $   12,540   $    24,556   $    38,039
Operating income (loss)....................................      (4,544)      (21,262)        2,855
Interest expense...........................................       1,239         1,185         1,455
Income (loss) before provision for income taxes and
  extraordinary item.......................................      (5,783)      (22,447)        1,400
Income (loss) before extraordinary item....................  $   (5,783)  $   (22,447)  $     1,339
Income (loss) per share before extraordinary item..........  $    (0.60)  $     (2.33)  $      0.14
Weighted average common and common equivalent shares
  outstanding..............................................   9,616,667     9,616,667     9,616,667

OTHER DATA:
Total members at end of period.............................     613,000       828,000     1,385,000

                                                                           SEPTEMBER 26, 1997
                                                                     ------------------------------
                                                                       ACTUAL        AS ADJUSTED(2)
                                                                     -----------     --------------
                                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..........................................   $     413         $    562
Total assets.......................................................      41,412           40,608
Total liabilities..................................................      61,194           48,168
Total stockholders' deficit........................................     (19,782)          (7,560)

---------------
(1) The Company's fiscal year ends on the last Friday of September of each year. The Company's quarterly periods are each comprised of 13 weeks and end on the last Friday of each quarterly period. The first month of each quarter is comprised of five weeks, and each of the two remaining months of the quarter is comprised of four weeks.

(2) Adjusted to reflect (i) the sale by the Company of the 1,050,000 shares of Common Stock offered hereby at an assumed initial public offering price of $15.00 per share; and (ii) the application of the estimated net proceeds from the sale of the shares of Common Stock by the Company. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company, its current business and its future prospects before purchasing shares of the Company's Common Stock offered hereby.

LIMITED OPERATING HISTORY

     The Company commenced operations in October 1994. It has a limited operating history and is at an early stage of development. While the Company's business of direct marketing credit information and monitoring programs was started by a division of TRW, Inc. ("TRW") in 1986, the Company has operated as an independent business organization for approximately three years and, therefore, its future results of operations are subject to the uncertainties, including those pertaining to continuity of management and business relationships, customarily encountered by new businesses.

HISTORY OF OPERATING LOSSES


     For the fiscal year ended September 26, 1997, the Company generated net income of approximately $1.2 million; however, as of September 26, 1997, the Company had an accumulated deficit of approximately $27.0 million. For fiscal years 1996 and 1995, the Company incurred net losses of approximately $22.4 million and $5.8 million, respectively. Management believes that the net loss for the year ended September 27, 1996 was a result primarily of failed direct marketing and telemarketing campaigns that were conducted on an unendorsed basis (i.e., without the benefit of co-marketer endorsements). The fiscal year 1996 losses resulted in a severe liquidity shortfall which impaired the Company's ability to undertake new marketing programs. Management of the Company has since taken a variety of actions, including the investment of additional capital in the Company, the replacement of certain key executive officers and the implementation of new operational and financial control procedures, in an effort to remedy the problems that led to the Company's financial difficulties in fiscal year 1996. There can be no assurance, however, that these or any other steps taken by management in the future will be sufficient to allow the Company to maintain profitability or avoid liquidity problems and operating losses such as those recently experienced by the Company.


FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     The Company's quarterly revenues, expenses and operating results have varied significantly in the past and are likely to vary significantly from quarter to quarter in the future. Factors which may affect the Company's financial results include: response to membership solicitations; cancellations and renewals of memberships; market acceptance of the Company's and the co-marketers' existing and new programs; the demand for credit monitoring services such as those offered by the Company; the timing of the Company's investments in program development; unanticipated customer service interruptions; unanticipated increased costs associated with maintenance and expansion of operations; and competitive pressures on the Company's business generally. Many of these factors (including postage and telephone rates for direct mail and telemarketing campaigns) are beyond the Company's control. For example, the U.S. Postal Service has proposed a postage rate increase to become effective in mid-1998. In addition, any delay in the offering of a new program by the Company, its co-marketers or otherwise, or slower than anticipated consumer acceptance of such program, could adversely affect the Company's margins in a given period. Due to the foregoing factors, the Company believes that its quarterly operating results are likely to vary significantly in the future, that period-to-period comparisons of its operating results are not necessarily meaningful and that such comparisons cannot be relied upon as indicators of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON CO-MARKETERS; CO-MARKETER CONCENTRATION

     The Company obtains substantially all of the information necessary for conducting the Company's endorsed marketing efforts from customer lists supplied by its co-marketers. Co-marketers provide the lists to the Company solely for use in marketing specified products. As a result, the Company's ability to market an existing program to potential new members or a new program to its existing members is dependent on its ability to develop and maintain relationships with co-marketers and to obtain approval for its marketing efforts from the relevant co-marketer.

     Approximately 30.4% of the Company's revenues for the fiscal year ended September 26, 1997 were attributable to members solicited from customer lists provided by its two largest co-marketers. The number of new members attributable to any individual co-marketer fluctuates from period to period depending on whether the Company has initiated a product marketing cycle for that co-marketer during the relevant period. Accordingly, the percentage of the Company's total revenue generated by each individual co-marketer has varied over time, although memberships and the associated revenue derived from endorsed marketing campaigns conducted with The Chase Manhattan Bank USA, N.A. ("Chase") and Bank One, N.A. and its affiliates, including the recently merged First USA Bank credit card customer base ("Bank One"), have historically constituted a significant portion of the Company's total revenues and membership base. For the fiscal year ended September 26, 1997, approximately 21.1% of the Company's revenues were generated from members who were originally solicited with the co-marketer endorsement of Bank One (the "Bank One Endorsement"), and approximately 9.3% of the Company's revenues were generated from members who were originally solicited with the co-marketer endorsement of Chase (the "Chase Endorsement"). At September 26, 1997, approximately 27% of the Company's members consisted of members who were originally solicited with the Chase Endorsement and approximately 25% of the Company's members consisted of members who were originally solicited with the Bank One Endorsement. The Company is currently engaged in expanding the number of its co-marketing partners which has grown to 29 at September 26, 1997 from 13 at September 27, 1996 and anticipates that, as a result, it will, over time, become less dependent on individual co-marketers. There can be no assurance, however, that such expansion efforts will succeed or that the Company will, accordingly, be able to lessen its dependence on individual co-marketers. As part of its strategy to increase the number of its co-marketing relationships, the Company entered into a co-marketing agreement with the credit card division of Citibank, N.A. ("Citibank") in October 1997. Pursuant to that agreement, the Company is obligated to pay Citibank minimum compensation of $9.0 million for the period from October 29, 1997 through December 31, 1998, based upon net membership revenues generated from an agreed-upon number of Citibank credit card customer leads. While management believes that the Company will generate sufficient net membership revenues from the Citibank credit card customer base to satisfy this $9.0 million obligation, there can be no assurance in that regard.

     Certain of these co-marketer relationships are governed by agreements which may be terminated without cause by either party upon 60 to 90 days' notice without penalty and upon 30 days' notice in the event of an uncorrected material breach. Upon such termination, the Company has the right to continue its relationship with the co-marketer's customers that have become members prior to the termination. There can be no assurance that one or more of the Company's significant co-marketers will not terminate its relationship with the Company or that co-marketers will continue to provide additional customer lists to the Company for use in future marketing of new or existing membership programs. The loss of any significant co-marketer could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business."

DEPENDENCE ON MEMBERSHIP RENEWALS

     Fees generated by renewals of memberships are a significant contributor to the Company's net income. The initial year of a membership is less profitable to the Company than renewal years due primarily to the marketing costs associated with acquiring new members. In addition, during the initial year of a membership, a member may cancel his or her membership in the program for a complete refund of the membership fee for that year. Historically, between 45% and 60% of new members cancel their memberships within their initial membership term (including cancellations during the 30-day trial period). Of the remaining 40% to 55% of the new members who do not cancel during the initial membership term, approximately 70% renew their membership for an additional membership term. For periods subsequent to the first membership term, the Company's membership renewal rate has remained relatively constant at approximately 70%.

     The profitability of the Company is substantially dependent upon its membership renewals. Cancellation rates and renewal rates are uncertain and are subject to several factors, many of which are beyond the Company's control, including changing member preferences, competitive price pressures, general economic conditions, customer satisfaction and credit card holder turnover. In addition, due to the rapid growth of the Company's membership base during fiscal year 1997, the membership renewal rates historically experienced by the Company are not necessarily indicative of future renewal rates. There can be no assurance that the Company will continue to generate sufficient membership renewals to maintain profitability or that memberships, if renewed, will not be cancelled. Failure of the Company to generate a high rate of membership renewals would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Sales and Marketing."

COMPETITION

     The Company's principal competitor is CUC International Inc. ("CUC") which offers credit reporting membership programs with certain features similar to those provided by the Company's programs. In addition to this direct competition, the Company also encounters competition for co-marketer endorsements from other direct marketing businesses. Because agreements between co-marketers and program providers are often exclusive with respect to a particular service, potential co-marketers may be prohibited from entering into agreements with the Company to promote a program if the features provided by the Company's program are similar to, or overlap with, the features offered by an existing program of a competitor. There can be no assurance that the Company's competitors will not increase their emphasis on programs similar to those offered by the Company and more directly compete with the Company, that new competitors will not enter the market, that competitors will not increase the compensation they provide to co-marketers to induce such co-marketers to enter into agreements, or that other businesses will not themselves introduce competing programs. (See the description of the Company's recent agreement with Citibank "-- Dependence on Co-Marketers; Co-Marketer Concentration" under this caption). Such potential competitors include major credit card issuers, including the Company's co-marketers. Potential competitors also include major credit reporting bureaus, including Experian Inc. ("Experian"), which would have significant competitive advantages such as access to credit data at minimal cost. There can be no assurance that the Company's current or potential competitors will not provide programs comparable or superior to those provided by the Company at lower membership prices or adapt more quickly than the Company to evolving industry trends or changing market requirements. In addition, alliances among competitors may emerge and rapidly acquire significant market share. Many of the Company's current and prospective competitors, including CUC, have substantially larger customer bases and greater financial and other resources than those available to the Company. Increased competition may result in price reductions, increased fees payable to co-marketers, reduced profitability and loss of market share, any of which could materially adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to compete effectively against future and current competitors. See "Business -- Competition."

     Experian provides substantially all of the credit information which the Company furnishes to its members. Although neither Experian nor the other credit reporting bureaus provide the credit monitoring services currently offered by the Company, Experian and the other credit bureaus currently provide a credit report directly to any consumer at the consumer's request at the rate of approximately $8.00 per report (except in states where local legislation provides that consumers are entitled to a free credit report upon their written request). See "-- Government Regulation; Adverse Publicity -- State Fair Credit Reporting Acts." There can be no assurance that Experian or the other credit bureaus will not begin to more aggressively market their services to consumers by initiating price reductions or advertising campaigns targeted to consumers and that such actions will not adversely affect the Company's business, financial condition and results of operations or require the Company to reduce prices for certain of its programs in order to remain competitive. On August 13, 1997, Experian launched a program to offer consumers the opportunity to receive their credit reports directly over the Internet. Although two days later Experian announced that it was suspending this program due to certain operational and security problems, there can be no assurance that this, or similar programs, will not be implemented by Experian or other credit reporting bureaus or that competition from such programs will not adversely affect the Company's business, financial condition and result of operations. Experian and the other credit reporting bureaus would have significant competitive advantages over the Company in providing such reports or services, such as access to credit data at minimal cost. See "-- Dependence on Third Parties -- Relationship with Experian."

     Providers of membership programs also compete for the limited access provided by co-marketers to their customers against other businesses engaged in direct marketing activities, such as telemarketing and direct mail. In recent years, there have been significant advances in new forms of direct marketing, such as the development of interactive shopping and data collection through television, the Internet and other media. Many industry experts predict that electronic interactive commerce, such as shopping and information exchange through the World Wide Web, will proliferate significantly in the foreseeable future. To the extent it occurs, such proliferation could materially change the economics of acquiring members for membership service programs of the type offered by the Company. Although the Company is exploring the potential of what it believes are the most promising new forms of direct marketing, there can be no assurance that the Company would be able to adapt to a material change in the economics of its business or that such change would not have a material adverse effect on the Company's business, financial condition or results of operations. See "Business -- Competition."

INTRODUCTION OF NEW COMPETITIVE PROGRAMS

     The introduction or announcement by current and future competitors of the Company of new programs similar to those offered by the Company could render the Company's existing programs uncompetitive or obsolete, or result in a delay or decrease in orders for the Company's existing programs as co-marketers or customers evaluate new programs or select new programs as an alternative to the Company's existing programs. Therefore, the announcement or introduction of new programs by competitors of the Company could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition."

DEPENDENCE ON CREDIT CARD INDUSTRY

     Programs marketed through the Company's credit card issuer co-marketers (together with the memberships acquired from TRW) accounted for substantially all of the Company's revenues in fiscal years 1995, 1996 and 1997. A significant downturn in the credit card industry or a trend in that industry to reduce or eliminate its use of direct marketing programs would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company is obligated under the terms of its agreement with credit card issuers and merchant processors under rules promulgated by credit card associations such as Visa International and MasterCard to maintain certain standards of commercial conduct relating generally to the protection of credit card holders and consumers. While the Company believes it has been in compliance with such standards to date, violations of such standards could jeopardize the Company's ability to utilize such associations to collect payment of membership fees, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Credit Card Enhancement Industry Background" and "-- Sales and Marketing."

DEPENDENCE ON THIRD PARTIES

     Relationship with Experian. The Company receives substantially all of its credit reports and credit information from Experian. In connection with the acquisition of the Company's business in October 1994, the Company entered into a ten-year contract with TRW (the predecessor to Experian) pursuant to which the Company has access to Experian's credit reports and daily access to the national Experian credit file. The Company is dependent upon access to Experian's data base, which enables the Company to offer the credit monitoring feature of its programs to its members. The Company's information systems are integrated with and dependant upon Experian's database and systems. The Company's agreement with Experian provides that either party may request a modification of the pricing terms after October 1999, the fifth anniversary of the agreement. In the event such a request is made and the Company and Experian are unable to agree upon new pricing terms within a specified period, either party may terminate the contract. In addition, if the Company fails to comply with various regulations applicable to the Company, Experian may terminate the contract. There can be no assurance that, in the event Experian ceases operations, or terminates, breaches or chooses not to renew its agreement with the Company, a replacement source for credit reports and information could be retained on a timely basis, if at all. Any such termination, breach or nonrenewal could have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Government Regulation; Adverse Publicity" and "Business -- Overview" and "-- Credit Information and Monitoring Programs."

     Direct Marketing. The Company solicits substantially all of the members for its programs through direct mail and telemarketing. The Company outsources its direct mail and telemarketing activities to third party contractors. The third party contractors operate pursuant to agreements with the Company that may be terminated with limited prior notice. There can be no assurance that, in the event any such third party contractor ceases operations, or terminates, breaches or elects not to renew its agreement with the Company, a replacement direct mailer or telemarketer could be retained on a timely basis, if at all. In addition, as third party contractors, the level and quality of services provided by direct mailers and telemarketers is beyond the control of the Company. Any service interruptions or quality problems could result in negative publicity, customer dissatisfaction and membership cancellations which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Sales and Marketing."

     Printing and Fulfillment Outsourcing. The Company outsources its printing and membership fulfillment processes, and is dependent on printers and mailing houses for prompt and accurate production of mailing inserts and initial customer fulfillment packages. In the event that one of the printing or mailing houses is unable or unwilling to provide materials on a timely basis or terminates its relationship with the Company, there can be no assurance that the Company would be able to replace such services without an interruption in its marketing and customer service operations. Any such interruption could materially and adversely affect the Company's business, financial condition and results of operations. See "Business -- Fulfillment."

MANAGEMENT OF GROWTH

     The Company has recently experienced a period of rapid growth that has placed significant demands on its management and other resources. Continued growth, if any, could continue to place significant demands on such resources. For example, the Company's membership base increased to approximately 1.4 million members at September 26, 1997 from approximately 828,000 members at September 27, 1996. Revenues have also increased significantly since the inception of the Company. The Company's ability to compete effectively and to manage future growth, if any, will depend on its ability to continue to implement and improve operational, financial and management information systems on a timely basis and to expand, train, motivate and manage its employees. There can be no assurance that the Company's personnel, systems, procedures and controls will be adequate to support the Company's operations, and the failure to effectively support the Company's operations could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

POTENTIAL NEGATIVE IMPACT OF COMPETING DISTRIBUTION CHANNELS; RESISTANCE TO TELEMARKETING

     In recent years, there have been significant advances in new forms of direct marketing, such as the development of interactive shopping and data collection through television, the Internet and other media. Electronic interactive commerce, such as shopping and information exchange via the World Wide Web, may proliferate significantly in the foreseeable future. To the extent it occurs, such proliferation could materially change the economics of acquiring members for membership service programs of the type offered by the Company. Such change could have a materially adverse effect on the Company's business, financial condition and results of operations. Furthermore, as the telemarketing industry continues to grow, the effectiveness of telemarketing, which is one of the two principal means by which the Company markets its programs, as a direct marketing method may decrease as a result of increased consumer resistance to telemarketing in general. See "Business -- Credit Card Enhancement Industry Background," "-- Sales and Marketing" and "-- Competition."

RELIANCE ON COMMUNICATIONS AND INFORMATION SYSTEMS; TECHNOLOGY RISKS

     The Company's business is highly dependent on its computer and telecommunications systems and any temporary or permanent loss of either system, for whatever reason, could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the technologies on which the Company is dependent to effectively compete and meet its co-marketers' needs are rapidly evolving and in many instances are characterized by short product life cycles or innovation. There can be no assurance that the Company will be successful in anticipating or adapting to technological changes or in selecting and developing new and enhanced technology on a timely basis. See "Business -- Management Information Systems."

DEPENDENCE ON KEY PERSONNEL

     The Company is highly dependent on the members of its management and marketing staff, the loss of one or more of whom could have a material adverse effect on the Company. In addition, the Company believes that its future success will depend in large part upon its ability to attract and retain highly skilled managerial and marketing personnel, particularly as the Company expands its activities. The Company faces significant competition for such personnel, and there can be no assurance that the Company will be successful in hiring or retaining the personnel it requires for continued growth. The failure to hire and retain such personnel could materially and adversely affect the Company's business, financial condition and results of operations. See "Management" and "Certain Transactions."

GOVERNMENT REGULATION; ADVERSE PUBLICITY

     Federal Telephone Consumer Protection Act; Federal Telemarketing and Consumer Fraud and Abuse Prevention Act. One of the principal methods the Company uses to market its programs is telemarketing. The telemarketing industry has become subject to an increasing amount of Federal and state regulation as well as general public scrutiny in the past several years. The Federal Telephone Consumer Protection Act of 1991 limits the hours during which telemarketers may call consumers and prohibits the use of automated telephone dialing equipment to call certain telephone numbers. The Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994, and Federal Trade Commission ("FTC") regulations promulgated thereunder, prohibit deceptive, unfair or abusive practices in telemarketing sales. Both the FTC and state attorneys general have authority to prevent telemarketing activities that constitute "unfair or deceptive acts or practices." In addition, some states have enacted laws and others are considering enacting laws targeted directly at telemarketing practices, and there can be no assurance that any such laws, if enacted, will not adversely affect or limit the Company's current or future telemarketing activities. Although the Company does not control the telemarketing firms which it engages to market the Company's programs, compliance with these regulations is generally the responsibility of the Company, and the Company could be subject to a variety of enforcement or private actions for any failure to comply with such regulations. The risk of noncompliance by the Company with any rules and regulations enforced by a Federal or state consumer protection authority may subject the Company or its management to fines or various forms of civil or criminal prosecution, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

     Federal Fair Credit Reporting Act. The Fair Credit Reporting Act ("FCRA") became effective in 1971. Extensive amendments to the FCRA became effective October 1, 1997. The FCRA establishes a set of requirements that "consumer reporting agencies" must follow in the conduct of their business. A "consumer reporting agency" means any person who regularly engages in assembling consumer credit information for the purpose of furnishing consumer reports to third parties. The FCRA imposes numerous requirements on consumer reporting agencies including restrictions on the permissible uses of consumer reports and the contents of consumer reports, as well as requirements relating to disclosures of reports to consumers, the form of and charges for such disclosures, and the reinvestigation procedure that must be followed when a consumer disputes an item contained in his or her report. While the Company is not a "consumer reporting agency" within the meaning of the FCRA and therefore is not subject to the FCRA, the Company is required by its contract with Experian to comply with the FCRA and the interpretations rendered by the FTC. Should the Company become subject to the FCRA and fail to comply with its provisions, the Company could be subject to various civil and administrative sanctions, the imposition of which could have a material adverse effect on the Company. The Company could also be subject to administrative enforcement actions initiated by the FTC. Violations of the FCRA may constitute unfair or deceptive acts or practices in commerce in violation of the Federal Trade Commission Act and the Company could be subject to penalties thereunder. In addition, if the Company were found to have committed a knowing violation of the FCRA which constitutes a pattern or practice of violations, the FTC may institute an action to recover a civil penalty of up to $2,500 per violation. Finally, actions for injunctions or for damages may also be initiated under the FCRA by the state attorneys general.

     State Fair Credit Reporting Acts. Slightly over half of the states have enacted statutes governing the operations of consumer credit reporting agencies, and some of the state statutes contain provisions that are different from the FCRA. An example of such a state statute was enacted in Colorado through the adoption of the Colorado Fair Credit Reporting Act (the "Colorado Act") which went into effect August 1, 1997. The Colorado Act increases the notification requirements for credit reporting agencies and lenders upon the addition of adverse items to, or three inquiries into, an individual's credit report. The law provides that Colorado consumers are entitled to a free credit report upon their written request and mandates an annual mailing from each of the national systems and Colorado reporting agencies alerting consumers to that fact. The Company is not in a position to know the number of Colorado consumers who will request a free copy of their credit report, or if consumers will regard such reports as substitutes for the Company's services. There are five other states (Vermont, Maryland, Georgia, Massachusetts and New Jersey) that have also enacted legislation requiring the issuance of free credit reports to consumers upon request. The Company derives approximately 15% of its members from states with such legislation. Other states (including California) are currently considering the enactment of such legislation. There can be no assurance that other states in which more of the Company's members reside will not adopt similar legislation. In the event that other states enact legislation requiring issuance of free credit reports, the value to consumers of the programs the Company provides could be materially reduced. Legislation requiring free issuance of credit reports could materially and adversely affect the Company's business, financial condition and results of operation. See "Business -- Government Regulation."

     Adverse Publicity. The media often publicizes perceived non-compliance with consumer protection regulations and violations of notions of fair dealing with consumers, and the membership programs industry is susceptible to widely publicized charges by the media of regulatory noncompliance and unfair dealing. Any such publicity is potentially damaging to the Company's reputation, its co-marketer relationships and consumer acceptance and loyalty.

NO PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to this offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active trading market will develop or be sustained after this offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined by negotiations among the Company, the Selling Stockholders and the Representatives of the Underwriters. Factors such as fluctuations in the Company's operating results, announcements of product or service innovations or new agreements with co-marketers by the Company or its competitors, and market conditions for stocks of companies similar to the Company and the condition of the capital markets generally could have a significant impact on the market price of the Common Stock. See "Underwriting" for information relating to the method of determining the initial public offering price.

MANAGEMENT DISCRETION CONCERNING USE OF PROCEEDS; ABILITY TO RAISE ADDITIONAL CAPITAL

     To the extent that the net proceeds derived by the Company from this offering are not applied to repay its indebtedness and such proceeds are allocated to working capital for general corporate purposes, as described under "Use of Proceeds," management of the Company will have broad discretion to use such proceeds in whatever manner that management believes is appropriate for the Company.

     Barring unforeseen changes in the Company's business, the Company believes that the net proceeds to be derived by the Company from this offering, funds generated from operations and borrowings available under the Company's revolving bank line of credit will be sufficient to meet its capital and liquidity requirements for at least the forthcoming 36-month period. The Company intends to grant options to purchase an aggregate of 655,000 shares of Common Stock under the Company's 1997 Stock Option Plan immediately prior to the consummation of this offering. In the event that the Company were to seek additional financing, its ability to raise equity capital on terms that would be acceptable to the Company may be adversely affected by the grant of such options.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

     Sales of substantial amounts of shares of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. Upon closing of this offering, based upon the number of shares outstanding at November 21, 1997 and assuming no exercise after November 21, 1997 of outstanding stock options, there will be 10,666,667 shares of Common Stock of the Company outstanding. Of these shares, the 5,500,000 shares offered hereby will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by "affiliates" of the Company, as that term is defined in Rule 144 ("Rule 144") under the Securities Act ("Affiliates"). The remaining 5,166,667 shares of Common Stock are deemed "restricted securities" as that term is defined in Rule
144. All of the shares of Common Stock deemed "restricted securities" are subject to certain lock-up agreements (the "Lock-Up Agreements"). See "Underwriting." Upon expiration of the Lock-Up Agreements 180 days after the date of this Prospectus, approximately 4,596,225 shares of Common Stock will be available for sale in the public market, subject to the volume limitations and other provisions of Rule 144. Of the remaining shares, 285,221 shares will be available for sale in each of April 1999 and April 2000, upon vesting of the restricted stock held by management (the foregoing numbers of shares do not give effect to the sale of additional shares issuable upon exercise of options to be granted to officers, directors and employees of the Company as described under "Management -- Stock Option Plan"). See "Shares Eligible for Future Sale" and "Description of Capital Stock -- Registration Rights."

CONTROL BY AFFILIATES

     Upon completion of this offering (assuming no exercise of the Underwriters' over-allotment option), CSI Investment Partners II, L.P., a Delaware limited partnership ("CSI Partners II"), will own approximately 35.4% of the Company's outstanding Common Stock. CSI Partners II may, therefore, have the ability to control the election of the Company's directors and also may have the ability to determine the outcome of corporate actions requiring stockholder approval. This concentration of ownership also may have the effect of delaying or preventing a change in control of the Company. See "Management" and "Principal and Selling Stockholders."

ANTI-TAKEOVER PROVISIONS

     The Company's Amended and Restated Bylaws (the "Bylaws") provide that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing, and requires reasonable advance notice by a stockholder of a proposal or director nomination which such stockholder desires to present at any annual or special meeting of stockholders. Special meetings of the stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or, if none, the President of the Company or by the Board of Directors. The Company's Amended and Restated Certificate of Incorporation (the "Charter") provides for a classified Board of Directors. The Board of Directors is divided into three classes, with two to three directors in each class. The terms of the Class I directors expire in 1998, the terms of the Class II directors expire in 1999, and the terms of the Class III directors expire in 2000. In addition, shares of the Company's Preferred Stock may be issued in the future without stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future. The Company has no present plans to issue any shares of Preferred Stock.

     In addition, the Company is subject to the anti-takeover provisions of
Section 203 of the Delaware General Corporation Law which prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner or meets other criteria. These provisions, and other provisions of the Charter, may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests. See "Description of Capital Stock -- Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions."

DILUTION

     Purchasers of shares of Common Stock in this offering will suffer an immediate and substantial dilution in the net tangible book value per share of the Common Stock of $18.82 from the initial public offering price. To the extent that options to purchase shares of Common Stock granted under the Company's 1997 Stock Option Plan are exercised, there will be further dilution. See "Dilution."

LACK OF DIVIDENDS

     The Company does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,050,000 shares of Common Stock being offered by the Company hereby are estimated to be $13.3 million, assuming an initial public offering price of $15.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses. The Company intends to apply the net proceeds of the offering to be received by the Company to: (i) repay approximately $6.9 million principal amount of outstanding term indebtedness, which bears interest at an average rate of 8.43%, together with interest accrued thereon, arising under a Credit Agreement, dated January 14, 1997, between the Company and LaSalle National Bank, and having a maturity date of September 30, 1999; (ii) repay approximately $3.0 million principal amount of indebtedness, which bears interest at an average interest rate of 9.31%, together with interest accrued thereon, pursuant to a Subordinated Promissory Note due December 1999 issued by the Company, and payable to TRW and issued in connection with the Acquisition; and (iii) repay approximately $3.0 million principal amount of indebtedness, which bears interest at an average interest rate of 12.00%, together with interest accrued thereon, arising under a Subordinated Loan Agreement, dated as of March 10, 1997, as amended, between the Company and Canterbury Mezzanine Capital, L.P. ("Canterbury Capital") incurred in connection with Canterbury Capital's investment in the Company. Canterbury Capital is a selling stockholder in the offering being made hereby. See "Certain Transactions" and "Principal and Selling Stockholders." The balance of the net proceeds to the Company of the offering will be utilized for working capital and general corporate purposes. See "Risk Factors -- Management Discretion Concerning Use of Proceeds; Ability to Raise Additional Capital." Pending application for the foregoing uses, the net proceeds will be invested in short-term U.S. Treasury securities, certificates of deposit, commercial paper, investment grade, interest-bearing securities and/or other short-term investments.

     The Company will not receive any proceeds from the sale of the shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

                                DIVIDEND POLICY

     The Company has never declared or paid dividends on its capital stock and currently intends to retain all future earnings, if any, for use in the operations of its business and does not anticipate paying any cash dividends in the foreseeable future. The Company's future dividend policy will be determined by its Board of Directors on the basis of various factors, including the Company's results of operations, financial condition, capital requirements and investment opportunities. The Company's existing senior and subordinated loan agreements prohibit the payment of cash dividends, but, as noted under "Use of Proceeds", except for the Company's revolving facility, all outstanding indebtedness under such existing senior and subordinated loan agreements is to be repaid upon consummation of this offering.

                                 CAPITALIZATION

     The following table sets forth the short-term debt and capitalization of the Company as of September 26, 1997, adjusted to reflect (i) the sale by the Company of 1,050,000 shares of Common Stock offered hereby at an assumed initial public offering price of $15.00 per share; (ii) the application of the estimated net proceeds to be received by the Company from the sale of the Common Stock offered by the Company hereby; (iii) repayment of a part of the current portion of certain long-term debt subsequent to September 26, 1997 but prior to consummation of this offering; and (iv) the increase in the authorized and outstanding capital stock of the Company effected subsequent to September 26, 1997. See "Use of Proceeds."

                                                                           SEPTEMBER 26, 1997
                                                                        ------------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                        --------     -----------
                                                                             (IN THOUSANDS)
Short-term debt:
  LaSalle Credit Agreement -- revolving facility......................  $  1,920             --
  Current portion of long-term debt(1)................................     2,500             --
                                                                        --------       --------
          Total short-term debt.......................................  $  4,420             --
                                                                        ========       ========
Long-term debt:
  TRW Subordinated Promissory Note....................................  $  3,000             --
  Canterbury Junior Subordinated Note Payable(2)......................     2,826             --
  LaSalle Credit Agreement............................................     4,900             --
                                                                        --------       --------
          Total long-term debt........................................    10,726             --
Stockholders' deficit:
  Preferred Stock, $.10 par value; 5,000,000 shares authorized, as
     adjusted; no shares issued and outstanding.......................        --             --
  Common Stock, $.01 par value; 20,000,000 shares authorized, as adjusted; 9,616,667 shares issued and outstanding, actual;
     10,666,667 shares issued and outstanding, as adjusted(3).........        96            107
  Additional paid-in capital..........................................     7,104         20,441
  Accumulated deficit(4)..............................................   (26,982)       (28,108)
          Total stockholders' deficit.................................   (19,782)        (7,560)
                                                                        --------       --------
          Total capitalization........................................  $ (9,056)     $  (7,560)
                                                                        ========       ========

---------------
(1) See Note 6 of the Notes to Financial Statements.

(2) Includes unamortized discount of $173,750.

(3) Excludes 655,000 shares of Common Stock issuable upon exercise of options that the Company intends to grant under the Company's 1997 Stock Option Plan immediately prior to the commencement of this offering at an exercise price equal to the initial public offering price per share of the Common Stock being offered hereby. See "Management -- Stock Option Plan."

(4) In connection with the repayment of long-term debt, unamortized discount (including the unamortized discount described in note (2) above) and unamortized debt issuance costs aggregating approximately $1.1 million at September 26, 1997 will be written off in the quarter in which the offering is completed as an extraordinary item -- loss on early extinguishment of debt.

                                    DILUTION

     The net tangible book value of the Company as of September 26, 1997 was $(53,958,000), or $(5.61) per share. Net tangible book value per share represents the amount of total tangible assets less total liabilities of the Company, divided by the number of shares of Common Stock outstanding after giving effect to the sale of the 1,050,000 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $15.00 per share and after deduction of estimated underwriting discounts and commissions and offering expenses payable by the Company). After giving effect to the application of the estimated net proceeds to the Company from the initial public offering, the pro forma net tangible book value of the Company at September 26, 1997 would have been $(40,783,000), or $(3.82) per share. This represents an immediate increase in such net tangible book value of $1.79 per share to existing stockholders and an immediate dilution of $18.82 per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

        Assumed initial public offering price per share.............            $15.00
                                                                                ------
          Net tangible book value per share before offering.........   $(5.61)
          Increase attributable to new investors....................     1.79
                                                                       ------
        Pro forma net tangible book value per share after the
          offering(1)...............................................             (3.82)
                                                                                ------
        Dilution per share to new investors.........................            $18.82
                                                                                ======

---------------

(1) Excludes 655,000 shares of Common Stock issuable upon exercise of options that the Company intends to grant under the Company's 1997 Stock Option Plan immediately prior to the commencement of this offering at an exercise price equal to the initial public offering price per share of the Common Stock being offered hereby. See "Management -- Stock Option Plan."

     The following table summarizes, on a pro forma basis as of September 26, 1997, the differences between existing stockholders and new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company, and the average consideration paid per share (based upon an assumed initial public offering price of $15.00 per share and before deduction of the estimated underwriting discounts and commissions and the expenses of the offering payable by the Company).

                                          SHARES PURCHASED(1)     TOTAL CONSIDERATION
                                        -----------------------   --------------------   AVERAGE PRICE
                                          NUMBER     PERCENTAGE   AMOUNT    PERCENTAGE     PER SHARE
                                        ----------   ----------   -------   ----------   -------------
    Existing stockholders.............   9,616,667       90.2%    $ 7,200       31.4%       $  0.75
    New investors.....................   1,050,000        9.8      15,750       68.6        $ 15.00
                                        ----------   ----------   -------   ----------
              Total...................  10,666,667      100.0%    $22,950      100.0%
                                         =========   ========     =======   ========

---------------


(1) Sales by the Selling Stockholders in this offering will reduce the number of shares of Common Stock held by existing stockholders to 5,166,667, or approximately 48.4% (4,341,667, or approximately 40.7%, if the Underwriters' over-allotment option is exercised in full), of the total number of shares of Common Stock outstanding, and will increase the number of shares of Common Stock held by new investors to 5,500,000, or approximately 51.6% (6,325,000, or approximately 59.3%, if the Underwriters' over-allotment option is exercised in full), of the total number of shares of Common Stock outstanding after this offering.

                            SELECTED FINANCIAL DATA

     The following selected financial information at September 30, 1995, September 27, 1996 and September 26, 1997 and for each of the three fiscal years in the period ended September 26, 1997 has been derived from the financial statements of the Company that have been audited by Coopers & Lybrand L.L.P., independent auditors, included herein. The Predecessor Company revenue information for each of the two fiscal years in the period ended December 31, 1993 and the revenue information for the six-month period ended June 30, 1994 (collectively, the "Predecessor Financial Information") was provided to the Company by TRW at the time that the Company purchased certain of the assets of TRW's credit reporting and monitoring business in October 1994 (the "Acquisition"). The Predecessor Financial Information is unaudited, was not prepared on the same basis as the post-Acquisition financial information for the Company and, in the opinion of management, may not include all adjustments necessary under generally accepted accounting principles ("GAAP") for a fair presentation of the Company's operating results for the periods covered thereby. The selected financial information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes included elsewhere in this Prospectus.

                                                                                             COMPANY
                                            PREDECESSOR COMPANY                ------------------------------------
                                  ----------------------------------------
                                     FISCAL YEARS ENDED        SIX-MONTH                   FISCAL YEARS
                                    DECEMBER 31,(1)(2)(3)     PERIOD ENDED              ENDED SEPTEMBER(1)
                                  -------------------------     JUNE 30,       ------------------------------------
                                     1992          1993        1994(2)(3)         1995         1996         1997
                                  -----------   -----------   ------------     ----------   ----------   ----------
                                  (UNAUDITED)   (UNAUDITED)   (UNAUDITED)

                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND NUMBER OF MEMBERS)
STATEMENT OF OPERATIONS DATA:
Revenues
  Membership fees...............    $27,759       $24,976       $ 11,022       $   12,540   $   24,556   $   38,039
Operating expenses
  Marketing.....................          *             *              *            4,854       22,605       14,197
  Membership servicing..........          *             *              *            4,128       12,999       10,852
  General and administrative....          *             *              *            8,102       10,214       10,135
                                    -------       -------        -------          -------   ----------   ----------
         Total operating
           expenses.............          *             *              *           17,084       45,818       35,184
                                    -------       -------        -------          -------   ----------   ----------
Operating income (loss).........          *             *              *           (4,544)     (21,262)       2,855
Interest expense................          *             *              *            1,239        1,185        1,455
                                    -------       -------        -------          -------   ----------   ----------
Income (loss) before provision
  for income taxes and
  extraordinary item............          *             *              *           (5,783)     (22,447)       1,400
                                    -------       -------        -------          -------   ----------   ----------
Provision for income taxes......          *             *              *               --           --           61
Income (loss) before
  extraordinary item............          *             *              *           (5,783)     (22,447)       1,339
                                    -------       -------        -------          -------   ----------   ----------
Extraordinary item: Loss on
  early extinguishment of debt,
  net of income tax benefit.....          *             *              *               --           --           91
                                    -------       -------        -------          -------   ----------   ----------
Net income (loss)...............          *             *              *       $   (5,783)  $  (22,447)  $    1,248
                                    =======       =======        =======          =======   ==========   ==========
Net income (loss) per share.....          *             *              *       $    (0.60)  $    (2.33)  $     0.13
Weighted average common and
  common equivalent shares
  outstanding...................          *             *              *        9,616,667    9,616,667    9,616,667
OTHER DATA:

Total members at end of
  period........................         (4)           (4)            (4)         613,000      828,000    1,385,000

                                      PREDECESSOR COMPANY
                            ----------------------------------------                        COMPANY
                                                                         ---------------------------------------------
                              DECEMBER 31,(1)(2)(3)       JUNE 30,       SEPTEMBER 30,   SEPTEMBER 27,   SEPTEMBER 26,
                               1992          1993        1994(2)(3)         1995(1)         1996(1)         1997(1)
                            -----------   -----------   ------------     -------------   -------------   -------------
                            (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
BALANCE SHEET DATA:(2)
Cash and cash
  equivalents.............          *             *              *          $ 7,970        $   1,613       $     413
Total assets..............          *             *              *           33,093           27,552          41,412
Total liabilities.........          *             *              *           34,876           51,782          61,194
Stockholders' deficit.....          *             *              *           (1,783)         (24,230)        (19,782)

---------------

(1) The Company's fiscal year ends on the last Friday of September of each year. The Company's quarterly periods are each comprised of 13 weeks and end on the last Friday of each fiscal quarter. The first month of each quarter is comprised of five weeks, and each of the two remaining months of the quarter is comprised of four weeks. In 1993 and 1994, TRW's fiscal year ended on December 31 of each such year.

(2) In October 1994, the Company purchased certain assets of its credit reporting and monitoring business from TRW, which had conducted the business under the name Consumer Information Services (the "CIS Business"). Accordingly, the Company does not have its own accounting records pertaining to the CIS Business for periods prior to October 1994. The Company does have, and has provided, revenue data for certain periods prior to the Acquisition as set forth in the table above under Statement of Operations Data; however, revenue and other data for the period from June 30, 1994 to the date of the Acquisition is unavailable to the Company. Furthermore, for the reasons discussed below, the Company believes that the revenue data presented above does not provide a basis for evaluating any trend material to the Company's financial condition or results of operations, is not comparable to the revenue data presented for the periods after the Acquisition and may not be indicative of the Company's future financial condition or results of operations. GAAP requires the Company to defer revenue received from members upon their becoming members or renewing their memberships and to recognize revenue over the term of the memberships. The Company's understanding, based upon the information obtained by the Company from TRW at the time of the Acquisition, is that TRW did not produce separate balance sheets in conducting the CIS Business. For this reason, the Company is not in a position to furnish balance sheet data reflecting the financial condition of the CIS Business for periods prior to October 1994. The Company believes, based upon its own experience in conducting its business, that regular periodic analysis of balance sheet data, including deferred revenue and cash balances, is essential to assuring that revenues are accurately calculated in accordance with GAAP. Furthermore, since the Company does not have deferred revenue amounts available for the beginning and ending balance sheet dates corresponding to the periods prior to the Acquisition, the Company is unable to assess the comparability of the revenue data for those periods. Moreover, the Company has no information regarding and is unable to determine the manner in which TRW treated important revenue recognition matters such as amortization of multi-year memberships, treatment of membership cancellation allowances and recognition of revenue for memberships that commence mid-month. Finally, it is the Company's understanding that, for the pre-Acquisition periods shown above, TRW operated the business in a manner that was intended to maximize cash flow by focusing on revenues from membership renewals, while reducing marketing costs by not actively seeking to acquire new members. The Company believes that, because its strategy is to increase its membership base, the revenue data for the pre-Acquisition period is not indicative of any trend material to its business and is not comparable to the revenue data presented above for post-Acquisition periods.

(3) Based upon information obtained by the Company from TRW at the time of the Acquisition, the Company believes that: the CIS Business was operated as a relatively small part of a division of TRW; the CIS Business was not treated as a separate accounting entity by TRW; TRW did report, for internal TRW management purposes, data concerning direct revenues, direct expenses, certain allocated expenses and numbers of members; however, a number of material expenses were not charged to the CIS Business and such omitted expenses included interest expenses, the expenses of the credit reports provided to members, pre-screening marketing expenses, executive office expenses, finance and accounting function expenses, bonuses, benefits administration expenses, insurance expenses and legal expenses, and may include other omitted expenses of which the Company is unaware; and the foregoing omitted expenses could not at the time of the Acquisition be separately compiled. Based upon the foregoing, the Company believes that it cannot provide data regarding pre-Acquisition income or expenses that is meaningful to investors.

(4) The Company has no membership data for 1992. The membership data provided to the Company by TRW at the time of the Acquisition indicated membership levels of 968,000, 798,000 and 648,000 at January 1993, July 1993 and July 1994, respectively. In connection with the Acquisition, TRW represented to the Company that there were no fewer than 620,000 members as of August 8, 1994. The Company is unable to determine the methodology used by TRW to generate this data and therefore is unable to verify the accuracy of this data. As discussed above, it is the Company's understanding that TRW operated the business in a manner that was intended to maximize cash flow by focusing on revenues from membership renewals while reducing marketing costs by not actively seeking to acquire new members. The Company's strategy is to increase its membership base and therefore the Company believes that the membership data presented in this footnote does not reflect any trends material to the Company's business, is not comparable to post-Acquisition membership data and is not indicative of the Company's future financial condition or results of operations.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BACKGROUND

     The consumer credit information and monitoring business conducted by the Company was started in 1986 by a division of TRW. In October 1994, the Company commenced operations when it purchased certain assets of that business from TRW. During the course of the fiscal year ended September 30, 1995, the Company focused its efforts on establishing the Company's infrastructure, including rental and relocation of the Company's headquarters, the establishment of management systems and procedures and the hiring of additional customer service representatives and related expenditures to expand the customer service center. During such period, the Company did not actively pursue new membership acquisitions to the extent necessary to offset the loss of non-renewing members. As a result, its membership base remained flat at approximately 600,000 members. During the fiscal year ended September 27, 1996, the Company engaged in a strategy of unendorsed marketing, which entailed soliciting new members without the benefit of a co-marketer endorsement. Management believes this strategy was not successful and yielded poor consumer response rates because it lacked the benefit of a co-marketer's brand name and endorsement and the associated credit card billing and collection mechanism.

     In October 1996, the Company hired a new management team which redirected the Company's efforts toward an endorsed marketing strategy. Implementation of this new strategy has resulted in more effective marketing campaigns, a significant increase in the number of the Company's co-marketing relationships and in its membership base. At September 26, 1997, the Company had 29 co-marketers, as compared to 13 at September 27, 1996. During this same period, the Company's membership base increased to approximately 1.4 million members from approximately 828,000 members. As a result, during the fiscal year ended September 26, 1997, the Company generated net income of $1.2 million as compared to a net loss of $22.4 million generated during the fiscal year ended September 27, 1996. See "-- Results of Operations".

     The low consumer response rate resulting from the unendorsed marketing campaigns conducted by the Company during fiscal year 1996 resulted in significant losses for the Company. Under GAAP, the direct cost of a successful marketing program is generally amortized over the initial membership term of the members solicited in that campaign. However, because the costs of these unendorsed marketing campaigns exceeded the revenues generated by such campaigns, the Company was required by GAAP to write off the excess costs during fiscal year 1996. Further contributing to the Company's losses for that fiscal year were increased operating expenditures incurred in anticipation that the unendorsed marketing campaigns would increase the Company's membership base and revenues to levels significantly higher than those actually achieved.

OVERVIEW

     The Company's revenues are principally derived from the sale of new memberships and the renewal of existing memberships. New memberships are typically offered with a free 30-day trial period. The Company's programs are offered at prices ranging from $29 to $99 per year, depending upon the features offered. As of the date of this prospectus, for each program, the fee charged for renewal of a membership is the same as the fee charged for the initial membership. The Company receives payment of the membership fees following expiration of the 30-day trial membership period, but only recognizes revenue with respect to the payment ratably over the membership period beginning at the end of the free 30-day trial period.

     If the membership is not cancelled during the trial period, the member is charged the annual membership fee. During the course of the first year of membership, a member is free to cancel his or her membership in the program for a complete refund of the membership fee. Subsequently, the member may cancel his or her renewed membership at any time for a pro rata refund of the membership fee. If members elect to cancel multi-year memberships, they receive a full refund during the first year of their membership, a 50% refund during the second year of their membership and no refund if they cancel during the third year of membership. The Company provides allowances for membership cancellations and recognizes revenue net of such allowances. The Company's allowance policies are based on historical results and are reviewed periodically. Historically, between 45% and 60% of new members cancel their memberships within their initial membership term (including cancellations during the 30-day trial period). Of the remaining 40% to 55% of the new members who do not cancel during the initial membership term, approximately 70% renew their membership for an additional membership term. There can be no assurance that these cancellation rates will not increase in the future. Membership fees refunded as a percentage of membership fees collected during the year increased from 8.4% in 1995 to 21.4% in 1996 and 35.17% in 1997 (see Note 7 to the Financial Statements). This increase resulted from the reduction of renewal revenues as a percentage of total revenues as the Company increased its marketing activities which resulted in an increase in new memberships as a percentage of total memberships. Cancellation rates with respect to renewal memberships tend to be lower than those associated with initial memberships, and, therefore, during periods when the Company increases its membership base, membership fees refunded as a percentage of total membership fees collected tends to increase. Furthermore, there was a change in the mix of the Company's new business activity, with an increase in telemarketing sales relative to direct mail which has comparatively lower cancellation rates.

     A substantial portion of the Company's total operating expenses consist of costs incurred in connection with the acquisition of new members. These costs, including the cost of commissions payable to co-marketers, the costs of printing and mailing membership solicitation materials for each program and the costs of providing new member fulfillment kits, are amortized ratably over the program's initial one- or three-year membership period, respectively. Accordingly, since the majority of the Company's costs associated with a membership are generally recognized during the initial membership period, the Company generates higher gross margins on revenue generated by renewal memberships. The Company calculates its membership renewal rate for any period by dividing the number of members who renew their membership during that period (and who remain members 90 days after such renewal) by the total number of members whose memberships are due for renewal in that period and such calculation excludes all membership cancellations prior thereto. As discussed above, since the Company's inception in 1994, its membership renewal rate has remained relatively constant at approximately 70%. There can be no assurance that this renewal rate will continue in the future.

     The Company's membership base has grown significantly in the last year. At September 26, 1997, the Company had approximately 1.4 million members, as compared to approximately 828,000 members at September 27, 1996. The size of the Company's membership base is a significant factor in determining anticipated membership renewal income.

     In addition to overall economic and industry factors which can affect the Company, the profitability of the Company's business depends in large part upon
(i) the net response rate for direct mail solicitations of new memberships, (ii) the net sales per hour for telemarketing solicitations of new memberships, (iii) the costs associated with direct mail and telemarketing solicitations, (iv) the costs associated with the fulfillment of new memberships, (v) the adequacy of reserves against membership cancellations, (vi) the continued renewal rate of memberships in accordance with historical experience, and (vii) the maintenance of selling, general and administrative expenses at acceptable levels relative to the Company's revenues and income.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain items on the Company's Statement of Operations as a percentage of revenues:

                                                                        FISCAL YEARS ENDED
                                                                            SEPTEMBER
                                                                      ----------------------
                                                                      1995     1996     1997
                                                                      ----     ----     ----
    STATEMENT OF OPERATIONS DATA
    Revenues
      Membership fees...............................................  100%     100%     100%
    Operating expenses
      Marketing.....................................................   39       92       37
      Membership servicing..........................................   33       53       29
      General and administrative....................................   65       42       27
                                                                      ---      ---      ---
    Total operating expenses........................................  137      187       93
                                                                      ---      ---      ---
    Operating income (loss).........................................  (37)     (87)       7
    Interest expense................................................   10        5        4
                                                                      ---      ---      ---
    Income (loss) before provision for taxes........................  (47)     (92)       3
    Provision for income taxes......................................   --       --       --
                                                                      ---      ---      ---
    Income (loss) before extraordinary item.........................  (47)%    (92)%      3 %
                                                                      ===      ===      ===

FISCAL YEARS ENDED SEPTEMBER 1997 AND 1996


     Revenue. Revenue increased by 55% to $38.0 million in fiscal year 1997 from $24.6 million in fiscal year 1996 due to a net increase in the Company's membership base and, to a lesser extent, an increase in the price charged by the Company for its Credentials program. The Company's membership base increased to approximately 1.4 million members at September 26, 1997 from approximately 828,000 members at September 27, 1996. The increase in members resulted from an increase in the number of solicitations made by the Company through existing co-marketers and the addition of new co-marketers, principally Chase and PNC National Bank, N.A. ("PNC"). Approximately 85.5% of the increase in the Company's membership base resulted from solicitations made to credit card holders of Chase and Bank One. During this period, the Company mailed approximately 42.2 million pieces of mail solicitations (excluding inserts and envelope attachments mailed along with a co-marketer's correspondence) compared to approximately 20.2 million pieces mailed during fiscal year 1996. Revenue derived from membership renewals increased to $24.7 million in fiscal year 1997 from $18.8 million in fiscal year 1996. As a percentage of revenues, however, revenues derived from renewals decreased to approximately 65% in fiscal year 1997 from approximately 76% in fiscal year 1996. Revenues derived from multi-year memberships increased to $9.7 million in fiscal year 1997 from $3.1 million in fiscal year 1996. As a percentage of total revenues, revenues derived from multi-year memberships increased to approximately 25% in fiscal year 1997 from approximately 13% in fiscal year 1996. The increase is attributable to the recognition of a full year of revenue from multi-year memberships sold in fiscal year 1996, which were in effect throughout the entire 1997 fiscal year and continued multi-year membership marketing activities in fiscal year 1997.


     Marketing Expenses. Marketing expenses consist of membership solicitation costs, including direct mail expenses such as printing and postage, telemarketing expenses and commissions paid to co-marketers. Marketing expenses decreased by 37% to $14.2 million in fiscal year 1997 from $22.6 million in fiscal year 1996. As a percentage of revenues, marketing expenses decreased to 37% in fiscal year 1997 from 92% in fiscal year 1996. This decrease was due to the fact that, in accordance with GAAP, certain marketing expenses associated with unprofitable, unendorsed marketing campaigns were written off during fiscal year 1996 rather than amortized over the initial membership term. Also written off were expenses that could not be associated with specific marketing campaigns. In addition, the decrease was caused by operating costs and severance costs incurred in fiscal year 1996 related to an in-house telemarketing department which the Company began during early fiscal year 1996 and subsequently discontinued in late fiscal year 1996. This decrease was also due to lower per member solicitation costs resulting from reductions achieved in per unit mailing and printing costs and more favorable response rates.

     Membership Servicing Expenses. Membership servicing expenses consist of the costs of providing customer service, data processing costs, and the costs of providing members with inquiry notices, newsletters, additional credit reports and new member fulfillment kits. Membership servicing expenses decreased by 17% to $10.9 million in fiscal year 1997 from $13.0 million in fiscal year 1996. As a percentage of revenues, membership servicing expenses decreased to 29% in fiscal year 1997 from 53% in fiscal year 1996. This decrease was due to the fact that certain expenses associated with the provision of new member fulfillment kits related to the unprofitable unendorsed marketing campaigns were written off during fiscal year 1996 rather than amortized over the initial membership term.

     General and Administrative Expenses. General and administrative expenses consist of personnel and facilities expenses associated with the Company's executive, sales, marketing, finance, program and co-marketing account functions, costs associated with new product development, as well as depreciation of fixed assets and amortization of intangibles, including memberships purchased from TRW. General and administrative expenses decreased by 1% to $10.1 million in fiscal year 1997 from $10.2 million in fiscal year 1996. In fiscal year 1996, expenses included a one-time write off of fees related to an aborted refinancing. The absence of a similar write off in fiscal year 1997 was offset in fiscal year 1997 by higher costs associated with new product development, depreciation of the Company's new computer system, and hiring of additional personnel to implement the Company's endorsed marketing strategy. As a percentage of revenue, general and administrative expenses decreased to 27% in fiscal year 1997 from 42% in fiscal year 1996. This decrease is largely attributable to the increase in revenues in fiscal year 1997 relative to fiscal year 1996.

     Interest Expense. Interest expense consists of financing charges related to notes payable, the Company's revolving bank loan facility, subordinated loan facility and equipment leases. Interest expense increased by 23% to $1.5 million for fiscal year 1997 from $1.2 million during fiscal year 1996. The increase reflects higher levels of borrowing to finance increased marketing activity and prior year operating losses.

     Provision for Income Taxes. For the fiscal year ended September 26, 1997, the Company reported a provision for income taxes of $61,000 (the amount equivalent to the income tax benefit of the extraordinary loss on early extinguishment of debt). No additional income tax provision was made during this period due to the utilization of net operating loss carryforwards. The Company did not record a provision for income taxes in fiscal year 1996 due to the incurrence of a net loss. The Company did not record a benefit for income taxes during this period since the Company provided a full valuation allowance on the related deferred income tax asset.

FISCAL YEARS ENDED SEPTEMBER 1996 AND 1995


     Revenue. Revenues increased by 96% to $24.6 million in fiscal year 1996 from $12.5 million in fiscal year 1995 due primarily to the effect of accounting for the Company's purchase of the membership base from TRW. In fiscal year 1995, the Company was not able to recognize any portion of the membership fees collected by TRW prior to the Acquisition relating to memberships that continued after the Acquisition. Ordinarily, the Company would have recognized the revenue generated by those memberships over the full membership period. This increase in the Company's revenue was also due to an increase in the Company's membership base primarily resulting from an increase in new marketing programs. The Company's membership base increased to approximately 828,000 members at September 27, 1996 from approximately 613,000 members at September 30, 1995. During fiscal year 1996, the Company mailed approximately 20.2 million pieces of mail solicitations compared to approximately 7.0 million pieces mailed during fiscal year 1995. Revenue derived from membership renewals increased to $18.8 million in fiscal year 1996 from $10.5 million in fiscal year 1995. As a percentage of revenues, revenues derived from renewals decreased to approximately 76% in fiscal year 1996 from approximately 84% in fiscal year 1995. Revenues derived from multi-year memberships increased to $3.1 million in fiscal year 1996 from $.2 million in fiscal year 1995. As a percentage of total revenues, revenues derived from multi-year memberships increased to approximately 13% in fiscal year 1996 from approximately 2% in fiscal year 1995. The increase is attributable to the effect of the Company's introduction of multi-year membership programs in late fiscal year 1995 and increased marketing activity of these types of memberships during fiscal year 1996.


     Marketing Expenses. Marketing expenses increased by 366% to $22.6 million in fiscal year 1996 from $4.9 million in fiscal year 1995. As a percentage of revenues, marketing expenses increased to 92% in fiscal year 1996 from 39% in fiscal year 1995. This increase was due to the fact that, in accordance with GAAP, certain expenses related to the unprofitable unendorsed marketing programs were written off during fiscal year 1996 rather than amortized over the initial membership term. The increase is also attributable to operating costs and severance costs incurred in fiscal year 1996 related to an in-house telemarketing department which the Company began during early fiscal year 1996 and subsequently discontinued in late fiscal year 1996. In addition, this increase was due to an increase in both costs associated with the solicitation of new members through direct mail and telemarketing channels as well as commissions paid to co-marketers.

     Membership Servicing Expenses. Membership servicing expenses increased by 215% to $13.0 million in fiscal year 1996 from $4.1 million in fiscal year 1995. In fiscal year 1995, these expenses did not reflect the full cost of servicing the membership base as a result of an accounting provision related to the purchase of the membership base from TRW. Since the Company was obligated to service these members for the remaining portions of their respective membership terms, a provision relating to these costs was established and $4.2 million of related expenses were charged to this provision. As a percentage of revenues, membership servicing expenses increased to 53% in fiscal year 1996 from 33% in fiscal year 1995. This increase resulted from the fact that certain expenses associated with the provision of new member fulfillment kits related to the unendorsed marketing campaigns were written off during fiscal year 1996 rather than amortized over the initial membership term. In addition, this increase was due to an increase in the Company's membership base during fiscal year 1996.

     General and Administrative Expenses. General and administrative expenses increased by 26% to $10.2 million in fiscal year 1996 from $8.1 million in fiscal year 1995. The increase was due to the write off of fees and other expenses related to an aborted refinancing, hiring of additional personnel in the unendorsed marketing area and consulting fees incurred during fiscal year 1996. As a percentage of revenues, general and administrative expenses decreased to 42% in fiscal year 1996 from 65% in fiscal year 1995. This decrease was substantially attributable to the increase in revenue in fiscal year 1996 relative to fiscal year 1995.

     Interest Expense. Interest expense decreased by 4% to $1 million in fiscal year 1996 from $1.2 million in fiscal year 1995 due to the repayment of a portion of the outstanding principal due under the Company's term loan.

     Provision for Income Taxes. The Company made no provision for income taxes for fiscal years 1996 and 1995, respectively, due to its incurrence of net losses in such fiscal years. The Company did not record a benefit for income taxes in either year since it provided a full valuation allowance for the related deferred income tax asset.

SELECTED QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain unaudited quarterly statements of operations data for each of the eight quarters in the period ended September 26, 1997 and the percentage of the Company's revenues represented by each item in the respective quarter. In the opinion of the Company's management, this unaudited information has been prepared on a basis consistent with the audited Financial Statements appearing elsewhere in the Prospectus and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein when read in conjunction with the Financial Statements and related Notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                       QUARTER ENDED
                                       -----------------------------------------------------------------------------
                                                 FISCAL YEAR 1996                        FISCAL YEAR 1997
                                       -------------------------------------   -------------------------------------
                                       DEC. 29   MAR. 29   JUNE 28   SEP. 27   DEC. 27   MAR. 29   JUNE 27   SEP. 26
                                        1995      1996      1996      1996      1996      1997      1997      1997
                                       -------   -------   -------   -------   -------   -------   -------   -------
                                                                      (IN THOUSANDS)
Statement of Operations Data:
Revenues.............................  $4,630    $5,528    $6,933    $ 7,465   $8,357    $9,463    $9,774    $10,445
Operating income (loss)..............  (4,353)   (5,458)   (4,681)    (6,770)     930     1,005       187        733
Net income (loss)....................  (4,653)   (5,730)   (5,002)    (7,062)     461       627      (171)       331

                                                                     QUARTER ENDED
                                     ------------------------------------------------------------------------------
                                                FISCAL YEAR 1996                        FISCAL YEAR 1997
                                     --------------------------------------   -------------------------------------
                                     DEC. 29   MAR. 29   JUNE 28   SEP. 27    DEC. 27   MAR. 29   JUNE 27   SEP. 26
                                      1995      1996      1996       1996      1996      1997      1997      1997
                                     -------   -------   -------   --------   -------   -------   -------   -------
Statement of Operations Data:
Revenues...........................      100%      100%      100%       100%     100%      100%      100%      100%
Operating income (loss)............      (94)      (99)      (68)       (91)      11        11         2         7
Net income (loss)..................     (100)     (104)      (72)       (95)       6         7        (2)        3

     The Company's quarterly revenues, expenses and operating results have varied significantly in the past and are likely to vary significantly from quarter to quarter in the future. Factors which may affect the Company's financial results include responses to membership solicitations, cancellations and renewals of memberships, market acceptance of the Company's and its co-marketers' existing and new programs, the demand for credit monitoring services such as those offered by the Company, the timing of the Company's investments in program development, increased costs associated with maintenance and expansion of operations, and competitive pressures on the Company's business generally.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash used in operating activities was $4.5 million and $4.4 million in fiscal years 1997 and 1996, respectively. In fiscal year 1997, the use of cash reflected increases in member solicitations and in receivables. In fiscal year 1996, the use of cash reflected the results of unprofitable unendorsed marketing programs. The Company's capital expenditures in fiscal year 1997 and fiscal year 1996 were $1.7 million and $1.4 million, respectively. These expenditures, for both periods, primarily resulted from the implementation of the Company's new computer system. The Company has budgeted approximately $0.8 million in capital expenditures for fiscal year 1998 to expand its telecommunications and computer capabilities to service an expanding membership base.

     The Company had cash and cash equivalents of approximately $0.4 million at September 26, 1997. The Company is currently negotiating the terms of and an increase in its revolving bank line of credit from $2.5 million to $10.0 million to be effective upon completion of the offering made hereby. The existing line of credit bears interest based upon LIBOR/prime rate and expires on September 30, 1999. At September 26, 1997, $1.9 million was outstanding under the then existing line of credit. In October 1997, such outstanding amounts were repaid in full. Borrowings on the Company's revolving line of credit are based upon the level of eligible accounts receivable.

     In connection with the repayment of long-term debt, unamortized discount and unamortized debt issuance cost aggregating approximately $1.1 million at September 26, 1997 will be written off in the quarter in which the offering is completed as an extraordinary item -- loss on early extinguishment of debt.

     The Company intends to use its existing cash balances, funds generated from operations and borrowings available under the Company's revolving bank line of credit to address its cash requirements, and to fund the development of new membership programs and new marketing channels. The Company intends to use the net proceeds to the Company from this offering to repay certain outstanding indebtedness. The Company believes that, as the volume of revenues attributable to renewal members increases, such increase will help to generate net cash from operating activities, and thereby minimize its need for financing from outside sources. The Company believes that the net proceeds to the Company from this offering, together with its cash balances following completion of the offering, funds generated from operations, and borrowing available under the Company's revolving bank line of credit, will be sufficient to meet its capital and liquidity requirements for the next 36 months, barring unforeseen changes in the Company's business.

NET OPERATING LOSS CARRYFORWARDS

     As of September 26, 1997, the Company had net operating loss carryforwards for Federal and state purposes of approximately $23,199,312 and $21,057,969, respectively. The net operating loss carryforwards begin to expire after the years ended 2010 and 2003, respectively. Because of the "change in ownership" provisions of the Tax Reform Act of 1986, the loss carryforwards will be subject to an annual limitation regarding their utilization against future taxable income.

                                    BUSINESS

OVERVIEW

     Credentials Services International, Inc. is a leading direct marketer of credit information and monitoring membership programs to consumers. The Company believes that it provides value-added programs that enable consumers to monitor the accuracy of their personal credit data that is collected and held by credit reporting bureaus. This information allows consumers to respond on an informed basis to credit decisions made by providers of credit such as mortgage lenders, consumer finance companies, auto loan providers, credit card providers, banks and other lending institutions. Through its relationship with Experian Inc., one of the three major credit reporting bureaus, the Company provides this information to its members in a readily understandable, readable format and offers members notification of significant events, such as credit inquiries and the entry of negative credit data in the member's credit file, which might affect their ability to obtain credit.

     The Company markets its membership programs to consumers using direct marketing techniques, consisting of direct mail and telemarketing campaigns conducted through endorsed co-marketing relationships with major credit card issuers that have a large customer base, such as banks, retailers and oil companies. Through its co-marketing relationships, the Company markets its programs to the credit card customer bases of nationally-known organizations such as The Chase Manhattan Bank USA, N.A., Bank One, N.A. and its affiliates (including the recently merged First USA Bank credit card customer base), PNC National Bank, N.A., Service Merchandise and Sun Company, Inc. (Sunoco). During the fiscal year ended September 26, 1997, the Company increased the number of its co-marketers to 29 from 13 at September 27, 1996. During this period, the Company's membership base increased to approximately 1.4 million members from approximately 828,000 members. In addition, the Company entered into a new co-marketing agreement with the credit card division of Citibank, N.A. in October 1997 and commenced initial direct marketing activities to Citibank's credit card holders in November 1997.

     The consumer credit information and monitoring business conducted by the Company was started in 1986 by a division of TRW. In October 1994, the Company purchased certain assets of the business from TRW. In September 1996, TRW sold its credit bureau and credit reporting business, and that business was subsequently renamed Experian Inc. At the time of the Acquisition in 1994, the Company entered into a ten-year contract with TRW pursuant to which the Company has access to Experian's credit reports and daily access to the national Experian credit file. The Company's information systems are integrated with Experian's database and systems, enabling the Company to automatically notify a member when an inquiry is made into the member's personal credit file. The Company believes that this feature constitutes a substantial competitive advantage with respect to developing co-marketing relationships and building its membership base.

CREDIT CARD ENHANCEMENT INDUSTRY BACKGROUND

     The Company believes that membership service programs can be of substantial value to members who purchase the programs, to credit card issuer businesses which co-market these programs and to the vendors whose services are offered through the program. Benefits to co-marketers include the ability to build consumer loyalty with existing customers, as well as to generate additional, predictable revenues such as commission and fee income. For product and service vendors, membership service programs represent an opportunity to generate additional revenue with minimal incremental marketing costs for products and services.

     Historically, a substantial number of the businesses which utilized membership service programs have been issuers of credit cards. More recently, however, other businesses, including banks, retailers, insurance companies, mortgage servicing companies, utility companies, regional telephone companies, cable operators and non-profit organizations have also begun to offer service programs as a means of offering value-added products and services to their customers. In many cases, these businesses lack the core competency to successfully design, market and manage membership programs. As a result, these businesses seek to outsource such functions to companies which specialize in such membership programs and can apply advanced database systems to capture, process and store consumer and market information, and that can provide effective programs.

     Based upon industry statistics, the Company estimates that in the United States in 1996 there are over 1.4 billion credit cards issued, over 147 million credit card holders, and the Company estimates that there are approximately 88 million credit card enhancement memberships outstanding. In addition to membership programs such as those provided by the Company, credit card enhancement products and services include various types of insurance sold to credit card holders, memberships in discount purchasing clubs and organizations, credit card registration services, travel clubs, dining clubs, shopping clubs and auto clubs. The Company also estimates, based upon its own membership data and industry statistics, that as of the end of fiscal year 1996 there were over
3.3 million credit information and monitoring memberships, such as those offered by the Company and its competitors. The Company believes that the size of the credit card holder population represents a potential opportunity for continued growth of its membership base because less than 3.0% of credit card holders have purchased a credit information membership program. Moreover, the Company believes that long-term growth in consumer credit potentially should cause growth in the Company's core business in two distinct ways, first by providing additional channels by which the Company's products may be marketed to consumers, and second by increasing consumer demand for credit-related information.

BUSINESS STRATEGY

     The Company seeks to become the leading provider of credit information and monitoring programs to consumers and to continue to build its membership base with its core programs and the introduction of new programs. The key elements of the Company's strategy are as follows:


     Grow and Maintain Membership Base By Offering Premium Quality
Programs. The Company's objective is to build and maintain its membership base by continuing to provide its core value-added consumer credit programs. The Company believes that its programs are superior to the programs offered by its competitors because it provides its members with: (i) automatic notification of inquiries into the member's credit file; (ii) free unlimited credit reports; and
(iii) additional credit reports in a manner that avoids a credit inquiry being reported in a consumer's credit file which may adversely affect the consumer's creditworthiness.


     Expand Distribution Channels. The Company intends to expand its network of co-marketing relationships to include additional major banks, retailers and oil companies, as well as to aggressively develop innovative new distribution channels. The Company believes that its strategy of focusing its marketing efforts on endorsed co-marketing channels enables the Company to achieve higher rates of consumer response to its new membership solicitations by leveraging the considerable brand equity and goodwill enjoyed by major co-marketers. Furthermore, the Company believes that there are additional distribution channels that offer the opportunity to expand the base of potential members beyond the scope of consumer credit card holders. Potential co-marketing partners may include mortgage servicing companies, insurance companies and utility companies, such as regional telephone companies. The Company also believes the World Wide Web may become a viable distribution channel for its membership programs and is exploring that potential distribution opportunity. In addition, the Company currently monitors the international expansion efforts of its vendor partners to seek opportunities to expand its membership base internationally.

     Develop New Programs. The Company intends to continue to develop and market new programs to current and new members. The Company has test marketed and is continuing to develop a program targeted to small businesses which would provide those businesses with credit information and monitoring services to enable them to better evaluate and monitor their own credit as well as the credit of other businesses, particularly their vendors, suppliers and customers. This program, named Business Credentials, was tested by the Company in July and August 1997 using in-market testing techniques targeted at certain types of businesses selected by the Company. Preliminary response rates received and evaluated by the Company have been favorable. The Company anticipates that it will continue to invest in further development, refinement and preliminary marketing of this program in fiscal year 1998. In addition, the Company is presently test marketing a number of consumer-oriented membership programs.

     Provide Superior Levels of Customer Service. The Company is committed to maintaining what it believes is a superior level of customer service, as reflected by membership renewal rates and satisfaction among members and co-marketers. The Company believes that its high level of customer satisfaction is driven primarily by three principal factors: (i) convenience, consisting of the timeliness and frequency of communications from the Company and accessibility of its customer service representatives ("CSRs"); (ii) the professionalism of its CSRs, consisting of their courtesy, expertise and helpfulness; and (iii) report functionality, consisting of the usability of the reports, enhanced by clean, jargon-free plain English. The Company believes that this customer satisfaction is also evidenced by the Company's relatively high renewal rates as compared to its competitors and that this level of customer satisfaction reinforces its relationships with its co-marketers. The Company's highly-trained CSRs are available to customers via toll-free telephone service during extended business hours, and members may order additional credit reports via an interactive voice response unit seven days a week and 24 hours a day. The Company carefully monitors customer service benchmarks such as call response time and length of telephone calls.

     Develop and Use State-of-the-Art Technical Solutions. The Company intends to continue developing and using advanced technological methods to solicit new members, collect and market credit data and provide membership services. Currently, the Company, through its membership database management system, can model and analyze co-marketer lists to identify likely members. The Company utilizes proprietary software which integrates the information collected from Experian, its co-marketers and its membership data base. In addition, the Company's strategy includes investing in state-of-the-art technology in other key areas of its business, such as data base modeling and image processing for the Company's membership service center.

CREDIT INFORMATION AND MONITORING PROGRAMS

     The Company's program portfolio currently includes Credentials(R), Monitor, VIP, Business Credentials and other related products. The Company's programs had approximately 1.4 million members at September 26, 1997.

     The Company's principal program, a one-year Credentials membership, is sold for $49.00. The Company also offers certain variations of its core Credentials program at prices ranging from $29.00 to $99.00 per membership and a three-year Credentials membership for $98.00. For each program, the fee charged for renewal of a membership is the same as the fee charged for the initial membership.

     The Company's principal program, Credentials, provides subscribing members with:

     - personalized, easy-to-read Experian credit reports, presented in a plain English format;

     - automatic notification of credit inquiries directed to Experian;

     - quarterly notice of any negative information submitted to the customer's Experian credit file;

     - a quarterly newsletter covering credit related and personal finance issues;

     - ongoing informational assistance from the Company's trained service representatives;

     - unlimited additional copies of the member's Experian credit report via mail or facsimile; and

     - upon request, a personal financial profile.

     The Company believes that this information is useful to a significant segment of the consumer population, including those who are interested in the status of their personal creditworthiness as well as those concerned about the accuracy of their credit reports. For example, consumers seeking a home mortgage may want to review their credit history before applying for a mortgage loan. In addition, the credit monitoring feature of the Credentials program is an effective tool for detecting certain types of credit fraud.

     The Company also offers certain variations to its core Credentials program. The Monitor program offers personalized credit reports as well as the daily automatic notification of credit inquiries, and quarterly notice of any negative information submitted to a customer's Experian credit file. The Company encourages the sale of Monitor memberships to spouses of current Credentials members. The Company also offers an enhanced program entitled VIP for consumers interested in receiving a credit report which includes credit data from all three of the major credit reporting bureaus.

     The Company believes that its core programs are superior to the programs offered by its competitors for the following reasons: (i) inquiry notification service -- the integration of the Company's information systems with Experian's systems enables the Company to automatically notify members when inquiries into their credit file are made. The Company believes that its competitors are not currently able to provide consumers with this feature and that this feature represents a substantial competitive advantage to the Company; (ii) free unlimited additional credit report requests -- unlike its competitors, the Company does not limit the number of credit reports a member may receive; (iii) classification of credit report requests -- the initial credit report request and subsequent requests for additional copies of a member's credit reports are not recorded as credit inquiries which may otherwise adversely affect a consumer's creditworthiness. The Company believes that such requests made through services offered by competitors of the Company are recorded in other areas of the credit report and may be counted as credit inquiries in the evaluation of a consumer's creditworthiness; and (iv) superior customer service -- members have access to trained Company representatives through a toll-free telephone service to discuss information that appears in their personal credit file. The Company's customer service representatives have the ability to transfer a member directly to the Experian Premier Service group for immediate assistance, and in the event that a member suspects fraudulent activity, the Company's customer service representatives notify Experian's fraud group, which initiates an investigation. The Company's competitors do not have this direct transfer capability.

     Members generally subscribe for renewable one- or three-year memberships in the Company's programs. The multi-year memberships are sold on a discounted basis. When consumers agree to enroll in a program, in most instances they receive a 30-day trial membership. During this time, the member may use the program's services without obligation, as outlined in a membership brochure received by mail along with a membership card and membership identification number. The brochure outlines in detail the benefits which the service offers and contains toll-free numbers which may be called to access service benefits and information. In the event that a consumer elects not to participate in the service, he or she can call a toll-free number during the trial period to cancel the service without charge. If the membership is not cancelled during the trial period, the consumer's credit card is charged the annual membership fee. During the course of the first year of membership, a member is free to cancel a membership in the program for a complete refund. In subsequent years, the member may cancel his or her membership and receive a pro rata refund of his or her annual membership fees. Multi-year members receive a full refund in year one, a 50% refund in year two and no refund if they cancel their membership in year three.

CO-MARKETING RELATIONSHIPS

     The Company's strategy is to establish and maintain long-term relationships with co-marketers that have a large customer base. The Company seeks to understand co-marketer business objectives and to determine how those objectives can be addressed by the membership service programs which the Company offers. The Company arranges with co-marketer financial institutions, retailers and other credit card issuers to market membership programs to such co-marketers' individual customers. Co-marketers generally receive commissions on initial and renewal memberships. The Company's agreements with these co-marketers typically grant the Company the right to continue providing membership services directly to such co-marketers' individual account holders even if the co-marketer terminates the contract, provided that the co-marketer is still entitled to receive its commission. The Company generally may not re-solicit those members who cancel or fail to renew their membership. At September 26, 1997, the Company had 29 credit card issuer co-marketers, comprised of 20 banks, 6 retailers and 3 oil companies.

     Approximately 30.4% of the Company's revenues for the fiscal year ended September 26, 1997 were attributable to members solicited from the customer lists provided by its two largest co-marketers: approximately 21.1% from customer lists provided by Bank One (including the recently merged First USA customer base) and approximately 9.3% from customer lists provided by Chase. No other co-marketer represented more than 5% of the Company's revenues. At September 26, 1997, approximately 27% of the Company's members consisted of members who were originally solicited with the co-marketer endorsement of Chase and approximately 25% of the Company's members consisted of members who were originally solicited with the co-marketer endorsement of Bank One. For the fiscal year ended September 26, 1997, no other co-marketer with whom the Company conducted membership solicitation campaigns accounted for more than 5% of the Company's members. Certain of these and other co-marketer relationships are governed by agreements which generally may be terminated without cause by either party upon 60 to 90 days' notice without penalty and upon 30 days' notice in the event of an uncorrected material breach.

SALES AND MARKETING

     The Company solicits substantially all of the members for its programs through direct marketing methods, including direct mail and telemarketing. The Company outsources its direct marketing and telemarketing activities to third party vendors. During the fiscal year ended September 26, 1997, approximately
42.2 million pieces of direct mail (excluding inserts and envelope attachments mailed along with a co-marketer's correspondence) were mailed and approximately
3.5 million telemarketing calls were completed.

     The Company's membership base is predominantly comprised of members acquired through endorsed marketing channels, such as credit card issuers. The Company believes this marketing methodology represents the most effective way of increasing the Company's membership base for two reasons. First, the co-marketers' endorsement helps sell the Company's programs by leveraging the co-marketers' brand equity with its pre-existing customers. Endorsed direct mail solicitations are conducted using stationery that bears the co-marketer's name and logo and include an introductory letter signed by the co-marketer offering the product, which are mailed either with the co-marketer's billings to its credit card holders or by separate mailings that bear the co-marketer's name and endorsement. Endorsed telemarketing solicitations are conducted by using the co-marketer's name to offer the program. Second, billing membership fees to a member's credit card issued by the co-marketer is an efficient billing and collection mechanism.

     The Company obtains substantially all of the information necessary to its marketing efforts from customer lists provided by its co-marketers. The Company inputs these customer lists into its management system database to model, analyze and identify likely members. Co-marketers provide the lists to the Company for use in marketing a specific program that has been pre-approved by the co-marketer. As a result, the Company's ability to market a new program to an existing customer base or an existing program to a new customer base is dependent on obtaining approval from the co-marketer.

FULFILLMENT

     The Company receives consumer responses to its program solicitations from its telemarketers and, for direct mail, from consumers. The data provided by the consumer is entered into the Company's data systems and a membership file is established. This data, consisting of the member's name, address, social security number and date of birth, is used to access the member's credit file contained in Experian's consumer database and to generate the member's credit report. This credit report data then is converted into a readable format by Experian and transmitted back to the Company. The Company provides its data in a tape format to its print vendor who prints the consumer credit reports, prepares the new member fulfillment kit and mails it to the member via first-class mail. Typically, this process takes between four and seven business days.

MEMBER SERVICES

     The Company believes that providing high quality service to its members is an important component in encouraging membership renewals, creating goodwill with the public sufficient to generate increased new members and strengthening the member's affinity for the relevant co-marketer. This customer satisfaction enhances the Company's relationship with key co-marketers. Accordingly, the Company maintains state-of-the-art customer service systems designed to maximize customer satisfaction through rapid and efficient provision of member services.

     The Company maintains a membership service facility in Plano, Texas, with a total of approximately 90 customer service representatives at September 26, 1997 who are available to answer members' inquiries. For the convenience of its members, the Company maintains toll-free telephone service during extended business hours and provides an interactive voice response system so members may order additional credit reports 24 hours a day, seven days a week. The Company has implemented procedures to ensure that an inquiring member will be able to speak with a customer service representative within approximately 20 seconds of having made a request to do so. Furthermore, customer service representatives have the ability to transfer a member directly to the Experian Premier Service group for immediate assistance and, in the event that a member suspects fraudulent activity, the Company's customer service representatives notify Experian's fraud group, which initiates an investigation. Management believes that the Company's competitors do not have the ability to directly transfer their members to any of the major credit reporting bureaus. Prior to working with members, all customer service representatives are required to complete a classroom training course covering topics on the credit industry, related regulation, credit reporting, the Company's programs and services and its systems and techniques for working with members. Upon successful completion of this classroom work, each new customer service representative begins to work with members while an experienced customer service representative monitors his or her performance, offering guidance and advice. The performance of customer service representatives is regularly monitored by management.

     Through its training programs, its telecommunications systems and its software, the Company seeks to provide members with friendly, prompt and effective answers to questions relating to its products. The Company also works closely with the customer service staffs of its co-marketers to ensure that their representatives are knowledgeable in matters relating to the programs offered by the Company.

MANAGEMENT INFORMATION SYSTEMS

     The Company has made substantial investments in its management information systems to allow it to operate its business more efficiently and productively. The Company utilizes an IBM AS/400 computer system to process and manage its membership data. The Company has also developed proprietary software that is designed to accept its co-marketers' customer databases for review, analysis and modeling in order to identify potential members and implement effective marketing programs. The Company's data processing and order fulfillment processes, as well as its links with vendors, enables the Company to mail member fulfillment kits to new members within seven business days of a customer request. The system also receives confirmation of billing data from the Company's merchant processors on a regular basis, permitting the Company to update the status of each member.

     The Company has recently installed software which has been designed to deal with potential problems arising as a result of the Year 2000 issue. In addition, management believes that the business organizations upon which it relies for the rendering of its services either have resolved or will resolve the Year 2000 issue prior to or during 1999. The Company does not currently anticipate that it will incur significant expense or business interruptions as a result of the Year 2000 issue, but there can be no assurance in that regard.

COMPETITION

     The Company's principal competitor is CUC which offers credit reporting membership programs with certain features similar to those provided by the Company's programs. CUC is a direct marketing company primarily engaged in providing shopping, travel, discount and related types of benefits to its customers. Based on industry data from 1996, credit programs accounted for approximately 3.0% of CUC's membership base. Additionally, CUC competes with many potential co-marketers in its various business lines, such as travel-related services.

     In addition to this direct competition, the Company also encounters competition for co-marketer endorsements from other direct marketing businesses. Because agreements between co-marketers and program providers are often exclusive with respect to a particular service, potential co-marketers may be prohibited from entering into agreements with the Company to promote a program if the features provided by the Company's program are similar to, or overlap with, the features offered by an existing program of a competitor. There can be no assurance that the Company's competitors will not increase their emphasis on programs similar to those offered by the Company and more directly compete with the Company, that new competitors will not enter the market, that competitors will not increase the compensation they provide to co-marketers to induce such co-marketers to enter into agreements, or that other businesses will not themselves introduce competing programs. Such potential competitors include major credit card issuers, including the Company's co-marketers. Potential competitors also include major credit bureau reporting services, including Experian, which would have significant competitive advantages such as access to credit data at minimal cost. There can be no assurance that the Company's current or potential competitors will not provide programs comparable or superior to those provided by the Company at lower membership prices or adapt more quickly than the Company to evolving industry trends or changing market requirements. In addition, alliances among competitors may emerge and rapidly acquire significant market share. Many of the Company's current and prospective competitors, including CUC, have substantially larger customer bases and greater financial and other resources than those available to the Company. Increased competition may result in price reductions, increased fees payable to co-marketers, reduced profitability and loss of market share, any of which could materially adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to compete effectively against future and current competitors.


     Experian provides substantially all of the credit information which the Company furnishes to its members. Although neither Experian nor the other credit reporting bureaus provide the credit monitoring services currently offered by the Company, Experian and the other credit bureaus currently provide a credit report directly to any consumer at the consumer's request at the rate of approximately $8.00 per report (except in states where local legislation provides the consumers are entitled to a free credit report upon their written request). See "-- Government Regulation -- State Fair Credit Reporting Acts." There can be no assurance that Experian or the other credit bureaus will not begin to more aggressively market their services to consumers by initiating price reductions or advertising campaigns targeted to consumers and that such actions will not adversely affect the Company's business, financial condition and results of operations or require the Company to reduce prices for certain of its programs in order to remain competitive. On August 13, 1997, Experian launched a program to offer consumers the opportunity to receive their credit reports directly over the Internet. Although two days later Experian announced that it was suspending this program due to certain operational and security problems, there can be no assurance that this, or similar programs, will not be implemented by Experian or other credit reporting bureaus or that competition from such programs will not adversely affect the Company's business, financial condition and result of operations. Experian and the other credit reporting bureaus would have significant competitive advantages over the Company in providing such reports or services, such as access to credit data at minimal cost.


     Currently, management believes that the Company enjoys several competitive advantages, including (i) the high entry costs associated with starting a competing business; (ii) the fact that none of the Company's competitors offers daily monitoring of a member's credit file; and (iii) the Company's unique contractual relationship with Experian.

     The Company believes that the principal competitive factors in the membership service industry include the ability to identify, develop and offer innovative service programs, the quality of service programs offered, price and marketing expertise. The Company believes that its ability to compete also depends in part on a number of competitive factors outside its control, including the ability to hire and retain employees, the development by others of service programs that are competitive with the Company's service programs, the price at which such competitors offer comparable service programs and the extent to which such competitors are responsive to customer needs. In addition, the introduction or announcement by competitors of the Company of new programs similar to those offered by the Company could render the Company's existing programs uncompetitive or obsolete, or result in a delay or decrease in orders for the Company's existing programs as co-marketers or customers evaluate new programs or select new programs as an alternative to the Company's existing programs. Therefore, the announcement or introduction of new programs by competitors of the Company could have a material adverse affect on the Company's business, financial condition and results of operations.

     Providers of membership programs also compete for the limited access provided by co-marketers to their customers against other businesses engaged in direct marketing activities, such as telemarketing and direct mail. In recent years, there have been significant advances in new forms of direct marketing, such as the development of interactive shopping and data collection through television, the Internet and other media. Many industry experts predict that electronic interactive commerce, such as shopping and information exchange through the World Wide Web, will proliferate significantly in the foreseeable future. To the extent it occurs, such proliferation could materially change the economics of acquiring members for membership programs. Although the Company is exploring the potential of what it believes are the most promising forms of direct marketing, there can be no assurance that the Company would be able to adapt to a material change in the economics of its business or that such change would not have a material adverse effect on the Company's business, financial condition or results of operations. See "Risk Factors -- Competition" and "-- Reliance on Communications and Information Systems; Technology Risks."

GOVERNMENT REGULATION

     Federal Telephone Consumer Protection Act; Federal Telemarketing and Consumer Fraud and Abuse Prevention Act. One of the principal methods the Company uses to market its programs is telemarketing. The telemarketing industry has become subject to an increasing amount of Federal and state regulation as well as general public scrutiny in the past several years. The Federal Telephone Consumer Protection Act of 1991 limits the hours during which telemarketers may call consumers and prohibits the use of automated telephone dialing equipment to call certain telephone numbers. The Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994, and Federal Trade Commission ("FTC") regulations promulgated thereunder, prohibit deceptive, unfair or abusive practices in telemarketing sales. Both the FTC and state attorneys general have authority to prevent telemarketing activities that constitute "unfair or deceptive acts or practices." In addition, some states have enacted laws and others are considering enacting laws targeted directly at telemarketing practices, and there can be no assurance that any such laws, if enacted, will not adversely affect or limit the Company's current or future telemarketing activities. Although the Company does not control the telemarketing firms which it engages to market the Company's programs, compliance with these regulations is generally the responsibility of the Company, and the Company could be subject to a variety of enforcement or private actions for any failure to comply with such regulations. The risk of noncompliance by the Company with any rules and regulations enforced by a Federal or state consumer protection authority may subject the Company or its management to fines or various forms of civil or criminal prosecution, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Government Regulation; Adverse Publicity."

     Federal Fair Credit Reporting Act. The Fair Credit Reporting Act ("FCRA") became effective in 1971. Extensive amendments to the FCRA became effective October 1, 1997. The FCRA establishes a set of requirements that "consumer reporting agencies" must follow in the conduct of their business. A "consumer reporting agency" means any person who regularly engages in assembling consumer credit information for the purpose of furnishing consumer reports to third parties. The FCRA imposes numerous requirements on consumer reporting agencies including restrictions on the permissible uses of consumer reports and the contents of consumer reports, as well as requirements relating to disclosures of reports to consumers, the form of and charges for such disclosures, and the reinvestigation procedure that must be followed when a consumer disputes an item contained in his or her report. While the Company is not a "consumer reporting agency" within the meaning of the FCRA and therefore is not subject to the FCRA, the Company is required by its contract with Experian to comply with the FCRA and the interpretations rendered by the FTC. Should the Company become subject to the FCRA and fail to comply with its provisions, the Company could be subject to various civil and administrative sanctions, the imposition of which could have a material adverse effect on the Company. The Company could also be subject to administrative enforcement actions initiated by the FTC. Violations of the FCRA may constitute unfair or deceptive acts or practices in commerce in violation of the Federal Trade Commission Act and the Company could be subject to penalties thereunder. In addition, if the Company were found to have committed a knowing violation of the FCRA which constitutes a pattern or practice of violations, the FTC may institute an action to recover a civil penalty of up to $2,500 per violation. Finally, actions for injunctions or for damages may also be initiated under the FCRA by the state attorneys general.

     State Fair Credit Reporting Acts. Slightly over half of the states have enacted statutes governing the operations of consumer credit reporting agencies, and some of the state statutes contain provisions that are different from the FCRA. An example of such a state statute was enacted in Colorado through the adoption of the Colorado Fair Credit Reporting Act (the "Colorado Act") which went into effect August 1, 1997. The Colorado Act increases the notification requirements for credit reporting agencies and lenders upon the addition of adverse items to, or three inquiries into, an individual's credit report. The law provides that Colorado consumers are entitled to a free credit report upon their written request and mandates an annual mailing from each of the national systems and Colorado reporting agencies alerting consumers to that fact. The Company is not in a position to know the number of Colorado consumers who will request a free copy of their credit report, or if consumers will regard such reports as substitutes for the Company's services. There are five other states (Vermont, Maryland, Georgia, Massachusetts and New Jersey) that have also enacted legislation requiring the issuance of free credit reports to consumers upon request. The Company derives approximately 15% of its members from states with such legislation. Other states (including California) are currently considering the enactment of such legislation. There can be no assurance that other states in which more of the Company's members reside will not adopt similar legislation. In the event that other states enact legislation requiring issuance of free credit reports, the value to consumers of the programs the Company provides could be materially reduced. Legislation requiring free issuance of credit reports could materially and adversely affect the Company's business, financial condition and results of operation.

     Credit Repair Organization Regulations. Both Federal and state laws regulate the activities of "credit repair organizations." While the Company is not currently a credit repair organization and has no present plans to become a credit repair organization, it is possible that credit repair laws may be amended at some time in the future to include organizations such as the Company. Under the Federal Credit Repair Organizations Act (the "Credit Repair Act"), a credit repair organization is generally defined as any person who uses any instrumentality of interstate commerce or the mails to sell, provide, or perform any service, in return for money for the express or implied purpose of improving any consumer's credit record, credit history, or credit rating, or providing advice or assistance to any consumer with regard to any such activity or service.

     The Credit Repair Act imposes certain restrictions on the activities and contracts of credit repair organizations and requires that specific disclosures be made to consumers. Any credit repair organization that fails to comply with the Credit Repair Act can be subject to civil liability for both actual and punitive damages and attorney's fees and can be subject to an enforcement action by the FTC. Additionally, state attorneys general have the authority to bring actions against credit repair organizations who violate the Credit Repair Act.

     In addition to the Credit Repair Act, at least 36 states and the District of Columbia have their own statutes regulating "credit services organizations." Most of the state statutes define credit services organizations similarly. For example, the Delaware statute, which is representative of most of the other state statutes, generally defines a credit services organization as any person who, with respect to the extension of credit by others and in return for the payment of money, provides any of the services, advice or assistance with respect to improving a buyer's credit record, history or rating or obtaining an extension of credit for a buyer. The requirements imposed by the state statutes generally include a prohibition against charging the buyer a service fee until the credit services organization has performed all of the services it agreed to perform, unless it posted a surety bond with the state; certain disclosure and contractual requirements; and, in some states, a mandatory surety bond and registration.

     In general, a credit services organization that violates a state statute can be subject to an injunction, civil actions for damages and civil and criminal penalties. For example, in Delaware, a credit services organization that violates that state's statute can be subject to an action for damages by an injured buyer and can be prosecuted for a Class B misdemeanor. Additionally, a buyer or the attorney general may bring an action to enjoin the credit services organization's activities. In the District of Columbia, a "consumer credit service organization" that violates the District's law may be fined not more than $500 per violation and/or imprisoned for not more than a year. In addition, civil fines, penalties and fees may be imposed. A consumer injured by a violation may also bring an action for actual damages, including reasonable attorney's fees and costs, against the consumer credit service organization. Awards may also be entered for punitive damages. In addition, at least one state, Georgia, makes merely operating a "credit repair services organization" a misdemeanor.

EMPLOYEES

     As of September 26, 1997, the Company employed 157 persons on a full-time basis and six persons on a part-time basis. None of the Company's employees are represented by a labor union. The Company believes that its employee relations are good.

FACILITIES

     The Company leases its 20,740 square foot headquarters facility in Orange, California. The Company also leases its 15,452 square foot membership service facility in Plano, Texas, which is primarily a call center for customer service representatives and operations. These leases expire in December 1998 and September 2001, respectively. The Company recently exercised an option to expand its membership service facility in Plano, Texas, by 5,000 additional square feet and is currently contemplating an extension of the lease for its headquarters facility which may include an expansion of the Company's leased space, depending upon the Company's anticipated needs after 1999. The Company believes that these facilities will be adequate for its anticipated future business requirements.

LEGAL PROCEEDINGS

     From time to time, the Company may be involved in litigation or in settlement proceedings relating to claims arising out of its operations in the normal course of business. The Company is not currently a party to, nor is any of its property the subject of, any legal proceedings, the adverse outcome of which, individually or in the aggregate, could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company is a party to a lawsuit pending in the United States District Court for the Central District of California, Southern Division, entitled Credentials Services International, Inc., et. al. v. John P. Ferry, et. al., USDC Case No. SACV 96-960 AHS (EEX) (the "Federal Action"). The lawsuit arose out of the August 15, 1996 dismissal for cause of the Company's then President and Chief Executive Officer, John P. Ferry, and its then Chief Financial Officer, John N. Rees. In September 1996, Messrs. Ferry and Rees filed an arbitration demand against the Company with the American Arbitration Association (the "AAA") under the AAA Employment Dispute Arbitration Rules, each asserting a breach of their respective employment agreements (the "Arbitration"). On or about October 11, 1996, the Company filed a complaint against Messrs. Ferry and Rees initiating the Federal Action. A first amended complaint was filed on November 20, 1996, asserting claims for relief for breach of fiduciary duty, constructive fraud, violation of California Corporations Code Section 309, negligence, conversion, injunctive relief and interference with prospective economic advantage. In February 1997, the court denied a motion by Messrs. Ferry and Rees seeking to compel arbitration, and the Arbitration was stayed. On or about April 7, 1997, Messrs. Ferry and Rees filed a cross-complaint in the Federal Action alleging 22 causes of action against the Company, as well as eight other cross-defendants. The Company subsequently filed a motion to dismiss Messrs. Ferry and Rees' cross-complaint, and on or about July 22, 1997, the court dismissed Messrs. Ferry and Rees' entire cross-complaint, giving them 30 days to file an amended complaint. On or about August 14, 1997, Messrs. Ferry and Rees filed a first amended counter-complaint asserting 21 causes of action against the Company and the other cross-defendants, including breach of employment agreement, breach of the covenant of good faith and fair dealing, breach of statutory obligation, fraud, constructive fraud, negligent misrepresentation, wrongful termination in violation of public policy, defamation, conversion, abuse of process, breach of fiduciary duty and negligence, seeking unspecified damages, an accounting, declaratory relief and certain injunctive relief. The causes of action arise out of alleged breaches of the respective employment agreements of Messrs. Ferry and Rees, alleged defamatory statements made by certain executive officers and directors of the Company about Messrs. Ferry and Rees, an alleged breach of fiduciary duty arising out of their status as limited partners in CIS Acquisition Partners, L.P. and the 1996 refinancing of the Company and alleged breaches of good faith and other duties owed to Messrs. Ferry and Rees by the Board of Directors of the Company in connection with the termination of their employment and the conduct of the business prior thereto. On or about August 29, 1997, the Company filed a motion to dismiss the first amended counter-complaint. This motion is currently pending before the Court. Discovery is continuing in the matter. The Company believes that it has valid defenses to all of the causes of action alleged in the first amended counter-complaint of Messrs. Ferry and Rees, and it intends to vigorously prosecute and defend this action. On or about September 22, 1997, Mr. Ferry filed an ex parte application for a temporary restraining order (the "Application") seeking an order prohibiting the Company and Lincolnshire Equity Fund, L.P. ("LEF"), from transferring, assigning, selling, pledging, encumbering, or hypothecating Mr. Ferry's Class B limited partnership interest in CIS Acquisition Partners, L.P. (the "Class B Interest") and from declaring that Mr. Ferry owes any payment or is in default under the terms of the $200,000 promissory note made by Mr. Ferry in favor of LEF. In 1994, Mr. Ferry borrowed $200,000 from LEF for the purpose of funding his purchase of his Class B Interest, and the note evidences that borrowing. The maturity date of the note was September 30, 1997 and, as of the date of this Prospectus, Mr. Ferry has not made payment to LEF. The note was secured by a pledge of Mr. Ferry's Class B Interest. On or about October 6, 1997, the Company and LEF filed their opposition to the Application. The court has not yet ruled on the Application. On November 21, 1997, Messrs. Ferry and Rees filed a motion for a preliminary injunction seeking to enjoin the offering being made hereby on the grounds, among others, that CIS Acquisition Partners, L.P., in which they claim to have an aggregate 18% limited partnership interest, breached fiduciary duties to them in connection with the refinancings described in the Prospectus under the heading "Certain Transactions," which resulted in the issuance of common stock to CSI Investment Partners II, L.P., and that these transactions constituted fraudulent conveyances. On December 1, 1997, the Company filed a motion with the court to oppose the requested injunction and to request an expedited hearing. On December 11, 1997, the Court denied Messrs. Ferry and Rees' motion for preliminary injunction on the ground that the claims upon which the motion for preliminary injunction were based had not been plead in Messrs. Ferry and Rees' first amended counter complaint. On December 15, 1997, Messrs. Ferry and Rees filed a motion for leave to amend their first amended counter complaint to include such claims and a second motion for a preliminary injunction which has been set for hearing on January 5, 1998. This motion was made on substantially the same grounds as the first motion, and seeks to enjoin the offering or, alternatively, to have a percentage of the offering proceeds set aside based upon Messrs. Ferry and Rees' purported partnership interest in CIS Acquisition Partners, L.P. The Company believes that the claims set forth against the Company in Messrs. Ferry and Rees' motion for preliminary injunction lack merit and that Messrs. Ferry and Rees are not entitled to injunctive relief. The Federal Action is at an early stage of proceedings; however, the Company presently believes that this action will not have a material adverse effect upon the Company or its financial condition or results of operations.


     The Company, among others, is a party to a lawsuit in the Superior Court for the State of California, County of Orange, against Steven Richards, James O. Saloma and Joyce Richards entitled Lincolnshire Equity Fund, L.P., et. al. v. Steven Richards, et. al., Case No. 781247 (the "State Court Action") which was instituted by the Company, Lincolnshire Equity Fund, L.P., a privately held Delaware limited partnership, and Lincolnshire Management, Inc. on or about July 2, 1997. The complaint in the State Court Action alleges causes of action for libel, slander of title, trade libel, intentional interference with contract, indemnity, breach of fiduciary duty, breach of contract and unjust enrichment. Messrs. Richards and Saloma were employees and officers of the Company whose employment was terminated for cause in September 1996. The complaint also alleges that Joyce Richards, Mr. Richards' wife, was an executive search consultant retained by the Company without disclosure of the conflict of interest (her relationship to an officer of the Company) to the Company's Board of Directors. On or about August 4, 1997, Messrs. Richards and Saloma filed a cross-complaint in the State Court Action asserting causes of action for breach of contract, breach of statutory obligations, indemnity, conversion and declaratory relief, all directed to issues concerning their compensation by the Company. The Company believes that it has valid defenses to all of the causes of action alleged in the cross-complaint, and it intends to vigorously prosecute and defend this action. The State Court Action is at an early stage of proceedings; however, the Company presently believes that this action will not have a material adverse effect upon the Company or its financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The directors, executive officers and key employees of the Company are as follows:

                NAME                   AGE                           POSITION
-------------------------------------  ---     -----------------------------------------------------
Thomas J. Maloney....................  44      Chairman and Director(1)
Charles Caudle.......................  68      Honorary Vice Chairman
David C. Thompson....................  42      President, Chief Executive Officer and Director
John Adams...........................  52      Executive Vice President, Member Services
Michael Cossel.......................  56      Executive Vice President, Operations
M. Gerard Keehan.....................  58      Executive Vice President, Marketing and Director
Vineet Pruthi........................  52      Executive Vice President and Chief Financial Officer
James M. Rothe.......................  55      Executive Vice President, Sales
Donald J. Shea, Jr. .................  39      Senior Vice President, New Products
C. Kenneth Clay......................  33      Director(2)
Nicholas Dunphy......................  49      Director(2)
William A. Hall......................  65      Director(1)

---------------
(1) Member of Compensation Committee of the Board of Directors.

(2) Member of Audit Committee of the Board of Directors.

     Thomas J. Maloney has served as a director of the Company since July 1995. In August 1996, Mr. Maloney was elected Chairman, President and Chief Executive Officer of the Company. He served as President and Chief Executive Officer of the Company until July 1997 and continues as Chairman of the Company. Mr. Maloney has been a Managing Director of Lincolnshire Management, Inc., since April 1993. Mr. Maloney is a founding partner of the law firm of Maloney, Mehlman & Katz, counsel to the Company and to CSI Partners II. See "Certain Transactions." From October 1994 to November 1994, Mr. Maloney was Vice President and Treasurer of Cybergenics Corporation, a Delaware corporation ("Cybergenics") engaged in the business of marketing nutritional supplements. In November 1994, Mr. Maloney was appointed Assistant Secretary and elected to the Board of Directors of Cybergenics. In August 1996, a petition under the Federal bankruptcy laws was filed by Cybergenics. Mr. Maloney holds a B.A. degree from Boston College and a J.D. from Fordham University.

     Charles Caudle has been Honorary Vice Chairman of the Company since July 1997. Prior to his appointment as Honorary Vice Chairman, Mr. Caudle served as Chief Operating Officer of the Company from August 1996 to December 1996 and as Executive Vice President and National Sales Manager of the Company from July 1995 to August 1996. From 1994 to 1996, Mr. Caudle served as Executive Vice President of MBNA in special sales. From 1984 to 1994, Mr. Caudle served in various operational and marketing management capacities at Visa, USA. Previously, he was Chief Executive Officer of Barnett Credit Services Corporation, the revolving credit arm of Barnett Banks of Florida. Mr. Caudle has served as a director of several industry groups. Mr. Caudle attended West Virginia University.

     David C. Thompson joined the Company in October 1996 as Chief Financial Officer. From November 1996 to July 1997, Mr. Thompson served as the Company's Chief Operating Officer. In July 1997, he was elected President and Chief Executive Officer of the Company. Mr. Thompson was elected a member of the Board of Directors in December 1996. Prior to joining the Company, Mr. Thompson served in various senior financial management positions, most recently as Senior Vice President and Chief Financial Officer of SafeCard Services, Inc., a subsidiary of the Ideon Group, from 1994 to 1996. From 1992 to 1994, Mr. Thompson was Vice President and Chief Financial Officer of the bank card division of Fidelity Investments. From 1983 to 1992, Mr. Thompson served in various senior financial management positions at American Express. Mr. Thompson began his career as a C.P.A. with Price Waterhouse from 1977 to 1983.

Mr. Thompson holds a B.S. degree in Accounting from Florida State University and an M.B.A. from New York University.

     John Adams joined the Company as Executive Vice President, Member Services, in October 1996. Prior to joining the Company, Mr. Adams worked in various senior operating positions in the credit industry, including for 16 years at TRW where he assisted in establishing the CIS Business with responsibility for developing systems, customer service and fulfillment capabilities, and two years at Equifax. From 1992 to 1996, Mr. Adams founded and operated a direct mail servicing company. Mr. Adams attended Claremont College.

     Michael Cossel has been Executive Vice President, Operations, of the Company since September 1996. Prior to joining the Company, from 1993 to 1994, he served as a management consultant with Coopers & Lybrand's Financial Advisory Services Group in the Washington, D.C. area. From 1988 to 1993, Mr. Cossel served as the Chief Financial Officer and Administrative Officer of Beverage Capital Corporation, a major Baltimore-based producer of private label and national brand beverages. Previously, Mr. Cossel performed the dual roles of Chief Financial Officer and Chief Operating Officer at Credit Card Services Corporation. Mr. Cossel has a B.S. degree in Economics from Villanova University and an M.B.A. from American University.

     M. Gerard Keehan has been Executive Vice President, Marketing, of the Company since January 1997, and a member of the Board of Directors of the Company since July 1997. Prior to that time, Mr. Keehan was Director of Marketing at TRW from 1985 to 1994, where he assisted in establishing the CIS Business. Prior to joining TRW, Mr. Keehan was Senior Vice President and Chief Administrative Officer for Transamerica Assurance in Southern California.

     Vineet Pruthi joined the Company in November 1996 as Chief Financial Officer. Prior to joining the Company, from 1991 to 1996, Mr. Pruthi was an independent consultant in financial, due diligence and international business matters. From 1982 to 1991, Mr. Pruthi served in various senior financial management positions, including as Chief Financial Officer at Murjani, a privately owned international group of companies. Mr. Pruthi is a Chartered Accountant and has an M.B.A. from Rutgers Graduate School of Management.

     James M. Rothe has been Executive Vice President, Sales, of the Company since 1995. From 1991 to 1995, Mr. Rothe was President of Membership Development Inc., which developed and sold the CreditWatch credit reporting service in partnership with Trans-Union Corporation. From 1986 to 1991, Mr. Rothe was Vice President of Sales for the CIS Business of TRW. Previously, Mr. Rothe was Regional Manager for Dun & Bradstreet in Southern California. Mr. Rothe attended the University of Nebraska.

     Donald J. Shea, Jr., has been Senior Vice President, New Products, of the Company since December 1996. From 1994 to 1996, Mr. Shea was Vice President, Client Services, of Eire Partners, Inc. From 1990 to 1994, while he was an Account Supervisor at DDB Needham Worldwide, Mr. Shea worked with many national consumer goods companies, such as Frito-Lay and S.C. Johnson Wax, advertising a variety of established products and services and launching new products. Mr. Shea holds a B.A. degree from Georgetown University and an M.B.A. from Northwestern University (Kellogg Graduate School of Management).

     C. Kenneth Clay has served as a director of the Company since September 1997. Mr. Clay is a Director of Lincolnshire Management, Inc., and has been employed at Lincolnshire since 1995. From 1992 to 1995, Mr. Clay was the Chief Financial Officer of LINQ Industrial Fabrics, Inc., a manufacturer and marketer of polypropylene-based industrial fabrics. Prior to that time, he was an officer of the Bank of New York Commercial Corporation. Mr. Clay is also an officer and director of Peripheral Computer Support, Inc., a company in which Lincolnshire Equity Fund, L.P., is indirectly the controlling shareholder. Mr. Clay holds a B.S. degree from Brigham Young University and an M.B.A. from The University of Texas at Austin.

     Nicholas Dunphy has served as a director of the Company since March 1997. Mr. Dunphy is the co-founder and managing partner of Canterbury Capital, LLC, which is the general partner of Canterbury Mezzanine Capital, L.P. Mr. Dunphy was employed by Barclays Bank from 1980 to 1995. Prior to founding the Barclays Mezzanine Group in 1989, Mr. Dunphy held a number of senior executive positions in Barclays

Project Finance, Utility and Leveraged Finance groups. Before joining Barclays, Mr. Dunphy qualified as a Chartered Accountant in Canada and subsequently spent five years with Toronto Dominion Bank. Mr. Dunphy received a B.Sc. degree from Manchester University in England and an M.B.A. from York University in Canada.

     William A. Hall has served as a director of the Company since July 1997. Mr. Hall is the President and Chief Executive Officer of Sight & Sound Distributing Company, an audio and video software distributor, having founded this company in 1984. Since 1988, Mr. Hall has also been the owner of W.A.H. Management/Consulting, consultants in strategic management to companies in the home entertainment industry. Since April 1993, Mr. Hall has also been Vice Chairman of, and a majority stockholder in, U.S. Animation, Inc., which provides digital colorization and composition of animation for feature films, television, commercials and interactive video games. Mr. Hall is a shareholder of Lincolnshire Management, Inc. Mr. Hall is also a director of 3DO, an international computer software company, Northward Press, a manufacturer of music software, and Chromium Graphics, a specialty printing company.

     The Company's Board of Directors currently consists of six directors. Each of the Company's directors serve three-year terms which are staggered to provide for the election of approximately one-third of the board members each year.

     The Board of Directors is divided into three classes, with two to three directors in each class. The Class I directors are Messrs. Clay and Hall, the Class II directors are Messrs. Thompson and Keehan, and the Class III directors are Messrs. Maloney and Dunphy. The terms of the Class I directors expire in 1998, the terms of the Class II directors expire in 1999, and the terms of the Class III directors expire in 2000. Directors hold office until their terms expire and their successors have been elected and qualified. Executive officers of the Company are appointed by, and serve at the discretion of, the Board of Directors. There are no family relationships among any of the directors or executive officers of the Company.

     Following completion of the offering, the Company's Board of Directors intends to appoint at least one additional director who will not be an officer or an employee of the Company or its affiliates and will be included among the Class II directors.

     Directors do not currently receive any fees for service on the Board of Directors, but are reimbursed for their expenses for each meeting attended.

EXECUTIVE COMPENSATION

     The following table summarizes all compensation paid to the Company's Chief Executive Officer and to the Company's five other most highly compensated executive officers other than the Chief Executive Officer whose total annual salary and bonus exceeded $100,000, for services rendered in all capacities to the Company during the fiscal year ended September 26, 1997.

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG-TERM
                                                    ANNUAL COMPENSATION           COMPENSATION
                                             ----------------------------------   ------------
                                                                      OTHER        RESTRICTED
                 NAME AND                                            ANNUAL          STOCK          ALL OTHER
            PRINCIPAL POSITION                SALARY     BONUS    COMPENSATION       AWARDS        COMPENSATION
-------------------------------------------  --------   -------   -------------   ------------     ------------
David C. Thompson..........................  $164,400        --         --             (2)           $ 63,952(3)
  President and Chief Executive Officer(1)
Charles Caudle.............................   250,000        --         --             (2)             33,478(3)
  Honorary Vice Chairman
Thomas J. Maloney..........................   240,000        --         --              --              3,000(5)
  Chairman(4)
Michael Cossel.............................   152,470        --         --             (2)             11,098
  Executive Vice President, Operations
James M. Rothe.............................   126,540   $32,225         --             (2)              1,807
  Executive Vice President, Sales
Vineet Pruthi..............................   124,808        --         --             (2)             18,284(5)
  Executive Vice President and Chief
  Financial Officer

---------------

(1) Mr. Thompson served as Chief Financial Officer of the Company from October 1996 to November 1996 and as Chief Operating Officer from November 1996 to July 1997.

(2) The officers named in the table above (other than Mr. Maloney) hold shares of restricted stock of the Company in the following amounts: Mr. Thompson, 278,090 shares; Mr. Caudle, 8,557 shares; Mr. Cossel, 64,175 shares; Mr. Rothe, 81,288 shares; and Mr. Pruthi, 124,071 shares. The shares are subject to the vesting provisions of Common Stock Agreements which provide that each of the above-named officer's shares vest in accordance with a schedule which provides that one-third of such interest vests in April 1998, an additional one-third vests in April 1999 and the remaining one-third vests in April 2000, contingent upon each individual's continued employment with the Company. The Company does not believe that these shares of restricted stock had any value in excess of the consideration payable by the named executive officers for such shares at the date of grant in October 1996. Based upon the assumed initial public offering price of $15.00 per share, the value of the restricted stock held by Messrs. Thompson, Caudle, Cossel, Rothe and Pruthi was $4,171,350, $128,355, $962,625, $1,219,320 and $1,861,065,
    respectively, at September 26, 1997. See "Certain Transactions."

(3) Includes relocation expenses consisting of selling expenses relating to the sale of their prior residences and temporary living costs for Mr. Thompson and Mr. Caudle in the amounts of $63,410 and $25,000, respectively, paid by the Company.

(4) Mr. Maloney served as Chief Executive Officer of the Company from August 1996 to July 1997.

(5) Includes temporary living expenses for Mr. Maloney and Mr. Pruthi in the amounts of $3,000 and $12,000, respectively, paid by the Company.

     The Company anticipates that it may increase the base salary of certain of the above-named executives during the 1998 fiscal year; however, the Company does not expect that in the aggregate such increases will materially increase the Company's general and administrative expenses in fiscal year 1998. Mr. Maloney's annual salary will be reduced to $150,000 per year following completion of this offering.

EMPLOYMENT AGREEMENTS

     The following summary descriptions of the material provisions of the employment agreements between the Company and the named executive officers are qualified in their entirety by reference to such agreements, a copy of each of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

     David C. Thompson, President and Chief Executive Officer, and the Company entered into an Employment Agreement dated as of May 9, 1997. Under this agreement, the Company has agreed to pay Mr. Thompson an annual base salary of $180,000, plus an annual bonus of $25,000. This agreement expires May 9, 2000. The Company may terminate the agreement earlier for cause without penalty or, without cause, upon payment of an amount equal to Mr. Thompson's base salary for the lesser of twelve months or the remainder of the employment term. Mr. Thompson has agreed not to compete with the Company during the employment term and for 18 months thereafter.

     Charles Caudle, Honorary Vice Chairman, and the Company entered into an Employment Agreement dated as of August 15, 1996. Under this agreement, the Company has agreed to pay Mr. Caudle an annual base salary of $250,000. This agreement expires August 15, 1999 and is automatically renewed for a one-year period unless either party provides the other with 60 days' written notice. The Company may terminate the agreement earlier for cause without penalty or, without cause, upon payment of an amount equal to Mr. Caudle's base salary for the lesser of twelve months or the remainder of the employment term. Mr. Caudle has agreed not to compete with the Company during the employment term and for two years thereafter.

     Michael Cossel, Executive Vice President, Operations, and the Company entered into a Letter Agreement dated August 16, 1995. Under this agreement, the Company has agreed to pay Mr. Cossel an annual salary of $140,000, plus an annual bonus of up to $45,000 based on the performance of the Company. The Company has agreed to pay to Mr. Cossel a severance package of up to one year's salary if he is terminated without cause, which severance may be extended another six months at the Company's discretion. Mr. Cossel has agreed not to compete with the Company in any manner for twelve months after any payment is made to him by the Company.

     James M. Rothe, Executive Vice President, Sales, and the Company entered into a Letter Agreement dated September 5, 1995 which was amended by memorandum on January 6, 1997. Under this agreement, as amended, the Company has agreed to pay Mr. Rothe an annual base salary of $140,000. In the event of termination without cause, twelve months salary and benefits will be paid.

     Vineet Pruthi, Executive Vice President and Chief Financial Officer, and the Company entered into an Employment Agreement dated as of December 3, 1996. Under this agreement, the Company has agreed to pay Mr. Pruthi an annual base salary of $155,000, plus an annual bonus of $25,000. The agreement expires December 2, 1999. The Company may terminate the agreement earlier for cause without penalty or, without cause, upon payment of an amount equal to Mr. Pruthi's base salary for the lesser of twelve months or the remainder of the employment term. Mr. Pruthi has agreed not to compete with the Company during the employment term and for two years thereafter.

     Each of the Employment Agreements with Messrs. Thompson, Caudle, Rothe and Pruthi contain provisions relating to bonuses in addition to those described above. Such bonuses are payable if, in the discretion of the Board of Directors, a bonus pool is established. The amount of the bonus pool, if any, and the amount to which each of the above-named officers may become entitled, if any, is to be determined annually in the sole discretion of the Board of Directors.

     In making such bonus determinations, the Board may consider various factors, such as the attainment of certain financial goals by the Company, including attainment of specified levels of operating cash flow, EBITDA, and number of memberships and other criteria such as improvement in management and administrative procedures and training of Company personnel that are related to each employee's respective employment responsibilities. As of the date of this Prospectus, no bonus pool for the Company's executive officers has been established by the Board of Directors and by reason of that fact and the contingencies to which these bonuses are subject, the Company cannot now determine the possible amount of any such bonus that the Board of Directors may award in the future.

STOCK OPTION PLAN

     The Company's 1997 Stock Option Plan (the "Stock Option Plan") was adopted by the Board of Directors and approved by the Company's stockholders in November 1997. Under the Stock Option Plan, a total of 800,000 shares of Common Stock have been reserved for issuance upon the exercise of stock options and related stock appreciation rights ("SARs"). The Company intends to grant options to purchase shares of Common Stock under the Stock Option Plan to Messrs. Maloney and Thompson (100,000 shares each), Rothe (75,000 shares), Pruthi (50,000 shares), and Caudle and Cossel (10,000 shares each) at an exercise price equal to the initial public offering price of the shares of Common Stock offered hereby. See "-- Executive Compensation." The following description of the material provisions of the Stock Option Plan is qualified in its entirety by reference to the Stock Option Plan, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

     The Stock Option Plan provides that the number of shares of Common Stock subject thereto and the number of outstanding stock options and their exercise prices are to be appropriately adjusted in the event of a reorganization, consolidation, reclassification, recapitalization, combination or exchange of shares of Common Stock, stock split, reverse split, stock dividend or rights offering. Shares of Common Stock allocated to options and/or SARs which have expired or been terminated may be reallocated to other options and/or SARs under such plan.

     Pursuant to the Stock Option Plan, the Company may grant (i) incentive stock options ("ISOs"), as that term is defined in the Internal Revenue Code of 1986, as amended (the "Code"), (ii) nonqualified stock options ("NSOs"), and
(iii) SARs to officers, directors and key employees of the Company. The Stock Option Plan provides for administration by the Board of Directors of the Company or by a Committee of the Board of Directors which selects the optionees, authorizes the grant of options and determines the exercise price and other terms of the options, including the vesting schedule thereof, if any, provided, however, that the vesting schedule will be no less than three years from the date of grant. Currently, the Stock Option Plan is administered by the Board of Directors, but the Stock Option Plan provides that it may be administered by a

Compensation Committee or another committee established in the future by the Board of Directors for that purpose.

     The per share exercise price of each ISO granted under the Stock Option Plan must be at least 100% of the fair market value of a share of Common Stock (and not less than 110% of the fair market value in the case of any optionee of an ISO who beneficially owns more than 10% of the total combined voting power of the Company) on the date such option is granted. The Stock Option Plan provides that the per share exercise price of an NSO must be at least 85% of the fair market value of a share of Common Stock on the date such option is granted. Each option granted under the Stock Option Plan may be exercisable for a period determined by the Board of Directors or the Committee administering the Stock Option Plan, not to exceed ten years (or five years in the case of any optionee of an ISO who beneficially owns more than 10% of the total combined voting power of the Company) from the date of grant. Options issued under the Stock Option Plan will be exercisable as the Committee administering such plan may determine, but in no event shall an option be exercisable after the tenth anniversary of the date of grant.

     ISOs granted under the Stock Option Plan are non-transferable, except upon death, by will or by operation of the laws of descent and distribution, and may be exercised during the employee's lifetime only by the optionee. The aggregate fair market value of the stock with respect to which ISOs are exercisable for the first time by an employee during any calendar year (under all such plans of the Company and any parent and subsidiary companies of the Company) may not exceed $100,000.

     Options granted under the Stock Option Plan may be exercised within twelve months after the date of an optionee's termination of employment by reason of his death or disability, or within 90 days after the date of termination by reason of retirement, voluntary termination approved by the Board of Directors or involuntary termination by the Company other than for Cause (as defined in the Stock Option Plan), but, in any such case, not later than the expiration date of such option and only to the extent the option was otherwise exercisable at the date of termination. In the event an optionee's employment is terminated by the Company for Cause or voluntarily terminated by the optionee without the approval of the Board of Directors, such optionee's option shall terminate immediately upon the date of such termination.

     The Stock Option Plan also provides for the grant of SARs, which may be granted on a stand-alone basis or in tandem with stock options, which may be surrendered to the Company in exchange for cash, shares of Common Stock or a combination thereof, as determined by the Committee administering the Stock Option Plan, having a value equal to the dollar amount obtained by multiplying
(x) the number of shares subject to the surrendered SAR or option by (y) the amount by which the fair market value per share of Common Stock exceeds the exercise price per share specified in the agreement governing the surrendered SAR or option.

     The Stock Option Plan expires on November 21, 2007 unless terminated earlier by the Board of Directors. The Stock Option Plan is subject to amendment by the Board of Directors without stockholder approval, except that no amendment which increases the maximum aggregate number of shares which may be issued under the Stock Option Plan or changes the class of eligible participants in the Stock Option Plan will be effective without the approval of the stockholders of the Company. The Board of Directors may terminate the Stock Option Plan at any time.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company has adopted provisions in its Amended and Restated Certificate of Incorporation that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law ("Delaware Law"). Delaware Law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liability (i) for any breach of their duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided in
Section 174 of the Delaware Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     The Company's Amended and Restated Certificate of Incorporation and ByLaws also provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the Delaware Law. The Company has entered into separate indemnification agreements with its directors and officers that could require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Company believes that the limitation of liability provision in its Certificate of Incorporation and the indemnification agreements will facilitate the Company's ability to continue to attract and retain qualified individuals to serve as directors and officers of the Company.

                              CERTAIN TRANSACTIONS

     The Company believes that all of the transactions described under this caption were entered into or effected upon terms no less favorable to the Company than could have been obtained from unaffiliated third parties in similar circumstances. In addition, the Company has adopted the policy that future transactions between the Company and its directors, officers, principal stockholders and affiliates or entities with which they are affiliated will require approval by a majority of the disinterested members of the Company's Board of Directors.

     In October 1994, CIS Acquisitions Partners, L.P., a Delaware limited partnership ("CIS Acquisition Partners"), invested $4.0 million in the Company in connection with the acquisition by the Company of its credit information and monitoring direct marketing business from TRW. In consideration of that investment, the Company issued 21,445 shares of Common Stock to CIS Acquisition Partners. At the time of the Acquisition, certain former members of management purchased minority limited partnership interests in CIS Acquisition Partners. See "Business -- Legal Proceedings."

     Pursuant to the terms of agreements reached in October 1996, a group of eleven officers and key employees of the Company were granted indirect contingent equity interests in the Company aggregating a 10% interest in the Company. In November 1997, these indirect contingent equity interests were restructured so that shares of restricted stock in the Company were granted in exchange for the indirect equity interests previously granted. The shares remain subject to vesting conditions of Common Stock Agreements which provide that each of such officer's shares vest in accordance with a schedule which provides that one-third of such shares vest in April 1998, an additional one-third vest in April 1999, and the remaining one-third vest in April 2000, contingent upon such individual's continued employment with the Company. Assuming full vesting of all such shares for all of the eleven individuals, the number of restricted shares that would be distributed would be 855,662. In addition, each of the eleven officers and key employees will execute a recourse promissory note in consideration of his respective equity interest. The promissory notes are payable to CSI Partners II and aggregate $660,000 in principal amount ($214,500 for Mr. Thompson, $6,600 for Mr. Caudle, $49,500 for Mr. Cossel, $62,700 for Mr. Rothe, and $95,700 for Mr. Pruthi). The promissory notes bear interest at 6.64% per annum and are payable annually. The notes mature on May 1, 2000. See "Management -- Executive Compensation."

     From November 1996 through January 1997, CSI Partners II invested a total of $3.0 million in the Company in consideration of the issuance by the Company of 3,000 shares of Series A Cumulative Preferred Stock (the "Series A Preferred Stock") and warrants to acquire 2,123,072 shares of its Common Stock. In March 1997, as a condition of a $3.0 million subordinated loan to the Company made by Canterbury Mezzanine Capital, L.P., a Delaware limited partnership ("Canterbury Capital"), CSI Partners II exchanged its 3,000 outstanding shares of Series A Preferred Stock for 6,433,550 shares of the Company's Common Stock and exercised its warrants (at a nominal exercise price aggregating $1,000) for 2,123,072 shares of Common Stock.

     In January 1997, in connection with the refinancing of the Company's then outstanding senior secured indebtedness, Lincolnshire Equity Fund, L.P., a privately held Delaware limited partnership ("LEF"), agreed, subject to certain conditions, to make available to the Company up to $4.25 million in additional capital through the purchase of additional debt or equity securities of the Company by not later than April 30, 1998. The Company's right to require such additional investment by LEF was assigned by the Company to its senior secured bank lender. The Company's senior lender will relinquish its right to cause LEF to make that additional investment, and the corresponding securities purchase agreement between the Company and LEF pertaining to such investment will be cancelled, upon the repayment of the outstanding term debt owed by the Company to that senior lender from the proceeds of this offering. See "Use of Proceeds."

     In March 1997, as a condition to the subordinated loan made by Canterbury Capital to the Company, LEF also agreed that, subject to certain triggering events, it would purchase additional shares of Common Stock for up to $1.5 million. That commitment on the part of LEF was assigned by the Company to Canterbury Capital, but Canterbury Capital will relinquish the right to cause LEF to purchase such additional shares upon the repayment by the Company of the outstanding subordinated loan owing to Canterbury Capital at the time of completion of this offering, and the corresponding agreement between the Company and LEF to purchase these additional shares of Common Stock will thereupon be cancelled. See "Use of Proceeds."

     In connection with its $3.0 million subordinated loan to the Company in March 1997, Canterbury Capital acquired warrants to purchase a total of 1,038,600 shares of Common Stock of the Company. The warrants were subject to customary anti-dilution provisions and were exercisable at a nominal price. In September 1997, Canterbury Capital exercised all of those warrants and thereby purchased 1,038,600 shares of Common Stock, of which 527,770 shares are being sold by Canterbury Capital in the offering being made hereby. Canterbury Capital has agreed that Lincolnshire Management, Inc. ("LMI"), an affiliate of LEF which renders management consulting services to business entities in which LEF invests, including the Company, shall receive 25% of any cash proceeds exceeding $3.0 million derived by Canterbury Capital from the sale of its shares of Common Stock in this offering, and that it shall assign and transfer to LMI 25% of the 510,830 shares of Common Stock of the Company (or 127,708 shares assuming no exercise of the Underwriters' over-allotment option) which will be retained by Canterbury Capital after consummation of the offering made hereby. See "Principal and Selling Stockholders."

     Eighty-five percent of the total outstanding limited partnership interests of CIS Acquisition Partners, and 100% of the total outstanding limited partnership interests of CSI Partners II, are held by LEF which invests in various business entities through investment partnerships or other entities. LEF also indirectly holds the equity interests in the general partners of both of these partnerships. Thomas J. Maloney, Chairman of the Board of the Company, C. Kenneth Clay, a director of the Company, and William A. Hall, a director of the Company, are all limited partners of LEF. Mr. Maloney is an officer and director of (i) the corporate general partner of LEF, (ii) Credentials G.P. (which is the corporate general partner of Credentials G.P., L.P., which is in turn the general partner of CIS Acquisition Partners), and (iii) Credentials II G.P., Inc. (which is the corporate general partner of Credentials II G.P., L.P., which is in turn the general partner of CSI Partners II), and holds direct and indirect equity interests in each of these partnerships and corporations. Mr. Maloney is an officer and director and a stockholder in LMI. Mr. Hall is a stockholder in LMI, and Mr. Clay is an employee of LMI. Messrs. Hall and Maloney's stock holdings in LMI each constitute less than 10% of the total issued and outstanding capital stock of LMI.

     In October 1994, LMI was paid $1.25 million by the Company for professional services related primarily to the negotiations of the acquisition from TRW, the negotiation of senior bank debt agreements and the negotiation of the subordinated debt agreement. Since October 1994, the Company has been a party to a consulting agreement with LMI, an affiliate of the limited partnerships which own the outstanding Common Stock of the Company (the "Consulting Agreement"). Pursuant to this agreement, as amended in December 1996, LMI has rendered and is rendering management and financial consulting services to the Company. These services have included assisting the Company in refinancing and reorganizing its operations during the past year. For its services, the Company paid LMI annual consulting fees and expenses of $259,000 in fiscal year 1995, $368,000 in fiscal year 1996 and $300,000 in fiscal year 1997. During the first quarter of the Company's 1998 fiscal year, the Company has paid fees and reimbursed expenses in the aggregate amount of $136,000 to LMI under the Consulting Agreement. The Company and LMI have agreed that the Consulting Agreement will terminate upon consummation of the offering made hereby. In addition to the fees it received under the Consulting Agreement, in March 1997 LMI was paid $300,000 by the Company for professional services relating primarily to the negotiation of the senior bank debt and subordinated loan agreements.

     Mr. Maloney is a partner of the law firm of Maloney, Mehlman & Katz, which has rendered legal services to the Company. Fees accrued and paid by the Company to Maloney, Mehlman & Katz for legal services during the Company's 1997 fiscal year aggregated approximately $261,000. It is anticipated that Maloney, Mehlman & Katz will continue to render legal services to the Company in the future. Mr. Maloney holds indirect limited partnership interests in CSI Partners II, the principal stockholder in the Company. See "Principal and Selling Stockholders."

     For information concerning indemnification of directors and officers, see "Management -- Limitation of Liability and Indemnification Matters."

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of November 21, 1997, and as adjusted to reflect the sale by the Company and the Selling Stockholders of the shares offered hereby (assuming no exercise of the Underwriters' over-allotment option), by: (i) each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each of the Company's directors and officers named in the Summary Compensation Table set forth under "Management" and (iii) all directors and executive officers of the Company, as a group.

                                               SHARES                                       SHARES
                                            BENEFICIALLY                                 BENEFICIALLY
                                            OWNED PRIOR                                  OWNED AFTER
                                            TO OFFERING             NUMBER OF              OFFERING
                                       ----------------------        SHARES         ----------------------
                                        NUMBER     PERCENTAGE     BEING OFFERED      NUMBER     PERCENTAGE
                                       ---------   ----------     -------------     ---------   ----------
CSI Investment Partners II,
  L.P.(1)(2).........................  7,700,960      80.1%         3,922,230       3,778,730      35.4%
Canterbury Mezzanine Capital,
  L.P.(3)............................  1,038,600      10.8            527,770         510,830       4.8
David C. Thompson(4).................    278,090       2.9                 --         278,090       2.6
Charles Caudle(4)....................      8,557         *                 --           8,557         *
Thomas J. Maloney(2).................  7,700,960      80.1          3,922,230       3,778,730      35.4
Michael Cossel(4)....................     64,175         *                 --          64,175         *
James M. Rothe(4)....................     81,288         *                 --          81,288         *
Vineet Pruthi(4).....................    124,071       1.3                 --         124,071       1.2
All executive officers and directors
  as a group (11 persons)(4).........    855,662       8.9                 --         855,662       8.0
                                          ------     -----

---------------
 *  Indicates less than one percent.

(1) Consists of 7,700,960 shares of Common Stock held by CSI Investment Partners II, L.P. Credentials II G.P., L.P. is the managing general partner of CSI Investment Partners II, L.P. For a description of the relationship between CSI Investment Partners II, L.P. and the Company, see "Certain Transactions." The sole limited partner of Credentials II G.P., L.P. is Lincolnshire Equity Fund, L.P. ("LEF"). The general partner of Credentials II G.P., L.P. is Credentials II G.P., Inc., a corporation which is wholly-owned by LEF. The general partner of LEF is Lincolnshire Equity Partners, L.P., a limited partnership, the general partner of which is Lincolnshire Equity, Inc., a corporation the officers and directors of which are Steven J. Kumble (Chairman, President and Director), William F. Wolffer, Jr. (Senior Vice President, Treasurer and Director), Thomas J. Maloney (Vice President, Secretary and Director) and Peter B. Van Raalte (Vice President, Assistant Secretary and Director). The address for CSI Investment Partners II, L.P. is c/o Lincolnshire Management, Inc., 780 Third Avenue, 45th Floor, New York, N.Y. 10017.

(2) By reason of the fact that Mr. Maloney is an officer and director of Credentials II G.P., Inc., the general partner of Credentials II G.P., L.P., which is the general partner of CSI Investment Partners II, L.P., he may be deemed to be a beneficial owner (by reason of having shared voting and dispositive power) of the number of shares of Common Stock of the Company held by CSI Investment Partners II, L.P. In addition, Mr. Maloney has indirect limited partnership interests in CSI Investment Partners II, L.P.

(3) Includes 1,038,600 shares of Common Stock issued upon the exercise in September 1997 of warrants held by Canterbury Mezzanine Capital, L.P. Canterbury Capital has agreed that LMI shall receive 25% of any cash proceeds exceeding $3.0 million derived by Canterbury Capital from the sale of its shares of Common Stock in this offering, and that it shall assign and transfer to LMI 25% of the 510,830 shares of Common Stock of the Company (or 127,708 shares) which will be retained by Canterbury Capital after consummation of the offering made hereby. Canterbury Capital LLC, is the managing general partner of Canterbury Mezzanine Capital, L.P. For a description of the relationship between Canterbury Mezzanine Capital, L.P. and the Company, see "Certain Transactions." The address for Canterbury Mezzanine Capital, L.P. is 600 Fifth Avenue, 23rd Floor, New York, N.Y. 10020.

(4) The officers named in the table above (other than Mr. Maloney) hold shares of restricted stock in the amounts reflected in the table. The shares are subject to the vesting provisions of Restricted Stock Agreements which provide that each of the officer's shares vest in accordance with a schedule which provides that one-third of such shares vest in April 1998, an additional one-third vest in April 1999, and the remaining one-third vest in April 2000, contingent upon such individual's continued employment with the Company. See "Certain Transactions."

                          DESCRIPTION OF CAPITAL STOCK

     Upon the closing of this offering, the authorized capital stock of the Company will consist of 20,000,000 shares of Common Stock, $.01 par value, and 5,000,000 shares of Preferred Stock, $.10 par value. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Amended and Restated Certificate of Incorporation of the Company and the Bylaws of the Company, a copy of each of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

     As of November 21, 1997, there were 9,616,667 shares of Common Stock outstanding held by 14 stockholders of record.

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of Common Stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Subject to preferences that may be applicable to any then outstanding Preferred Stock and applicable law, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to such stockholders after the payment or the provision for payment of all debts and other liabilities of the Company and the preferential amounts to which the holders of any outstanding shares of Preferred Stock shall be entitled. Holders of Common Stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors has the authority, without further action by the stockholders, to issue from time to time additional Preferred Stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of such Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, purchase funds and other matters. The issuance of additional Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock or adversely affect the rights and powers, including voting rights, of the holders of Common Stock, and may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue additional shares of Preferred Stock.

REGISTRATION RIGHTS

     The outstanding shares of Common Stock owned by CSI Partners II and Canterbury Capital (other than the shares being offered by such parties pursuant to this Prospectus) are not registered under the Securities Act, and, accordingly, may not be re-offered or re-sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements under the Securities Act. Under a Registration Rights Agreement among the Company, CSI Partners II and Canterbury Capital (the "Registration Rights Agreement"), any Holder (as defined below) of the Common Stock has the right to request that the Company register their restricted shares of Common Stock and any Common Stock which may be issued or distributed in respect thereof by way of recapitalization, reclassification, stock dividend, stock split or other distribution ("Registrable Securities"). Any stockholder or group of stockholders owning, in the aggregate, at least 33% of the number of Registrable Securities then outstanding has the right, after June , 1998, to require the Company to use its best efforts to register these securities for resale under the Securities

Act by filing up to two registration statements with the Securities and Exchange Commission; provided, however, that the Company shall not be required to file such a registration statement if the number of shares for which such a demand is made does not equal or exceed 500,000 shares. In addition, the Company has agreed to include in unlimited incidental ("piggyback") registrations shares of Common Stock held by CSI Partners II and Canterbury Capital or by any transferee of the registration rights as permitted under the Registration Rights Agreement (any of which is a "Holder"), provided that the number of shares of Common Stock that such Holder requests to be included is not less than 100,000. If the Company qualifies for the use of Form S-3 as promulgated by the Securities and
Exchange Commission, then at any time after          , 199 any Holder has the
right to cause the Company to use its best efforts to effect a registration of at least 250,000 shares of the Registrable Securities on behalf of such Holder and other Holders. The registration rights are assignable by any Holder to any transferee acquiring at least 50% of such assigning Holder's Registrable Securities. The Company will pay all registration expenses in connection with each registration of Registrable Securities pursuant to the Registration Rights Agreement. See "Risk Factors -- Shares Eligible for Future Sale; Registration Rights" and "Shares Available for Future Sale."

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

     The Company's Amended and Restated Bylaws (the "Bylaws") provide that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing, and requires reasonable advance notice by a stockholder of a proposal or director nomination which such stockholder desires to present at any annual or special meeting of stockholders. Special meetings of the stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or, if none, the President of the Company or by the Board of Directors. The Company's Amended and Restated Certificate of Incorporation (the "Charter") provides for a classified Board of Directors, and that members of the Board of Directors may be removed only for cause upon the affirmative vote of holders of at least two-thirds of the shares of capital stock of the Company entitled to vote. In addition, shares of the Company's Preferred Stock may be issued in the future without stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future. The Company has no present plans to issue any shares of Preferred Stock.

     Furthermore, the Company is subject to the anti-takeover provisions of
Section 203 of the Delaware General Corporation Law which prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner or meets other criteria. These provisions, and other provisions of the Charter, may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests. See "Risk Factors -- Anti-Takeover Provisions."

TRANSFER AGENT AND REGISTRAR

     The Company has appointed LaSalle National Bank, Chicago, Illinois, as the Transfer Agent and Registrar for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for the Common Stock of the Company, and no predictions can be made regarding the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to certain contractual and legal restrictions on resale. Nevertheless, sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price.

     Upon completion of this offering, the Company will have outstanding 10,666,667 shares of Common Stock. The 5,500,000 shares of Common Stock being sold hereby will be freely tradable (other than by an "affiliate" of the Company as such term is defined in the Securities Act) without restriction or registration under the Securities Act. All remaining shares were issued and sold by the Company in private transactions ("Restricted Shares") and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144.

     The Company's directors, executive officers and certain stockholders, who after completion of the offering made hereby (and assuming no exercise of the Underwriters' over-allotment option) will collectively hold an aggregate of 5,166,667 shares of Common Stock, have agreed pursuant to certain agreements that they will not sell any Common Stock owned by them without the prior written consent of PaineWebber Incorporated for a period of 180 days from the date of this Prospectus (the "Lock-Up Period"). Following the expiration of the Lock-Up Period, approximately 4,596,225 shares of Common Stock will be available for sale in the public market subject to the volume limitations and other provisions of Rule 144. Of the remaining shares, 285,221 shares will be available for sale in each of April 1999 and April 2000, upon vesting of the restricted stock held by management. See "Certain Transactions" and "Underwriting."

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, an affiliate of the Company, or a holder of Restricted Shares who beneficially owns shares that were not acquired from the Company or an affiliate of the Company within the previous one year, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 106,667 shares immediately after this offering), or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. However, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who beneficially owns Restricted Shares is entitled to sell such shares under Rule 144(k) without regard to the limitations described above; provided that at least two years have elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company. The foregoing is a summary of Rule 144 and is not intended to be a complete description of it.

     The Company intends to file a registration statement on Form S-8 covering the shares underlying the options available for grant under the Company's 1997 Stock Option Plan. See "Management -- Stock Option Plan."

                                  UNDERWRITING

     The Underwriters named below, acting through PaineWebber Incorporated and Hambrecht & Quist LLC (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement by and among the Company, the Selling Stockholders and the Representatives (the "Underwriting Agreement"), to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to the Underwriters 1,050,000 shares and 4,450,000 shares, respectively, of the Company's Common Stock, which in the aggregate equals the number of shares of Common Stock set forth opposite the names of such Underwriters below:

                                                                            NUMBER OF
                                   UNDERWRITER                               SHARES
        ------------------------------------------------------------------  ---------
        PaineWebber Incorporated..........................................
        Hambrecht & Quist LLC.............................................

                  Total...................................................  5,500,000
                                                                            =========

     The Underwriting Agreement provides that the obligation of the Underwriters to purchase all of the shares of Common Stock is subject to certain conditions. The Underwriters are committed to purchase, and the Company and the Selling Stockholders are obligated to sell, all of the shares of Common Stock offered by this Prospectus, if any of the shares of Common Stock being sold pursuant to the Underwriting Agreement are purchased.

     The Company and the Selling Stockholders have been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain securities dealers at such price less a
concession not in excess of $     per share. The Underwriters may allow, and
such dealers may re-allow, a discount not in excess of $     per share. After
the initial public offering, the public offering price and the concessions and discounts may be changed by the Representatives.

     The Selling Stockholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 825,000 additional shares of Common Stock at the public offering price less the underwriting discount and commissions set forth on the cover page of this Prospectus. The Underwriters may exercise such option only to cover over-allotments in the sale of the shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the percentage of shares of Common Stock that each such Underwriter is obligated to purchase pursuant to the Underwriting Agreement and as shown in the table set forth above.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company, its directors and executive officers and certain stockholders have agreed not to offer, sell, contract to sell or grant any option to purchase or otherwise dispose of any shares of Common Stock owned by them prior to the expiration of 180 days from the date of this Prospectus, except (i) for shares of Common Stock offered hereby, (ii) with the prior written consent of PaineWebber Incorporated; and (iii) in the case of the Company, for the issuance of shares of Common Stock upon the exercise of options or the grant of options to purchase shares of Common Stock.

     Prior to the offering, there has been no established trading market for the shares of Common Stock. The initial public offering price for the Common Stock offered hereby has been determined by negotiation among the Company, the Selling Stockholders and the Underwriters. Among the factors considered in making such determination were the history of and the prospects for the industry in which the Company competes, an assessment of the Company's management, the past and present operations of the Company, the historical results of operations of the Company and the trend of its revenues and earnings, the prospects for future earnings of the Company, the general condition of the securities markets at the time of the offering, the prices of similar securities of generally comparable companies and other relevant factors. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the offerings at or above the initial public offering price.

     In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with this offering, creating a short position in the Common Stock for their own account. In addition, to cover overallotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of the Common Stock in the open market. The Underwriters may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in transactions to cover their short positions, in stabilization transactions or otherwise. Finally, the Underwriters may bid for, and purchase, shares of the Common Stock in market making transactions and impose penalty bids. These activities may stabilize or maintain the market price of the Common Stock above market levels that might otherwise prevail. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Common Stock offered hereby will be passed upon for the Company by Maloney, Mehlman & Katz, New York, New York, counsel to the Company and to CSI Partners II. Certain other legal matters will be passed upon for the Company by Pillsbury Madison & Sutro LLP, New York, New York, special securities counsel to the Company, and for the Underwriters by Shearman & Sterling, San Francisco, California. Thomas J. Maloney, Chairman of the Board of the Company, is a partner of Maloney, Mehlman & Katz, and Mr. Maloney holds indirect beneficial equity interests in the Company's Common Stock.

                                    EXPERTS

     The financial statements of Credentials Services International, Inc. at September 27, 1996 and September 26, 1997 and for each of the three years in the period ended September 26, 1997 included in this Prospectus have been audited by Coopers & Lybrand L.L.P., independent public accountants, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement, exhibits and schedules. Statements contained in this Prospectus regarding the contents of any contract or other document are not necessarily complete; with respect to each such contract or document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. A copy of the Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material may be obtained from such office upon payment of the fees prescribed by the Commission.

     In addition, the Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                    CREDENTIALS SERVICES INTERNATIONAL, INC.

                       INDEX TO THE FINANCIAL STATEMENTS

Report of Independent Accountants......................................................   F-2
Balance Sheets as of September 27, 1996 and September 26, 1997.........................   F-3
Statements of Operations for the fiscal years ended September 30, 1995, September 27,
  1996, and September 26, 1997.........................................................   F-4
Statements of Stockholders' Equity for the fiscal years ended September 30, 1995,
  September 27, 1996, and September 26, 1997...........................................   F-5
Statements of Cash Flows for the fiscal years ended September 30, 1995, September 27,
  1996 and September 26, 1997..........................................................   F-6
Notes to Financial Statements..........................................................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
of Credentials Services International, Inc.

We have audited the accompanying balance sheets of Credentials Services International, Inc. (the "Company") as of September 27, 1996 and September 26, 1997, and the related statements of operations, accumulated deficit, and cash flows for the years ended September 30, 1995, September 27, 1996 and September 26, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in these financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Credentials Services International, Inc. as of September 27, 1996 and September 26, 1997, and the results of its operations and its cash flows for the years ended September 30, 1995, September 27, 1996 and September 26, 1997 in conformity with generally accepted accounting principles.

                                             /s/ COOPERS & LYBRAND L.L.P.

                                          --------------------------------------

Los Angeles, California
November 4, 1997
(except for Note 15
as to which the date
is November 21, 1997)

                    CREDENTIALS SERVICES INTERNATIONAL, INC.

                                 BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                     ASSETS


                                                                       SEPTEMBER 27,   SEPTEMBER 26,
                                                                           1996            1997
                                                                       -------------   -------------
Current assets
  Cash and cash equivalents...........................................    $ 1,613        $     413
  Accounts receivable, net of allowance for uncollectible accounts of
     $147 (1996) and $459 (1997)......................................        707            2,070
  Current portion of deferred member solicitation costs and related
     commissions......................................................      5,826           10,512
  Prepaid member solicitation costs...................................        766            5,627
  Other...............................................................        184              174
                                                                          -------         --------
          Total current assets........................................      9,096           18,796
                                                                          -------         --------
Deferred member solicitation costs and related commissions, net of
  current portion.....................................................         --            5,278
Property and equipment, net of accumulated depreciation of $381 (1996)
  and $1,092 (1997)...................................................      3,265            4,579
Purchased memberships, net of accumulated amortization of $4,265
  (1996) and $6,418 (1997)............................................      7,581            5,428
Goodwill, net of accumulated amortization of $1,063 (1996) and $1,594
  (1997)..............................................................      6,909            6,378
Deferred financing costs, net of accumulated amortization of $467
  (1996) and $708 (1997)..............................................        701              953
                                                                          -------         --------
          Total assets................................................    $27,552        $  41,412
                                                                          =======         ========
                               LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities
  Accounts payable....................................................    $ 5,671        $   7,674
  Accrued expenses....................................................      3,295            5,805
  Current portion of note payable to bank.............................      2,200            4,420
  Current portion of deferred revenue.................................     21,074           22,791
  Current portion of capital lease obligations........................        222              367
                                                                          -------         --------
          Total current liabilities...................................     32,462           41,057
                                                                          -------         --------
Deferred revenue, net of current portion..............................      9,205            9,266
Capital lease obligations, net of current portion.....................        265              145
Note payable to bank, net of current portion..........................      6,850            4,900
Subordinated notes payable............................................      3,000            5,826
                                                                          -------         --------
          Total liabilities...........................................     51,782           61,194
                                                                          =======         ========
Stockholders' deficit
  Series A Cumulative Preferred Stock, par value $0.10 per share;
     5,000,000 shares authorized; no shares issued or outstanding.....         --               --
  Common stock, par value $.01 per share; 20,000,000 (1997) shares authorized; 21,445 (1996), 9,616,667 (1997) shares issued and
     outstanding......................................................          1               96
  Additional paid-in capital..........................................      3,999            7,104
  Accumulated deficit.................................................    (28,230)         (26,982)
                                                                          -------         --------
          Total stockholders' deficit.................................    (24,230)         (19,782)
                                                                          -------         --------
          Total liabilities and stockholders' deficit.................    $27,552        $  41,412
                                                                          =======         ========


   The accompanying notes are an integral part of these financial statements.

                    CREDENTIALS SERVICES INTERNATIONAL, INC.

                            STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                     FOR THE YEARS ENDED
                                                      -------------------------------------------------
                                                      SEPTEMBER 30,     SEPTEMBER 27,     SEPTEMBER 26,
                                                          1995              1996              1997
                                                      -------------     -------------     -------------
REVENUES
  Membership fees...................................   $    12,540       $    24,556       $    38,039
OPERATING EXPENSES
  Marketing.........................................         4,854            22,605            14,197
  Membership servicing..............................         4,128            12,999            10,852
  General and administrative........................         8,102            10,214            10,135
                                                           -------          --------          --------
          Total operating expenses..................        17,084            45,818            35,184
                                                           -------          --------          --------
Operating income (loss).............................        (4,544)          (21,262)            2,855
  Interest expense..................................         1,239             1,185             1,455
                                                           -------          --------          --------
Income (loss) before provision for income taxes and
  extraordinary item................................        (5,783)          (22,447)            1,400
Provision for income taxes..........................            --                --                61
                                                           -------          --------          --------
Income (loss) before extraordinary item.............        (5,783)          (22,447)            1,339
Extraordinary item: Loss on early extinguishment of
  debt, net of income tax benefit of $61............            --                --                91
                                                           -------          --------          --------
Net income (loss)...................................   $    (5,783)      $   (22,447)      $     1,248
                                                           =======          ========          ========
Earnings per common and common equivalent share:
  Income (loss) before extraordinary item...........         (0.60)            (2.33)             0.14
                                                           -------          --------          --------
  Extraordinary item................................            --                --             (0.01)
                                                           -------          --------          --------
  Net income (loss).................................   $     (0.60)      $     (2.33)      $      0.13
                                                           =======          ========          ========
Weighted average common and common equivalent
  shares............................................     9,616,667         9,616,667         9,616,667
                                                           =======          ========          ========

   The accompanying notes are an integral part of these financial statements.

                    CREDENTIALS SERVICES INTERNATIONAL, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                SERIES A        COMMON
                                          COMMON STOCK       PREFERRED STOCK    STOCK     ADDITIONAL
                                       -------------------   ---------------   PURCHASE    PAID-IN     ACCUMULATED
                                         SHARES     AMOUNT   SHARES   AMOUNT   WARRANTS    CAPITAL       DEFICIT      TOTAL
                                       -----------  ------   ------   ------   --------   ----------   -----------   --------
For the years ended September 30,
1995
and September 27, 1996:
-------------------------------------
  Issuance of common stock...........       21,445   $  1                                  $  3,999                  $  4,000
  Net loss...........................                                                                   $  (5,783)     (5,783)
                                         ---------                                                       --------    --------
  Balances at September 30, 1995.....       21,445      1                                     3,999        (5,783)     (1,783)
  Net loss...........................                                                                     (22,447)    (22,447)
                                                                                                          --------   --------
  Balances at September 27, 1996.....       21,445      1                                     3,999       (28,230)    (24,230)
                                         ---------                                           ------      --------    --------
For the year ended September 26,
1997:
-------------------------------------
  Issuance of preferred stock and
    common stock purchase warrant....                         3,000    $  1     $    1        2,998                     3,000
  Exercise of common stock purchase
    warrant..........................    2,123,072     21                           (1)         (20)
  Issuance of common stock in
    exchange for preferred stock.....    6,433,550     64    (3,000)     (1)                    (63)
  Issuance of common stock purchase
    warrant in connection with
    subordinated note payable........                                              200                                    200
  Exercise of common stock purchase
    warrant..........................    1,038,600     10                         (200)         190
  Net income.........................                                                                       1,248       1,248
                                         ---------    ---    ------     ---      -----       ------      --------    --------
Balances at September 26, 1997.......    9,616,667   $ 96        --      --     $   --     $  7,104     $ (26,982)   $(19,782)
                                         =========    ===    ======     ===      =====       ======      ========    ========

   The accompanying notes are an integral part of these financial statements.

                    CREDENTIALS SERVICES INTERNATIONAL, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                  FOR THE YEAR ENDED
                                                                   -------------------------------------------------
                                                                   SEPTEMBER 30,     SEPTEMBER 27,     SEPTEMBER 26,
                                                                       1995              1996              1997
                                                                   -------------     -------------     -------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)................................................    $  (5,783)        $ (22,447)        $   1,248
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
  Membership solicitation and other deferred costs...............      (10,181)          (22,889)          (22,731)
  Amortization of membership solicitation and other deferred
    costs........................................................        5,474            21,770            12,767
  Deferred membership fees.......................................       18,467            11,812             1,778
  Decrease in membership servicing liability.....................       (4,173)               --                --
  Depreciation and amortization..................................        3,095             3,062             4,180
Changes in assets and liabilities affecting operating cash flows:
  Accounts receivable............................................           57              (431)           (1,363)
  Prepaid membership materials...................................           --              (766)           (4,861)
  Other assets...................................................         (169)              (15)               10
  Accounts payable and accrued liabilities.......................        2,730             5,494             4,513
                                                                      --------          --------          --------
Net cash provided by (used in) operating activities..............        9,517            (4,410)           (4,459)
                                                                      --------          --------          --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of equipment..........................................         (837)           (1,430)           (1,730)
  Purchase of assets from TRW....................................      (12,822)               --                --
                                                                      --------          --------          --------
Net cash used in investing activities............................      (13,659)           (1,430)           (1,730)
                                                                      --------          --------          --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from notes payable to bank............................       11,000             1,350            12,200
  Capital lease payments.........................................          (69)             (217)             (270)
  Proceeds from sale of common stock.............................        4,000                --                --
  Proceeds from junior subordinated note payable.................           --                --             2,800
  Proceeds from common stock purchase warrant....................           --                --               200
  Proceeds from sale of preferred stock..........................           --                --             3,000
  Repayment of note payable -- bank..............................       (1,650)           (1,650)          (11,932)
  Financing costs paid...........................................       (1,169)               --            (1,009)
                                                                      --------          --------          --------
Net cash provided by (used in) financing activities..............       12,112              (517)            4,989
                                                                      --------          --------          --------
Net increase (decrease) in cash and cash equivalents.............        7,970            (6,357)           (1,200)
Cash and cash equivalents at beginning of period.................           --             7,970             1,613
                                                                      --------          --------          --------
Cash and cash equivalents at end of period.......................    $   7,970         $   1,613         $     413
                                                                      ========          ========          ========
SUPPLEMENTAL DISCLOSURES
Cash paid for interest...........................................    $   1,166         $   1,026         $   1,117
Leased asset additions and related obligations...................    $     656         $     117         $     295
Subordinated note payable to TRW.................................    $   3,000                --                --
Preferred stock exchanged for common stock.......................           --                --             3,000


   The accompanying notes are an integral part of these financial statements.

                    CREDENTIALS SERVICES INTERNATIONAL, INC.

                         NOTES TO FINANCIAL STATEMENTS

 1. ORGANIZATION

     Credentials Services International, Inc. (the "Company"), is a Delaware corporation which provides credit report monitoring services to consumers. The services include provision of Experian credit reports to members, prompt notification of inquiries made into a member's Experian credit record, a quarterly newsletter about significant credit related issues, and various other notifications to members principally related to activity within their Experian credit record. The Company sells primarily one- and three-year memberships to the Credentials(R) Monitoring Service which automatically renew unless canceled by the subscriber. New members are generally provided with one month of free service as a trial period. The Company markets its membership programs to consumers using direct marketing techniques, primarily by direct mail and telemarketing campaigns conducted through endorsed co-marketing relationships with credit card issuers and other businesses that have a large customer base, such as banks, retailers and oil companies. The Company's headquarters are located in Orange, California and it maintains a customer service facility in Plano, Texas.

     Prior to November 1996, the Company was wholly-owned by CIS Acquisition Partners, L.P., a Delaware limited partnership. As discussed more fully in Note 11, through a series of equity transactions in November 1996 through March 1997, CSI Investment Partners II, L.P., a Delaware limited partnership ("CSI Partners II"), acquired ownership of approximately 99.75% of the Company and became the Company's parent. The general partners of CIS Acquisition Partners, L.P. and CSI Partners II are affiliates. The principal limited partner of CIS Acquisition Partners, L.P. is Lincolnshire Equity Fund, L.P. The sole limited partner of CSI Partners II is Lincolnshire Equity Fund, L.P.

 2. MANAGEMENT'S PLAN

     The Company incurred substantial net losses for the years ended September 30, 1995 and September 27, 1996. In addition, as of September 26, 1997, the Company had a significant stockholders' deficit and a large working capital deficit. Management believes that the prior year losses were primarily attributable to the startup of the Company's operations (1995) and failed marketing programs (1996). In 1996, the losses caused a severe liquidity shortfall, thereby affecting the Company's ability to undertake new programs and enter into new co-marketer relationships. In August 1996, the Company's Board of Directors appointed a new management team.

     In November 1996 and January 1997, the Company received equity infusions aggregating $3,000,000 and, in January 1997, the bank loan was refinanced to provide additional liquidity to the Company. The Company also received a $3,000,000 subordinated term loan in March of 1997.

     The Company's marketing strategy since September 27, 1996, has been to rebuild the Company's core distribution channel, i.e., marketing through financial institutions followed by expansion to other card issuing organizations (such as oil companies and retailers) and then to other membership type organizations. Management believes that this strategy will enable the Company to build a larger membership base that should yield consistent and high margin renewal income.

     Management believes that its existing cash balances, funds generated from operations and borrowing available under the Company's bank revolving line of credit are sufficient to provide for the Company's future cash needs.

 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Fiscal Year -- The Company has a 52-week fiscal year, which ends on the last Friday of September.

     Basis of Presentation and Use of Estimates -- The accompanying financial statements have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and

                    CREDENTIALS SERVICES INTERNATIONAL, INC.

 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Reclassifications -- Certain reclassifications have been made in prior period financial statements to conform to the current presentation.

     Cash and Cash Equivalents -- Cash and cash equivalents include cash-on-hand, demand deposits and short term investments with original maturities of three months or less.

     Revenue Recognition -- Initial and renewal membership fees are generally billed to members credit cards. An allowance for cancellation is established based on the Company's historical cancellation experience. Deferred membership fees are recorded, net of estimated cancellations, when the free one-month trial period has elapsed and are amortized as membership fees on a straight-line basis over the membership period, generally 12 to 36 months. During an initial membership period, a member may cancel his or her membership generally for a complete refund of the membership fee. At September 27, 1996 and September 26, 1997, the Company had memberships in the amount of $2,142,000 and $23,573,382, respectively (before consideration of cancellations and refunds which have generally ranged from 45% to 60%), which were in their 30-day trial period. These amounts are not reflected in the accompanying financial statements since revenue is not recognized during the respective 30-day trial periods.

     Commission Expense -- The Company has co-marketing agreements with credit card issuers and pays commissions under the terms of these agreements based principally on a percentage of billings. Such commissions are deferred, consistent with the associated revenue, and amortized to expense ratably over the subscription period of the membership.

     Deferred Member Solicitation Costs -- Member solicitation costs relate primarily to the acquisition of new members through direct response type marketing promotions and include payments for postage, printing, the purchase of contact lists, telemarketing, and other direct costs incurred to acquire or obtain members. These costs are deferred and amortized to expense on a straight-line basis over the term of the initial membership period. However, costs to service and retain existing memberships are expensed as incurred.

     Prepaid member solicitation costs include new member acquisition costs pertaining to solicitation promotions that were in process at the end of the fiscal year. Accordingly, no membership fees have been received or recognized. These costs are generally accumulated over a three- to four-month promotional period and begin to amortize when related revenues are recognized.

     The Company periodically compares deferred member solicitation costs to related membership fees (net of related estimated direct membership servicing costs for the membership period) generated by each marketing effort and, when necessary, records an adjustment to recognize any impairment.

     Property and Equipment -- Property and equipment are stated at cost less accumulated depreciation. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the related assets, which vary from four to ten years. Expenditures for major renewals and betterment are capitalized, while minor replacements, maintenance and repairs which do not extend the asset lives are expensed as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization is removed from the respective accounts, and any resulting gain or loss is recognized.

     The Company capitalizes various costs of computer software developed and obtained for internal use including external direct costs of materials and services and certain direct, payroll and related costs.

     Purchased Memberships -- Purchased memberships represents the cost of the purchased membership base at October 1, 1994, the date the business was purchased by the Company from TRW, Inc. The amount

                    CREDENTIALS SERVICES INTERNATIONAL, INC.

 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) was determined based upon the discounted estimated future net cash flows to be generated from the purchased memberships assuming renewal rates based upon historical experience. Purchased memberships are amortized on a straight-line basis over a period of five years. Periodically, the Company compares actual member renewal rates to the estimated renewal rates used in establishing the initial cost of the purchased membership base to determine if any provision for impairment is necessary.

     Goodwill -- Goodwill represents the difference between the purchase price of the assets acquired from TRW, Inc. and the value of the net assets acquired. Such goodwill is being amortized on a straight-line basis over 15 years. Periodically, the Company evaluates the actual and projected future undiscounted cash flows of the Company to determine if any provision for impairment is necessary.

     Deferred Financing Costs -- Costs associated with obtaining long-term debt financing have been capitalized and are amortized over the repayment term of the related debt using a method that approximates the effective interest method.

     Income Taxes -- The Company uses the liability method of accounting for income taxes, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the year in deferred tax assets and liabilities.

     Net Income (loss) Per Common Share -- Net income (loss) per share has been computed in accordance with Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 83. The SAB requires that common shares issued by the Company in the twelve months immediately preceding a proposed public offering plus the number of common equivalent shares which became issuable during the same period pursuant to the grant of warrants and stock options (using the treasury stock method) at prices substantially less than the initial public offering price be included in the calculation of common stock and common stock equivalent shares as if they were outstanding for all periods presented.

     Recently Issued Accounting Pronouncements -- In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FAS 128"). FAS 128 will change the computation, presentation and disclosure requirements for earnings per share. FAS 128 requires presentation of "basic" and "diluted" earnings per share, as defined, on the face of the income statement for all entities with complex capital structures. FAS 128 is effective for financial statements issued for periods ending after December 15, 1997 and requires restatement of all prior period earnings per share accounts. Management does not believe that this restatement will have a material impact on its earnings per share statements when adopted in fiscal 1998.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards Nos. 130, "Comprehensive Income" ("FAS 130") and 131, "Disclosures About Segments of an Enterprise and Related Information" ("FAS 131"). FAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. FAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers.

                    CREDENTIALS SERVICES INTERNATIONAL, INC.

 4. ACCOUNTS RECEIVABLE

     The Company's accounts receivable represent in process credit card billings for new members that were submitted upon the expiration of the free trial period, in process credit card billings for renewal members, and amounts owed to the company by certain co-marketers who billed and collected membership fees on behalf of the Company.

 5. DEFERRED MEMBER SOLICITATION COSTS AND RELATED COMMISSIONS

     Activity in deferred member solicitation costs and related commissions consists of the following:

                                                                       FOR THE YEARS ENDED
                                                                  -----------------------------
                                                                  SEPTEMBER 27,   SEPTEMBER 26,
                                                                      1996            1997
                                                                  -------------   -------------
    Deferred member solicitation costs at beginning of year.....    $   4,707       $   5,826
    Member solicitation costs incurred during the year..........       22,889          22,731
    Member solicitation costs amortized to expense during the
      year......................................................      (14,719)        (12,171)
    Member solicitation costs written-off.......................       (7,051)           (596)
                                                                     --------        --------
    Deferred members solicitation costs at end of year..........    $   5,826       $  15,790
                                                                     ========        ========

     Member solicitation costs written-off consists of solicitation costs incurred which the Company could not directly relate to specific members acquired and costs which the Company determined to be impaired based on comparing the carrying values of the unamortized member solicitation costs for specific marketing efforts to the unamortized membership fees (net of related estimated direct membership servicing costs) pertaining to the members acquired through these efforts.

 6. PROPERTY AND EQUIPMENT

     The Company's property and equipment as of September 27, 1996 and September 26, 1997 was as follows (in thousands):

                                                            SEPTEMBER 27,     SEPTEMBER 26,
                                                                1996              1997
                                                            -------------     -------------
        Office furniture................................       $    63           $   191
        Office equipment................................           458               381
        Computer equipment..............................         1,454             1,857
        Leasehold improvements..........................           156               220
        Capitalized software............................         1,515             3,022
                                                                ------            ------
                  Total.................................         3,646             5,671
        Less, accumulated depreciation..................          (381)           (1,092)
                                                                ------            ------
        Net property and equipment......................       $ 3,265           $ 4,579
                                                                ======            ======

     The Company's depreciation expense for the periods ended September 30, 1995, September 27, 1996 and September 26, 1997, was $217,000, $164,000 and
$711,000, respectively.

                    CREDENTIALS SERVICES INTERNATIONAL, INC.

 7. MEMBERSHIP FEES

     An analysis of membership fees earned is summarized as follows:

                                                                       FOR THE YEARS ENDED
                                                          ---------------------------------------------
                                                          SEPTEMBER 30,   SEPTEMBER 27,   SEPTEMBER 26,
                                                              1995            1996            1997
                                                          -------------   -------------   -------------
Membership fees collected during the year...............    $  33,846       $  46,274       $  61,360
Membership fees refunded................................       (2,839)         (9,906)        (21,543)
Recognition of prior year deferred revenue earned in the
  current year..........................................          -0-          12,829          21,074
Deferral of membership fees collected in the current
  year to be earned in future periods...................      (18,467)        (24,641)        (22,852)
                                                             --------        --------        --------
Membership fees recognized during the year..............    $  12,540       $  24,556       $  38,039
                                                             ========        ========        ========

 8. NOTES PAYABLE

     Principal balances of notes payable at September 27, 1996 and September 26, 1997 consist of the following (in thousands):

                                                            SEPTEMBER 27,     SEPTEMBER 26,
                                                                1996              1997
                                                            -------------     -------------
        Term note payable to bank.......................       $ 9,050           $ 7,400
        Revolving line of credit........................            --             1,920
                                                               -------           -------
                                                                 9,050             9,320
        Less: Current maturities........................        (2,200)           (4,420)
                                                               -------           -------
                                                               $ 6,850           $ 4,900
                                                               =======           =======

     The principal balance on the note payable to bank at September 27, 1996 was $9,050,000. The loan agreement required that the Company make quarterly interest payments at a variable interest rate based, at the Company's option, on Prime, the Federal Funds rate, or LIBOR. The interest rate in effect at September 27, 1996 was approximately 9.75%.

     Substantially all of the Company's assets and a pledge of all of the Company's outstanding common stock collateralized the note. The note payable agreement contained various restrictive covenants, including provisions for minimum debt service, cash flow, and deferred revenue to deferred costs ratios. Additionally, such provisions prohibited the incurrence of additional indebtedness without lender approval.

     In January 1997, the note payable to bank was re-financed with another bank which provided an $11,000,000 line of credit consisting of an $8,500,000 Term Note and a $2,500,000 maximum amount revolving line of credit. Principal on the Term Note is payable in eleven quarterly installments commencing March 31, 1997. Interest is payable monthly at a variable rate based, at the Company's option, on Prime, the Federal Funds rate or LIBOR. The interest rate in effect at September 26, 1997 was approximately 8.41%. Substantially all of the Company's assets and a pledge of all outstanding common stock collateralize the note. The note payable agreement contains various restrictive covenants, including provisions for minimum EBITDA requirements, the maintenance of minimum subscriber levels, and debt to cash flow coverage ratios. Additionally, such provisions prohibit the incurrence of additional indebtedness without lender approval and restrict the Company's ability to pay dividends.

     Borrowings on the Company's revolving line of credit are formula-based. The formula is based upon the level of eligible accounts receivable, as defined in the credit agreement, with a maximum borrowing limit of $2,500,000. The balance borrowed on the revolving line of credit is due on September 30, 1999. Interest is payable monthly at a variable rate based, at the Company's option, on Prime, the Federal Funds rate or

                    CREDENTIALS SERVICES INTERNATIONAL, INC.

 8. NOTES PAYABLE (CONTINUED)
LIBOR. The interest rate in effect at September 26, 1997 was approximately 9.50%. The revolving line of credit is collateralized by current assets, therefore the Company classifies the obligation due under the line as a current liability.

     Future minimum principal payments due on notes payable as of September 26, 1997 are as follows (in thousands):

                               YEARS TO END SEPTEMBER
                ----------------------------------------------------
                  1998..............................................  $4,420
                  1999..............................................   3,150
                  2000..............................................   1,750
                                                                      -------
                                                                      $9,320
                                                                      =======

     In January 1997, the Company refinanced its prior note payable to a bank and wrote-off the remaining unamortized debt issuance costs related to that note payable ($91,054, net of related income tax benefit of $60,702) as an extraordinary item in the accompanying statement of operations.

 9. SUBORDINATED NOTES PAYABLE

     Subordinated notes payable at September 27, 1996 and September 26, 1997 consist of the following (in thousands):

                                                              SEPTEMBER 27,   SEPTEMBER 26,
                                                                  1996            1997
                                                              -------------   -------------
        Subordinated note payable to TRW, Inc...............     $ 3,000         $ 3,000
        Junior subordinated note payable to Canterbury, net
          of unamortized discount of $173,750...............          --           2,826
                                                                  ------          ------
                                                                 $ 3,000         $ 5,826
                                                                  ======          ======

     In conjunction with the acquisition of "TRW Credentials", the Company entered into a subordinated debt agreement with TRW, Inc. The principal amount of the note is $3,000,000 due in full on December 31, 1999, with interest, based on LIBOR, payable quarterly. As of September 27, 1996 and September 26, 1997, the interest rates that were in effect were 9.0625% and 9.16%, respectively. The agreement includes a mandatory prepayment based on a percentage of excess cash as defined in the agreement.

     In March 1997, Canterbury Mezzanine Capital L.P. ("Canterbury") loaned to the Company $3,000,000 represented by a junior subordinated note payable. Principal on the note is payable in two equal installments on March 10, 2001 and March 10, 2002. Interest is payable semi-annually in arrears at a fixed rate per annum equal to 12% per annum. The note payable agreement contains several restrictive covenants, including provisions for minimum debt to cash flow coverage ratios, limitations on number of mailings and telemarketing activity and restrictions on the incurrence of additional indebtedness, subject to the terms of the loan agreement.

     In accordance with the provisions of the note payable to Canterbury, the Company granted a warrant to Canterbury to purchase 1,038,600 shares of the Company's Common Stock. The warrant is exercisable at a nominal price per share and has a term of ten years expiring in March 2007. The number of shares and exercise price per share subject to the warrant are subject to anti-dilution provisions. All of the warrants were exercised by Canterbury as of September 26, 1997.

     The Company allocated a portion of the proceeds received from the Canterbury subordinated note payable to the warrant and recorded the amount ($200,000) as a discount on the Canterbury note payable.

                    CREDENTIALS SERVICES INTERNATIONAL, INC.

 9. SUBORDINATED NOTES PAYABLE (CONTINUED)
The discount is being amortized on a straight line basis (which approximates the effective interest method) over the term of the Canterbury note payable. The amount allocated to the warrant was based on management's estimate of the relative fair values of the warrants and the subordinated note payable (exclusive of the warrant feature) at the date of issuance.

     Future minimum principal payments due on subordinated notes payable as of September 26, 1997 are as follows (in thousands):

                               YEARS TO END SEPTEMBER
                ----------------------------------------------------
                  1998..............................................       --
                  1999..............................................       --
                  2000..............................................  $ 3,000
                  2001..............................................    1,500
                  2002..............................................    1,500
                                                                       ------
                                                                      $ 6,000
                                                                       ======

10. COMMITMENTS AND CONTINGENCIES

     Operating Leases -- The Company leases office space in Plano, Texas for its customer service facility. The lease agreement requires monthly rent payments of $16,000 that expire on September 2001. The Company also leases office facilities in Orange, California, which house its corporate offices. The leases require monthly payments of $2,927 and $23,334, respectively, which expire in July 14, 1997 and December 31, 1998, respectively. Rent expenses plus taxes, insurance, maintenance and utilities for these leases was $381,000, $516,000 and $520,000 for the years ended September 30, 1995, September 27, 1996 and September 26, 1997, respectively. The Company also leases equipment under operating leases expiring through 2001. Rent expenses, including taxes, repair and maintenance cost associated with these leases for the years ended September 30, 1995 and September 27, 1996 and September 26, 1997, was approximately $73,000, $85,000 and $196,000, respectively. Future minimum rent and lease payments for each of the five succeeding years are as follows (in thousands):

                               YEARS TO END SEPTEMBER
                ----------------------------------------------------
                  1998..............................................  $  570
                  1999..............................................     318
                  2000..............................................     230
                  2001..............................................     227
                  2002..............................................      73

                    CREDENTIALS SERVICES INTERNATIONAL, INC.

10. COMMITMENTS AND CONTINGENCIES (CONTINUED)
     The Company leases computer equipment under several agreements that expire in June and November 1998. Future minimum lease payments (net of interest) under the Company's capitalized leases on computer equipment are as follows (in thousands):

            YEARS TO END SEPTEMBER
            ----------------------
              1998.......................................................  $ 316
              1999.......................................................    255
              2000.......................................................     27
              2001.......................................................      0
              2002.......................................................      0
                                                                           -----
            Total minimum payments.......................................    598
            Less amount representing interest............................    (86)
                                                                           -----
                                                                           $ 512
            Less Current Portion.........................................   (367)
                                                                           -----
                                                                           $ 145
                                                                           =====

     Concentration of Credit Risk -- The Company maintains its cash accounts in commercial banks. At September 27, 1996 and September 26, 1997, cash on deposit exceeded the federally insured limit of $100,000 by $910,000 and $426,653, respectively.

     Litigation -- Various legal proceedings have arisen in the course of the Company's business. While it is not possible to predict the outcome of any litigation, management believes, based in part on advice from outside legal counsel, that the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

11. 401K RETIREMENT PLAN

     The Company has a 401K salary reduction plan for the benefit of its employees. Employees are eligible to participate after 30 days of employment. The Company will make a matching contribution equal to 50% on the first 6% that the employee contributes to the plan. The employer's matching portions for the years ended September 30, 1995, September 30, 1996 and September 26, 1997 were $35,000, $88,000 and $71,000, respectively.

12. RELATED PARTY TRANSACTIONS

     In October 1994, the Company entered into a consulting agreement with Lincolnshire Management, Inc. ("LMI"), an affiliate of CSI Partners II and CIS Acquisition Partners, L.P. Pursuant to the agreement, LMI renders management and financial consulting services to the Company. During fiscal year 1996, these services included assisting the Company in refinancing and reorganizing its operations. For the services provided, the Company paid LMI annual management and consulting fees and expenses of $259,000 in fiscal year 1995, $368,000 in fiscal year 1996 and $390,000 in fiscal year 1997.

     During the year ended September 30, 1995, Lincolnshire Management, Inc., was paid $1,250,000 for professional services relating primarily to the negotiations of the acquisition from TRW, Inc., the negotiation of bank debt agreements and the negotiation of the Subordinated Debt Agreement.

     The Warrant Agreement, as discussed in Note 7, contains a provision such that if, prior to a period of time specified in the Warrant Agreement, the note payable and all other amounts due under the note payable agreement have been repaid in full, and Canterbury has received in excess of $3,000,000 in cash by reason of the sale or any other disposition of all or any portion of the Warrant and Warrant shares, Canterbury is

                    CREDENTIALS SERVICES INTERNATIONAL, INC.

12. RELATED PARTY TRANSACTIONS (CONTINUED) required to pay to Lincolnshire Management, Inc., an affiliate of CSI Partners II, an amount equal to 25% of the amount it receives in excess of $3,000,000.

     In March 1997, Lincolnshire Management, Inc., was paid $300,000 for professional services relating primarily to the negotiation of the bank debt and subordinated debt agreements.

     A law firm in which the Chairman of the Company's Board of Directors is a partner performed legal services on behalf of the Company during 1997. Fees incurred by the Company in connection with these services aggregated approximately $261,000 for the year ended September 26, 1997.

13. INCOME TAXES

     The provision for income taxes for the years ended September 30, 1995, September 27, 1996 and September 26, 1997 consists of:

                                                  SEPTEMBER 30,   SEPTEMBER 27,   SEPTEMBER 26,
                                                      1995            1996            1997
                                                  -------------   -------------   -------------
        Current:
          Federal...............................       $ 0             $ 0             $44
          State.................................         0               0              17
                                                      ----            ----            ----
                                                       $ 0             $ 0             $61
        Deferred:
          Federal...............................       $ 0             $ 0             $ 0
          State.................................         0               0               0
                                                      ----            ----            ----
                                                       $ 0             $ 0             $ 0
                                                      ----            ----            ----
          Provision for income taxes............       $ 0             $ 0             $61
                                                      ====            ====            ====

     The provision (benefit) for income taxes differs from the amount that would result from applying the Federal statutory rate as follows:

                                              SEPTEMBER 30,     SEPTEMBER 27,     SEPTEMBER 26,
                                                  1995              1996              1997
                                              -------------     -------------     -------------
        Tax provision (benefit) at the
          statutory rate....................      (34.00%)             (34.00%)        34.00%
        Change in valuation allowance.......       33.98                34.00         (30.74%)
        Other...............................        0.02                 0.00           1.10%
                                                 -------              -------        -------
                                                    0.00%                0.00%          4.36%
                                                 =======              =======        =======

     The components of the deferred tax asset and (liability) as of September 27, 1996 and September 26, 1997 are as follows (in thousands):

                                                        SEPTEMBER 27,     SEPTEMBER 26,
                                                            1996              1997
                                                        -------------     -------------
            Allowance for doubtful accounts...........    $      64         $     485
            Property and equipment....................         (307)             (205)
            Purchased membership amortization.........        1,163             1,753
            Capitalized marketing costs and
              commissions.............................       (2,505)           (3,391)
            Deferred revenue..........................        3,942             8,611
            Other.....................................           84               392
            Goodwill..................................         (918)           (1,446)
            Net operating losses......................       10,311             5,441
                                                           --------          --------
                                                             11,834            11,640
            Valuation allowance.......................      (11,834)          (11,640)
                                                           --------          --------
            Net deferred income taxes.................    $       0         $       0
                                                           ========          ========

                    CREDENTIALS SERVICES INTERNATIONAL, INC.

13. INCOME TAXES (CONTINUED)
     The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets. Management periodically evaluates the recoverability of the deferred tax assets. At such time as it is determined that it is more likely than not that deferred tax assets are realizable, the valuation allowance will be reduced.

     As of September 26, 1997, the Company had net operating loss carryforwards for Federal and state purposes of approximately $23,199,312 and $21,057,969, respectively. The net operating loss carryforwards begin expiring after the years ending 2010 and 2003, respectively. In the event of a "Change in Ownership" the utilization against future taxable income of the loss carryforwards will be subject to an annual limitation pursuant to the provisions of the Tax Reform Act of 1988.

14. STOCKHOLDERS' DEFICIT

     Preferred Stock

     Each share of Series A Stock entitles its holder to receive, when and as declared by the Board of Directors, preferential dividends which accrue cumulatively at a compound rate of 12% per annum from the date of issuance of each share of Series A Stock. Dividends payable with respect to each share of Series A Stock shall be payable in cash or in shares of Series A Stock of the Company at the issue value, at the option of the Company. In the event of liquidation, the holders of shares of Series A Stock shall be entitled to an amount equal to the sum of $1,000 per share of Series A Stock. The Series A Stock is redeemable at the option of the Company at a price equal to or above the Series A Redemption Price as outlined in the Company's Certificate of Incorporation.

     In November 1996, the Company issued 2,000 shares of Series A preferred stock and a warrant for 2,123,072 shares of common stock in exchange for a $2,000,000 contribution by CSI Partners II to the capital of the Company. At the date of this transaction, all of the Company's issued and outstanding common stock was owned by CIS Acquisition Partners, L.P. ("CIS Acquisition Partners"). As discussed in Note 1, CIS Acquisition Partners and CSI Partners II are affiliated entities whose general partners are under common control and which have the same principal limited partner, Lincolnshire Equity Fund, LP.

     The proceeds of the $2,000,000 capital contribution from CSI Partners II were allocated as follows: $1,999,000 to the Series A preferred stock and $1,000 to the warrant. The amount allocated to the warrant was based on the exercise price of the warrant. Management determined that the exercise price of the warrant was generally equivalent to its fair value since the holders of the common stock and the warrant are affiliated entities under common control and, accordingly, the warrant did not have a substantial effect on the underlying beneficial ownership of the Company's common stock.

     In January 1997, the Company issued 1,000 shares of Series A preferred stock in exchange for an additional $1,000,000 contribution by CSI Partners II to the capital of the Company required in connection with the refinancing of the Company's then outstanding senior secured debt. In March 1997, CSI Partners II exchanged the 3,000 shares of Series A preferred stock for 6,433,550 shares of common stock and exercised its warrant for 2,123,072 shares of common stock.

     Management Equity

     Under the terms of the CSI II Partnership Agreement, a group of eleven officers and key employees of the Company hold Class B limited partnership interests in CSI Investment Partners II, L.P. ("CSI Partners II"), a Delaware limited partnership, representing indirect interests in the Company Common Stock held by that partnership. The interests held by those eleven officers and key employees aggregate a 10% interest in CSI Partners II. The foregoing interests were granted pursuant to agreements reached with each

                    CREDENTIALS SERVICES INTERNATIONAL, INC.

14. STOCKHOLDERS' DEFICIT (CONTINUED)
such officer in October 1996. Under the terms of the CSI II Partnership Agreement, the interests of each of the eleven individuals vest in accordance with a schedule which provides that one-third of such interest vests in April 1998, an additional one-third vest in April 1999, and the remaining one-third vest in April 2000, contingent upon such individual's continued employment with the Company. Upon vesting of an individual's interest, the Company Common Stock underlying that interest will be distributed to such individual. Based on the capital structure of the Company at September 26, 1997, assuming full vesting of all such restricted shares for all of the eleven individuals, the number of restricted shares that would be distributed would be 855,662 shares. The CSI II Partnership Agreement required that the eleven individuals make a capital contribution to the partnership in the aggregate amount of $660,000 in the year 2000.

     The Company applied APB Opinion 25 and related Interpretations in accounting for the management equity interests. Accordingly, no compensation cost was recognized since the amount which management is obligated to pay for the interests ($660,000) exceeds the estimated value of the interest ($445,000) at the date of grant, October 1996. Had compensation cost for the management equity interests been determined based on the fair value of the interests consistent with the method prescribed in Statement of Financial Accounting Standards No. 123, the Company's net income and earnings per share would not have been affected since the discounted value of the amount which management is obligated to pay for the interests (approximately $532,000 based on an assumed discount rate of 6.17% per annum) also exceeds the value of the interests at the date of grant.

15. SUBSEQUENT EVENTS

     In November 1997, pursuant to a transaction between CSI Partners II and certain officers and key employees of the Company, the Class B limited partnership interests in CSI Partners II owned by those officers and key employees (see Note 13) were exchanged for 855,662 restricted shares of the Company's common stock. The shares are being held in trust and are subject to the same vesting provisions that previously applied to the Class B limited partnership interests. In addition, in lieu of the $660,000 capital contribution due May 1, 2000 that had been required under the CSI II Partnership Agreement, the officers and key employees executed recourse promissory notes payable to CSI Partners II aggregating $660,000 which mature on May 1, 2000 in consideration for the restricted shares. Since the exchange of the Class B limited partnership interests for the 855,662 restricted shares of common stock did not alter any of the significant terms or provisions affecting management's equity in the Company, no compensation cost was recorded in connection with the transaction.

     In October 1997, the Company entered into a comarketing agreement with a bank. Pursuant to the agreement, contingent upon the joint execution of agreed-upon marketing plans, the Company has guaranteed to the bank $9 million in commissions for the period from October 29, 1997 through December 31, 1998.

     The Company is in the process of filing a registration statement for an initial public offering ("IPO") of shares of equity securities. The net proceeds of the offering will be used to repay outstanding short term and long term indebtedness, including accrued interest thereon. At the time of the proposed repayments of existing debt, unamortized debt issuance costs and discounts will be written off as an extraordinary charge. The Extraordinary charge is expected to approximate $1.1 million.

                    CREDENTIALS SERVICES INTERNATIONAL, INC.

     Had the proposed IPO been consummated as of September 28, 1996 (the first day of the Company's 1997 fiscal year) and the proceeds used to repay outstanding short-term and long-term indebtedness, the Company's pro forma net income per share for the year ended September 26, 1997 would have been as follows:

    Actual net income.......................................................  $ 1,248,000
    Pro forma adjustments to eliminate interest expense and recognize the
    write-off of unamortized debt issuance costs............................      355,000
                                                                              -----------
    Pro forma net income....................................................  $ 1,603,000
                                                                               ==========
    Actual weighted average common and common equivalent shares.............    9,616,667
    Pro forma adjustment to reflect additional shares.......................    1,050,000
                                                                              -----------
    Pro forma weighted average common and common equivalent shares..........   10,666,667
                                                                               ==========
    Pro forma net income per common and common equivalent share before
      extraordinary item....................................................  $      0.19
    Extraordinary item......................................................        (0.04)
                                                                              -----------
    Pro forma net income per common and common equivalent share.............  $      0.15
                                                                               ==========

     On November 21, 1997, the Board of Directors authorized a 214.4517-for-1 stock split of the Company's common stock. Additionally, common stock authorized was increased to 20,000,000 shares and preferred stock authorized was increased to 5,000,000 shares. All share and per share amounts have been retroactively restated to reflect these events.

     In November 1997, the Company adopted a Stock Option Plan providing for the grant, from time to time, of options to purchase up to 800,000 shares of Common Stock to employees and officers of the Company.

Inside back cover:

[Logo of Credentials Services International, Inc.]

              Credentials(R) Credit Report Monitoring Service

[Graphic depiction of a credit report, form of inquiry notification and quarterly recap. Benefits of the Credentials(R) Credit Report Monitoring Service are described as: unlimited Experian credit reports at no additional charge; plain English easy-to-read narrative summary of data; automatic notification of inquiries to a member's credit file; and quarterly recap of any new negative information that has been posted to a member's credit file.]

======================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.
                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................     1
Risk Factors..........................     5
Use of Proceeds.......................    14
Dividend Policy.......................    14
Capitalization........................    15
Dilution..............................    16
Selected Financial Data...............    17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    20
Business..............................    27
Management............................    38
Certain Transactions..................    44
Principal and Selling Stockholders....    47
Description of Capital Stock..........    49
Shares Eligible for Future Sale.......    51
Underwriting..........................    52
Legal Matters.........................    53
Experts...............................    53
Additional Information................    53
Index to Financial Statements.........   F-1


                            ------------------------

    UNTIL          , 199 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

======================================================
======================================================
                                5,500,000 SHARES

                                      LOGO
                                  COMMON STOCK
                            ------------------------
                                   PROSPECTUS
                            ------------------------

                            PAINEWEBBER INCORPORATED

                               HAMBRECHT & QUIST
                            ------------------------

                                          , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses expected to be incurred by the Registrant and the Selling Stockholders in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee and the Nasdaq National Market filing fee.

                                                                           PAYABLE BY
                                                                           REGISTRANT
                                                                           ----------
        SEC registration fee.............................................  $   30,667
        Nasdaq National Market filing fee................................      47,500
        Blue Sky fees and expenses.......................................       7,500
        Accounting fees and expenses.....................................     350,000
        Legal fees and expenses..........................................     625,000
        Printing and engraving expenses..................................     225,000
        Registrar and Transfer Agent's fees..............................       8,000
        Miscellaneous fees and expenses..................................       6,333
                                                                           ----------
                  Total..................................................  $1,300,000
                                                                           ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article Tenth of the Registrant's Amended and Restated Certificate of Incorporation (Exhibit 3.1(ii) hereto) and Article VI of the Registrant's Amended and Restated Bylaws (Exhibit
3.2 hereto) provide for indemnification of the Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant has also entered into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

     The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of the Registrant, its directors and officers, and by the Registrant of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act, and affords certain rights of contribution with respect thereto.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     (a) In October 1994, the Registrant issued 21,445 shares of its Common Stock to CIS Acquisition Partners, L.P., for aggregate cash consideration of $4.0 million. The Registrant relied on the exemption provided by Section 4(2) of the Securities Act.

     (b) Pursuant to the terms of agreements reached in October 1996, a group of eleven officers and key employees of the Company were granted indirect contingent equity interests in the Registrant aggregating a 10% equity interest in the Registrant. In November 1997, these indirect contingent equity interests were restructured so that shares of restricted stock in the Registrant were granted in exchange for the indirect contingent equity interests previously granted. The shares remain subject to vesting conditions of Common Stock Agreements which provide that each of such officer's shares vest in accordance with a schedule which provides that one-third of such shares vest in April 1998, an additional one-third vest in April 1999, and the remaining one-third vest in April 2000, contingent upon such individual's continued employment with the Registrant. Assuming full vesting of all such shares for all of the eleven individuals, the number of restricted shares that would be distributed would be 855,662 shares. In addition, each of the eleven officers and key employees will execute a recourse promissory note in consideration of his respective equity interest. The promissory notes are payable to CSI Partners II and aggregate $660,000 in principal amount ($214,500 for Mr. Thompson, $6,600 for Mr. Caudle, $49,500 for Mr. Cossel, $62,700 for Mr. Rothe, and $95,700 for Mr. Pruthi). The promissory notes bear interest at 6.64% per annum, are payable annually and mature on May 1, 2000.

     (c) In November 1996, the Registrant issued 2,000 shares of Series A Cumulative Preferred Stock (the "Series A Preferred Stock") and granted warrants to acquire 2,123,072 shares of its Common Stock to CSI Investment Partners II, L.P. ("CSI Partners II"), for aggregate cash consideration of $2.0 million. In January 1997, the Registrant issued 1,000 additional shares of Series A Preferred Stock to CSI Partners II, for aggregate cash consideration of $1.0 million. In each case, the Registrant relied on the exemption provided by Section 4(2) of the Securities Act. In March 1997, as a condition of a $3.0 million subordinated loan to the Registrant made by Canterbury Mezzanine Capital, L.P. ("Canterbury Capital"), CSI Partners II exchanged its 3,000 outstanding shares of Series A Preferred Stock for 6,433,550 shares of the Registrant's Common Stock and exercised its warrants (at a nominal exercise price aggregating $1,000) for 2,123,072 shares of Common Stock.

     (d) In March 1997, the Registrant granted warrants to purchase a total of 1,038,600 shares of its Common Stock to Canterbury Capital in connection with Canterbury Capital's $3.0 million subordinated loan to the Registrant. The Registrant relied on the exemption provided by
         Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES

(a) EXHIBITS

       EXHIBIT
        NUMBER                                 DESCRIPTION OF DOCUMENT
    --------------    -------------------------------------------------------------------------
       1.1            Form of Underwriting Agreement.
     **3.1(i)         Certificate of Incorporation of the Registrant, as amended.
     **3.1(ii)        Amended and Restated Certificate of Incorporation of the Registrant.
     **3.2            Amended and Restated Bylaws of the Registrant.
     **4.1            Specimen Common Stock Certificate.
     **4.2            Form of Registration Rights Agreement among the Registrant, CSI
                      Investment Partners II, L.P., and Canterbury Mezzanine Capital, L.P.
     **4.3            Warrant Agreement between the Registrant and Canterbury Mezzanine
                      Capital, L.P., dated as of March 10, 1997, as amended.
     **5.1            Opinion of Maloney, Mehlman & Katz.
    **10.1+           Consumer Credit Subscriber Service Agreement, dated October 18, 1994, entered into by TRW Inc., and the Registrant.
    **10.2            Office Lease, dated as of June 13, 1995, by and between TGALMA Limited and the Registrant, as amended.
    **10.3            SubLease Agreement, dated as of December 6, 1994, by and between
                      Cal-Surance Associates and the Registrant; Office Lease dated August 23,
                      1988, by and between Metropolitan Tishman Tower Venture and Cal-Surance
                      Associates, Inc., as amended.
    **10.4            Employment Agreement, dated as of May 9, 1997, by and between David C.
                      Thompson and the Registrant.
    **10.5            Employment Agreement, dated as of August 15, 1996, by and between Chuck
                      Caudle and the Registrant.
    **10.6            Letter Agreement, dated August 16, 1995, by and between Mike Cossel and the Registrant.
    **10.7            Letter Agreement, dated September 5, 1995, by and between James Rothe and the Registrant.
    **10.8            Employment Agreement, dated as of December, 1996, by and between Vineet
                      Pruthi and the Registrant.
    **10.9            Letter Agreement, dated October 1, 1994, by and between Gerry Keehan and the Registrant.

       EXHIBIT
        NUMBER                                 DESCRIPTION OF DOCUMENT
    --------------    -------------------------------------------------------------------------
    **10.10           Employment Agreement, dated as of December 3, 1996, by and between Donald
                      J. Shea, Jr., and the Registrant.
    **10.11           Credentials Services International, Inc. 1997 Stock Option Plan.
    **10.12(i)        Credit Agreement, dated as of January 14, 1997, between the Registrant and LaSalle National Bank.
    **10.12(ii)       Revolving Note, dated January 14, 1997, of the Registrant payable to
                      LaSalle National Bank.
    **10.12(iii)      Term Note, dated January 14, 1997, of the Registrant payable to LaSalle
                      National Bank.
    **10.12(iv)       Security Agreement, dated as of January 14, 1997, between the Registrant and LaSalle National Bank.
    **10.12(v)        Patent, Trademark and Copyright Security Agreement, dated as of January
                      14, 1997, between the Registrant and LaSalle National Bank.
    **10.12(vi)       Collateral Assignment of Contracts, dated as of January 14, 1997, between the Registrant and LaSalle National Bank.
    **10.12(vii)      Pledge Agreement, dated as of January 14, 1997, made by CSI Investment
                      Partners II, L.P., in favor of LaSalle National Bank.
    **10.12(viii)     Pledge Agreement, dated as of January 14, 1997, made by CIS Acquisition
                      Partners, L.P., in favor of LaSalle National Bank.
    **10.12(ix)       First Amendment to Credit Agreement, dated March 10, 1997, between the
                      Registrant and LaSalle National Bank.
    **10.12(x)        Second Amendment to Credit Agreement, dated August 13, 1997, between the
                      Registrant and LaSalle National Bank.
    **10.12(xi)       Third Amendment to Credit Agreement, dated September 26, 1997, between the Registrant and LaSalle National Bank.
    **10.13           Form of Director and Officer Indemnification Agreement.
    **10.14           Form of Common Stock Agreement among the Registrant, CSI Investment
                      Partners II, L.P., and the Restricted Shareholder named therein.
    **10.15           Amended and Restated Agreement of Limited Partnership of CSI Investment
                      Partners II, L.P., dated as of October 7, 1997.
    **10.16           Amended and Restated Agreement of Limited Partnership of CSI Investment
                      Partners II, L.P., dated as of November 15, 1997.
      10.17           Form of Amended and Restated Credit Agreement between the Registrant and
                      LaSalle National Bank.
    **11.1            Statement re Computation of Per Share Earnings.
      23.1            Consent of Coopers & Lybrand L.L.P.
    **23.2            Consent of Maloney, Mehlman & Katz (included in its opinion filed as
                      Exhibit 5.1 to this Registration Statement).
    **24.1            Power of Attorney.
    **27.1            Financial Data Schedule.


---------------
** Filed previously.

 + Confidential treatment has been granted with respect to certain portions of this agreement.


(b) FINANCIAL STATEMENT SCHEDULES

     Financial statement schedules other than those referred to above have been omitted because they are not applicable or not required or because the information is included elsewhere in the Financial Statements or the notes thereto.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) It will provide to the underwriters at the closing(s) specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orange, State of California, on the 17th day of December, 1997.


                                      CREDENTIALS SERVICES INTERNATIONAL, INC.

                                      By        /s/ DAVID C. THOMPSON
                                        ----------------------------------------
                                                   David C. Thompson
                                         President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


                    NAME                                 TITLE                     DATE
---------------------------------------------  -------------------------    -------------------

            /s/ DAVID C. THOMPSON              President, Chief               December 17, 1997
---------------------------------------------  Executive Officer and
              David C. Thompson                Director (Principal
                                               Executive Officer)

             /s/ VINEET PRUTHI*                Executive Vice President       December 17, 1997
---------------------------------------------  and Chief Financial
                Vineet Pruthi                  Officer (Principal
                                               Financial and Accounting
                                               Officer)

           /s/ THOMAS J. MALONEY*              Chairman and Director          December 17, 1997
---------------------------------------------
              Thomas J. Maloney

            /s/ C. KENNETH CLAY*               Director                       December 17, 1997
---------------------------------------------
               C. Kenneth Clay

            /s/ NICHOLAS DUNPHY*               Director                       December 17, 1997
---------------------------------------------
               Nicholas Dunphy

            /s/ WILLIAM A. HALL*               Director                       December 17, 1997
---------------------------------------------
               William A. Hall

            /s/ M. GERARD KEEHAN*              Director                       December 17, 1997
---------------------------------------------
              M. Gerard Keehan

*By: /s/ DAVID C. THOMPSON
     ----------------------------------------
     David C. Thompson
     Attorney-in-fact

                                 EXHIBIT INDEX

       EXHIBIT
        NUMBER                                 DESCRIPTION OF DOCUMENT
    --------------    -------------------------------------------------------------------------
       1.1            Form of Underwriting Agreement.
     **3.1(i)         Certificate of Incorporation of the Registrant, as amended.
     **3.1(ii)        Amended and Restated Certificate of Incorporation of the Registrant.
     **3.2            Amended and Restated Bylaws of the Registrant.
     **4.1            Specimen Common Stock Certificate.
     **4.2            Form of Registration Rights Agreement among the Registrant, CSI
                      Investment Partners II, L.P., and Canterbury Mezzanine Capital, L.P.
     **4.3            Warrant Agreement between the Registrant and Canterbury Mezzanine
                      Capital, L.P., dated as of March 10, 1997, as amended.
     **5.1            Opinion of Maloney, Mehlman & Katz.
    **10.1+           Consumer Credit Subscriber Service Agreement, dated October 18, 1994, entered into by TRW Inc., and the Registrant.
    **10.2            Office Lease, dated as of June 13, 1995, by and between TGALMA Limited and the Registrant, as amended.
    **10.3            SubLease Agreement, dated as of December 6, 1994, by and between
                      Cal-Surance Associates and the Registrant; Office Lease dated August 23,
                      1988, by and between Metropolitan Tishman Tower Venture and Cal-Surance
                      Associates, Inc., as amended.
    **10.4            Employment Agreement, dated as of May 9, 1997, by and between David C.
                      Thompson and the Registrant.
    **10.5            Employment Agreement, dated as of August 15, 1996, by and between Chuck
                      Caudle and the Registrant.
    **10.6            Letter Agreement, dated August 16, 1995, by and between Mike Cossel and the Registrant.
    **10.7            Letter Agreement, dated September 5, 1995, by and between James Rothe and the Registrant.
    **10.8            Employment Agreement, dated as of December, 1996, by and between Vineet
                      Pruthi and the Registrant.
    **10.9            Letter Agreement, dated October 1, 1994, by and between Gerry Keehan and the Registrant.
    **10.10           Employment Agreement, dated as of December 3, 1996, by and between Donald
                      J. Shea, Jr., and the Registrant.
    **10.11           Credentials Services International, Inc. 1997 Stock Option Plan.
    **10.12(i)        Credit Agreement, dated as of January 14, 1997, between the Registrant and LaSalle National Bank.
    **10.12(ii)       Revolving Note, dated January 14, 1997, of the Registrant payable to
                      LaSalle National Bank.
    **10.12(iii)      Term Note, dated January 14, 1997, of the Registrant payable to LaSalle
                      National Bank.
    **10.12(iv)       Security Agreement, dated as of January 14, 1997, between the Registrant and LaSalle National Bank.
    **10.12(v)        Patent, Trademark and Copyright Security Agreement, dated as of January
                      14, 1997, between the Registrant and LaSalle National Bank.

       EXHIBIT
        NUMBER                                 DESCRIPTION OF DOCUMENT
    --------------    -------------------------------------------------------------------------
    **10.12(vi)       Collateral Assignment of Contracts, dated as of January 14, 1997, between the Registrant and LaSalle National Bank.
    **10.12(vii)      Pledge Agreement, dated as of January 14, 1997, made by CSI Investment
                      Partners II, L.P., in favor of LaSalle National Bank.
    **10.12(viii)     Pledge Agreement, dated as of January 14, 1997, made by CIS Acquisition
                      Partners, L.P., in favor of LaSalle National Bank.
    **10.12(ix)       First Amendment to Credit Agreement, dated March 10, 1997, between the
                      Registrant and LaSalle National Bank.
    **10.12(x)        Second Amendment to Credit Agreement, dated August 13, 1997, between the
                      Registrant and LaSalle National Bank.
    **10.12(xi)       Third Amendment to Credit Agreement, dated September 26, 1997, between the Registrant and LaSalle National Bank.
    **10.13           Form of Director and Officer Indemnification Agreement.
    **10.14           Form of Common Stock Agreement among the Registrant, CSI Investment
                      Partners II, L.P., and the Restricted Shareholder named therein.
    **10.15           Amended and Restated Agreement of Limited Partnership of CSI Investment
                      Partners II, L.P., dated as of October 7, 1997.
    **10.16           Amended and Restated Agreement of Limited Partnership of CSI Investment
                      Partners II, L.P., dated as of November 15, 1997.
      10.17           Form of Amended and Restated Credit Agreement between the Registrant and
                      LaSalle National Bank.
    **11.1            Statement re Computation of Per Share Earnings.
      23.1            Consent of Coopers & Lybrand L.L.P.
    **23.2            Consent of Maloney, Mehlman & Katz (included in its opinion filed as
                      Exhibit 5.1 to this Registration Statement).
    **24.1            Power of Attorney.
    **27.1            Financial Data Schedule.


---------------
** Filed previously.

 + Confidential treatment has been granted with respect to certain portions of this agreement.